COMPASS
GROUP

[redacted]

07020452

RECEIVED

By Courier

17 January 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

PROCESSED

SUPPL

JAN 2 4 2007

THOMSON
FINANCIAL

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – Scolarest, the School Catering Division of Compass Group PLC, at the Forefront of UK National Drive to Improve School Food, having been Awarded £4.8 million contract by Reading Council (June 8, 2006).

2. Compass Group PLC - Completion of Sale of Travel Concession Catering Operations (June 15, 2006).

3. Compass Group PLC – Scolarest, in £12.5 million Catering Deal with West Sussex County Council (August 11, 2006).

4. Compass Group PLC – ESS, a Compass Group Subsidiary, wins Support Services Contract with 4th Division of British Army (August 30, 2006).

5. Compass Group PLC – Scolarest welcomes the Announcement by UK Secretary of State for Education of a Multi-Million Pound Package of Measures to Support On-going Changes in School Food (September 4, 2006).

6. Compass Group PLC – Levy Restaurants and the United States Tennis Association announce a Ten Year Agreement for Levy to provide Foodservice at the US Open Tennis Tournament (September 18, 2006).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

great people ***great*** service ***great*** results

7. Compass Group PLC – Trading Update (September 27, 2006).

8. Compass Group PLC – Announces Settlement of ESS/ES-KO and Supreme (UN) Litigation (October 16, 2006).

9. Compass Group PLC – Appointment of Sir Ian Robinson and Gary Green as directors of the Company, effective December 1, 2006 and January 1, 2007 respectively. Resignation of Val Gooding as a director of the Company, effective December 31, 2006 (November 29, 2006).

10. Compass Group PLC – Preliminary Results for the Year Ended September 30, 2006 (November 29, 2006).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (June 14, 2006).

2. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (June 15, 2006).

3. Notification from Compass Group PLC - Completion of the sale of the Company's travel concession catering operations (Select Service Partner) (June 15, 2006).

4. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 19, 2006).

5. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 20, 2006).

6. Notification from Compass Group PLC relating to the purchase of 150,000 of its own shares for cancellation (June 22, 2006).

7. Notification from Compass Group PLC relating to the purchase of 850,000 of its own shares for cancellation (June 23, 2006).

8. Notification from Compass Group PLC relating to major interests in its shares held by Legal & General Group plc (June 26, 2006).

9. Notification from Compass Group PLC relating to the purchase of 650,000 of its own shares for cancellation (June 26, 2006).

10. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 27, 2006).

11. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 28, 2006).

12. Notification from Compass Group PLC relating to the purchase of 100,000 of its own shares for cancellation (June 29, 2006).

13. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 30, 2006).

14. Notification from Compass Group PLC relating to the purchase of 64,000 of its own shares for cancellation (July 3, 2006).

15. Notification from Compass Group PLC relating to the purchase of 615,000 of its own shares for cancellation (July 4, 2006).

16. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 5, 2006).

17. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (July 5, 2006).

18. Notification from Compass Group PLC relating to major interests in its shares held by Aviva PLC (July 6, 2006).

19. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (July 6, 2006).

20. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 7, 2006).

21. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 10, 2006).

22. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 10, 2006).

23. Notification from Compass Group PLC relating to the purchase of 1,035,000 of its own shares for cancellation (July 11, 2006).

24. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (July 12, 2006).

25. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 13, 2006).

26. Notification from Compass Group PLC relating to the purchase of 1,300,000 of its own shares for cancellation (July 14, 2006).

27. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (July 17, 2006).

28. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 17, 2006).

29. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 18, 2006).

30. Notification from Compass Group PLC relating to the purchase of 770,000 of its own shares for cancellation (July 19, 2006).

31. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 20, 2006).

32. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 20, 2006).

33. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 21, 2006).

34. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 24, 2006).

35. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 24, 2006).

36. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 25, 2006).

37. Notification from Compass Group PLC relating to the purchase of 615,000 of its own shares for cancellation (July 26, 2006).

38. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 27, 2006).

39. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (July 31, 2006).

40. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (July 31, 2006).

41. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (August 1, 2006).

42. Notification from Compass Group PLC relating to the purchase of 770,000 of its own shares for cancellation (August 2, 2006).

43. Notification from Compass Group PLC relating to the purchase of 880,000 of its own shares for cancellation (August 3, 2006).

44. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 4, 2006).

45. Notification from Compass Group PLC relating to the purchase of 836,000 of its own shares for cancellation (August 7, 2006).

46. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 8, 2006).

47. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 9, 2006).

48. Notification from Compass Group PLC relating to the purchase of 875,000 of its own shares for cancellation (August 10, 2006).

49. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 11, 2006).

50. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 14, 2006).

51. Notification from Compass Group PLC relating to the purchase of 50,000 of its own shares for cancellation (August 15, 2006).

52. Notification from Compass Group PLC relating to the purchase of 350,000 of its own shares for cancellation (August 16, 2006).

53. Notification from Compass Group PLC relating to the purchase of 330,000 of its own shares for cancellation (August 17, 2006).

54. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 18, 2006).

55. Notification from Compass Group PLC relating to the purchase of 370,000 of its own shares for cancellation (August 21, 2006).

56. Notification from Compass Group PLC relating to major interests in its shares held by Harris Associates L.P. (August 22, 2006).

57. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (August 22, 2006).

58. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 23, 2006).

59. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 24, 2006).

60. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 25, 2006).

61. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 29, 2006).

62. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 30, 2006).

63. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 31, 2006).

64. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (September 1, 2006).

65. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (September 4, 2006).

66. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 5, 2006).

67. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 6, 2006).

68. Notification from Compass Group PLC relating to the purchase of 1,056,000 of its own shares for cancellation (September 7, 2006).

69. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 8, 2006).

70. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (September 11, 2006).

71. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 12, 2006).

72. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 13, 2006).

73. Notification from Compass Group PLC relating to the purchase of 850,000 of its own shares for cancellation (September 14, 2006).

74. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 15, 2006).

75. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (September 18, 2006).

76. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (September 19, 2006).

77. Notification from Compass Group PLC relating to the purchase of 450,000 of its own shares for cancellation (September 20, 2006).

78. Notification from Compass Group PLC relating to the purchase of 85,000 of its own shares for cancellation (September 21, 2006).

79. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 22, 2006).

80. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 25, 2006).

81. Notification from Compass Group PLC – Pre-close period Trading Update (September 27, 2006)

82. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 27, 2006).

83. Notification from Compass Group PLC relating to the purchase of 680,000 of its own shares for cancellation (September 28, 2006).

84. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (September 29, 2006).

85. Notification from Compass Group PLC relating to the acquisition of shares of the Company by the Trustee of the Compass Group Employee Trust No. 2 (September 29, 2006).

86. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 2, 2006).

87. Notification from Compass Group PLC relating to the purchase of 1,200,000 of its own shares for cancellation (October 3, 2006).

88. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 4, 2006).

89. Notification from Compass Group PLC relating to the purchase of 1,200,000 of its own shares for cancellation (October 5, 2006).

90. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (October 6, 2006).

91. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 9, 2006).

92. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 10, 2006).

93. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 11, 2006).

94. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (October 12, 2006).

95. Notification from Compass Group PLC relating to the purchase of 850,000 of its own shares for cancellation (October 12, 2006).

96. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 13, 2006).

97. Notification from Compass Group PLC – Settlement of ESS/ES-KO and Supreme (UN) litigation (October 16, 2006)

98. Notification from Compass Group PLC – Block listing Executive Share Option Plan six monthly review (October 16, 2006).

99. Notification from Compass Group PLC – Block listing Executive Share Option Plan six monthly review (October 16, 2006).

100. Notification from Compass Group PLC – Block listing Management Share Option Plan six monthly review (October 16, 2006).

101. Notification from Compass Group PLC – Block listing SAYE Scheme six monthly review (October 16, 2006).

102. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 16, 2006).

103. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 17, 2006).

104. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 18, 2006).

105. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 19, 2006).

106. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 20, 2006).

107. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 23, 2006).

108. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 24, 2006).

109. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 25, 2006).

110. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 26, 2006).

111. Notification from Compass Group PLC relating to the sale of shares of the Company by the Trustee of the Compass Group Employee Trust No. 2 (October 27, 2006).

112. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 27, 2006).

113. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 30, 2006).

114. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 31, 2006).

115. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 1, 2006).

116. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 2, 2006).

117. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 3, 2006).

118. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 6, 2006).

119. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 7, 2006).

120. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (November 8, 2006).

121. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 8, 2006).

122. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 13, 2006).

123. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 14, 2006).

124. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 15, 2006).

125. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 16, 2006).

126. Notification from Compass Group PLC relating to the purchase of 575,000 of its own shares for cancellation (November 17, 2006).

127. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 20, 2006).

128. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 21, 2006).

129. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 22, 2006).

130. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (November 23, 2006).

131. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 23, 2006).

132. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (November 24, 2006).

133. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (November 27, 2006).

134. Notification from Compass Group PLC – Preliminary Results for the year ended September 30, 2006 (November 29, 2006).

135. Notification from Compass Group PLC – Appoints Sir Ian Robinson and Gary Green as directors of the Company, effective December 1, 2006 and January 1, 2007 respectively. Val Gooding resigns as a director of the Company, effective December 31, 2006 (November 29, 2006).

136. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 30, 2006).

137. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC. (December 1, 2006).

138. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 1, 2006).

139. Notification from Compass Group PLC – New Directors' Declarations (December 4, 2006).

140. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 4, 2006).

141. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (December 5, 2006).

142. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (December 5, 2006).

143. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 5, 2006).

144. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 6, 2006).

145. Notification from Compass Group PLC relating to the purchase of 100,000 of its own shares for cancellation (December 7, 2006).

146. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (December 8, 2006).

147. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 11, 2006).

148. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 12, 2006).

149. Notification from Compass Group PLC relating to the purchase of 450,000 of its own shares for cancellation (December 13, 2006).

150. Notification from Compass Group PLC – Retirement of Peter Cawdron as a director of the Company, effective February 16, 2007. (December 13, 2006).

151. Notification from Compass Group PLC relating to the purchase of 460,000 of its own shares for cancellation (December 14, 2006).

152. Notification from Compass Group PLC relating to the purchase of 200,000 of its own shares for cancellation (December 15, 2006).

153. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 18, 2006).

154. Amended Notification from Compass Group PLC relating to the previous purchase, on December 18, 2006, of 700,000 of its own shares for cancellation (December 19, 2006).

155. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (December 19, 2006).

156. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (December 20, 2006).

157. Notification from Compass Group PLC relating to the purchase of 860,000 of its own shares for cancellation (December 21, 2006).

158. Notification from Compass Group PLC relating to changes of interests of directors, persons discharging managerial responsibility or their connected persons (December 18, 2006).

159. Notification from Compass Group PLC – Total Number of Voting Rights and Issued Share Capital of the Company (December 27, 2006).

160. Notification from Compass Group PLC relating to the purchase of 425,000 of its own shares for cancellation (December 27, 2006).

161. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (December 28, 2006).

162. Notification from Compass Group PLC relating to the purchase of 520,000 of its own shares for cancellation (December 28, 2006).

163. Notification from Compass Group PLC relating to the purchase of 440,000 of its own shares for cancellation (January 2, 2007).

164. Notification from Compass Group PLC relating to the purchase of 530,000 of its own shares for cancellation (January 3, 2007).

165. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (January 4, 2007).

166. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 5, 2007).

167. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 8, 2007).

168. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (January 9, 2007).

169. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 10, 2007).

170. Notification from Compass Group PLC relating to the purchase of 65,000 of its own shares for cancellation (January 11, 2007).

171. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 12, 2007).

172. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (January 15, 2007).

173. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (January 16, 2007).

174.Notification from Compass Group PLC that copies of its Annual Report 2006, Annual Review 2006 and Notice of Annual General Meeting 2007 are available for inspection at the Document Viewing Facility of the UKLA (January 17, 2007).

175.Notification from Compass Group PLC relating to its second Annual Information Update (January 17, 2007).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Audited Annual Report & Accounts for the financial year ended 30 September 2006 (January 17, 2007).

2. Compass Group PLC –Annual Review for the financial year ended 30 September 2006 (January 17, 2007).

3. Compass Group PLC –Notice of Annual General Meeting 2007 (January 17, 2007).

4. Compass Group PLC –Form of Proxy relating to the Annual General Meeting 2007 (January 17, 2007).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 –Return by a company purchasing 2,150,000 of its own shares for cancellation (June 27, 2006).

2. Companies Form No. 288b – Resignation of Sir Francis Mackay as a director of Compass Group PLC (June 30, 2006).

3. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (July 14, 2006).

4. Companies Form No. 169 –Return by a company purchasing 2,500,000 of its own shares for cancellation (July 14, 2006).

5. Companies Form No. 169 –Return by a company purchasing 2,179,000 of its own shares for cancellation (July 26, 2006).

6. Companies Form No. 169 –Return by a company purchasing 3,500,000 of its own shares for cancellation (July 26, 2006).

7. Companies Form No. 169 –Return by a company purchasing 3,535,000 of its own shares for cancellation (July 26, 2006).

8. Companies Form No. 288c – Change of Usual Residential Address of Sir Roy Gardner, a director of Compass Group PLC (July 28, 2006).

9. Companies Form No. 169 –Return by a company purchasing 3,300,000 of its own shares for cancellation (August 8, 2006).

10. Companies Form No. 169 –Return by a company purchasing 2,770,000 of its own shares for cancellation (August 8, 2006).

11. Companies Form No. 169 –Return by a company purchasing 2,615,000 of its own shares for cancellation (August 8, 2006).

12. Companies Form No. 169 –Return by a company purchasing 2,400,000 of its own shares for cancellation (August 17, 2006).

13. Companies Form No. 169 –Return by a company purchasing 2,650,000 of its own shares for cancellation (August 17, 2006).

14. Companies Form No. 169 –Return by a company purchasing 2,336,000 of its own shares for cancellation (August 24, 2006).

15. Companies Form No. 169 –Return by a company purchasing 1,875,000 of its own shares for cancellation (August 24, 2006).

16. Companies Form No. 169 –Return by a company purchasing 730,000 of its own shares for cancellation (August 24, 2006).

17. Companies Form No. 169 –Return by a company purchasing 1,770,000 of its own shares for cancellation (September 12, 2006).

18. Companies Form No. 169 –Return by a company purchasing 2,000,000 of its own shares for cancellation (September 12, 2006).

19. Companies Form No. 169 –Return by a company purchasing 2,750,000 of its own shares for cancellation (September 12, 2006).

20. Companies Form No. 169 –Return by a company purchasing 2,550,000 of its own shares for cancellation (September 19, 2006).

21. Companies Form No. 169 –Return by a company purchasing 2,806,000 of its own shares for cancellation (September 19, 2006).

22. Companies Form No. 169 –Return by a company purchasing 2,000,000 of its own shares for cancellation (September 19, 2006).

23. Companies Form No. 169 –Return by a company purchasing 2,550,000 of its own shares for cancellation (September 25, 2006).

24. Companies Form No. 169 –Return by a company purchasing 1,350,000 of its own shares for cancellation (September 25, 2006).

25. Companies Form No. 363a –Annual Return of Compass Group PLC (September 29, 2006).

26. Companies Form No. 288c – Change of Description of Business Occupation of Sir Roy Gardner, a director of Compass Group PLC (October 2, 2006).

27. Companies Form No. 169 –Return by a company purchasing 2,085,000 of its own shares for cancellation (October 13, 2006).

28. Companies Form No. 169 –Return by a company purchasing 3,180,000 of its own shares for cancellation (October 13, 2006).

29. Companies Form No. 169 –Return by a company purchasing 3,200,000 of its own shares for cancellation (October 13, 2006).

30. Companies Form No. 169 –Return by a company purchasing 3,000,000 of its own shares for cancellation (October 30, 2006).

31. Companies Form No. 169 –Return by a company purchasing 2,850,000 of its own shares for cancellation (October 30, 2006).

32. Companies Form No. 169 –Return by a company purchasing 3,000,000 of its own shares for cancellation (October 30, 2006).

33. Companies Form No. 169 –Return by a company purchasing 2,700,000 of its own shares for cancellation (November 6, 2006).

34. Companies Form No. 169 –Return by a company purchasing 2,400,000 of its own shares for cancellation (November 6, 2006).

35. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 6, 2006).

36. Companies Form No. 288a – Appointment of Sir Ian Robinson as a director of Compass Group PLC (December 1, 2006).

37. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 20, 2006).

38. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 20, 2006).

39. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 29, 2006).

40. Companies Form No. 169 –Return by a company purchasing 1,975,000 of its own shares for cancellation (November 29, 2006).

41. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 29, 2006).

42. Companies Form No. 169 –Return by a company purchasing 2,400,000 of its own shares for cancellation (December 8, 2006).

43. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (December 8, 2006).

44. Companies Form No. 169 –Return by a company purchasing 1,100,000 of its own shares for cancellation (December 18, 2006).

45. Companies Form No. 169 –Return by a company purchasing 1,850,000 of its own shares for cancellation (December 18, 2006).

46. Companies Form No. 288b – Resignation of Val Gooding as a director of Compass Group PLC (December 31, 2006).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18

of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Final Results
Released	07:00 29-Nov-06
Number	8768M

RNS Number:8768M
Compass Group PLC
29 November 2006

COMPASS GROUP PLC

PRELIMINARY RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2006

Transition year - benchmark to measure future improved performance

- Group revenue from continuing operations £10.8 billion, 7% organic growth.(1)
- Operating profit before exceptional items from continuing operations £508 million, up 2.4%.(3)
- Free cash flow from continuing operations £265 million, up 16.7%.
- Disposal programme yields net proceeds before tax of over £1.8 billion.
- Dividend 10.1 pence per share, up 3.1%.
- £500 million share buy back progressing well.
- Group pension deficit reduced by half following £280 million cash injection.
- UK business stabilisation continues.
- Disposal of Selecta vending business announced.
- Strategy remains sound, business largely stabilised, solid platform for future growth.

Richard Cousins, Chief Executive Officer, said:

"The results for the year for the continuing business are in line with expectations, both in terms of operating profit and free cash flow. The disposals programme has yielded net proceeds before tax of over £1.8 billion enabling us to reduce the Group pension deficit by half, return £500 million to shareholders, acquire the remaining 51% interest in Levy Restaurants for £134 million and to paydown around £800 million of debt".

"The sale of Selecta and the gradual withdrawal from a number of small countries will result in a much greater focus for the remaining business. We will aim to achieve a balanced use of the net sale proceeds. This will include an extension of the current share buy-back programme, whilst at the same time at least maintaining our existing credit ratings".

"At this early stage of the new financial year, the business is trading as

expected overall".

Sir Roy Gardner, Chairman, said:

"The results we have reported for 2006 are a benchmark from which to measure our future performance. Fundamental changes have been made during the year, including new leadership, a comprehensive review of the business and establishing clear strategic priorities for the future. We have improved financial discipline and governance across the Group and we are now well placed to leverage the significant opportunities our global platform gives us. These actions will, in the years ahead, improve our performance and deliver value for our shareholders".

Financial summary For the year ended 30 September	2006	2005(2)	Increase / decrease
Continuing operations before exceptional items			
Revenue	£10,815m	£10,073m	7.4%
Operating profit(3)	£508m	£496m	2.4%
Operating margin(4)	4.7%	4.9%	-20bps
Profit before tax			
- underlying (5)	£363m	£344m	5.5%
- reported	£374m	£341m	9.7%
Free cash flow	£265m	£227m	16.7%
Basic earnings per share			
- underlying (5)	11.4p	10.9p	4.6%
- reported	11.7p	10.7p	9.3%
Total Group after exceptional items			
Basic earnings per share	13.3p	9.0p	47.8%
Dividend per ordinary share	10.1p	9.8p	3.1%

(1) Organic growth (formerly referred to as like for like growth) is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2005

(2) Prior period figures have been restated from UK GAAP to IFRS

(3) Includes share of profit of associates

(4) Excludes share of profit of associates

(5) Underlying profit before tax and basic earnings per share excludes exceptional items and income of £11m (2005: charge £(3)m) in respect of swaps and hedging translation gains/losses, and basic earnings per share excludes these items net of tax.

Mapping the Future

Richard Cousins, Group Chief Executive, said:

"Compass is a good business with a sound strategy. We need to build on our strengths and correct our weaknesses. We have to create a management and performance culture that has at its core the delivery of profitable growth to maximise shareholder value. Aligning the business around this objective is the priority for me and my management team".

Business Strategy

To be successful, we must deliver the highest quality and performance, whilst relentlessly driving to be the lowest cost, most efficient provider. Our focus going forward will be on the creation of real shareholder value delivered in a disciplined and sustainable way.

Our core business will remain contract foodservice. We are focused on this activity and excited by the opportunities ahead. The accessible contract foodservice market is worth some £150 billion and, with outsourced penetration still at well under 50%, our market grows at around 5% per year.

In addition to the trend to outsource support services generally, there is a growing trend for clients to want to source catering and other support services such as cleaning from a single provider. The support services outsourced market, including catering, is currently worth around £700 billion per year with circa 35% outsourced, growing at around 10% a year. We are ideally placed to leverage our existing client relationships to provide integrated food and support services offerings and these already account for around 10% of our revenues. We will continue to grow this business where it makes sense and enhances value for our shareholders.

At the moment we trade in too many countries where scale and future growth prospects do not offer adequate returns. Over the next 12 months, we will reduce the number of countries in which we operate to around 60-65.

Vending is an important ongoing part of our offering to clients. However, our highly successful and profitable European specialist vending business, Selecta, has a different strategy, financial model and target market to the rest of the Group. Selecta also derives only 9% of its revenues from our contract foodservice clients and, as a consequence of this, we have decided to sell the Selecta business.

Value Drivers

Our objective over the next 2-3 years will be to drive disciplined, profitable growth with the focus more on organic growth and like for like growth, rather

than on acquisitions. Within that philosophy, we will drive performance by concentrating upon the five key profit drivers:

Client Sales and Marketing: winning new business is, and will continue to be, a clear strength for Compass. However, as we improve discipline and focus on unit margins, organic growth rates may, for a period, slow a little before increasing back to trend rates. We will work harder with our existing clients to deliver like for like revenue growth, seeking to balance the needs of value for money, efficiency and a fair reward for a job well done. In the medium to long term, we will work harder to demonstrate the benefits of outsourcing to potential clients.

Consumer Sales and Marketing: we will seek a more innovative approach to our consumers by improving the quality of our offering, restaurant designs and point of sale displays. Like for like volume growth will be a key area of focus and where we face inflationary cost pressures, we will seek reasonable price increases.

Food Cost: we spend over £3.5 billion per year on food. Our objective must be to procure the optimal quality and range of food to meet the needs of our customers at the lowest cost. This means having an efficient supply chain that leverages our scale and being much more disciplined about rationalising our supplier and product base. Driving in-unit compliance with approved purchasing lists and a much more systematic approach to menu planning will be critical.

Unit Costs: we spend nearly £6 billion per year on unit costs. We will work closely with clients and employees to improve labour scheduling and efficiency, contain wage and ancillary cost inflation and to reduce unit overheads.

Above Unit Overheads: we spend too much of our unit profit on overheads. We need a simpler structure with fewer layers of management and less bureaucracy. This year we have achieved our target of £50 million of overhead cost savings. Going forward, the drive for overhead efficiency will continue.

Focus on Management and Performance (MAP)

We have dismantled the divisional structure, so that we have greater visibility of the underlying performance at a country by country level. This will deliver reduced cost and improved decision making.

New monthly reporting processes and regular business reviews with country management teams will ensure that we are all constantly focused on the management and performance of the five value drivers outlined above. Local managing directors are empowered to get on with running their business, operating within a new simple, but clearly defined Group operating framework (called "MAP") which encompasses the five key value drivers.

Corporate Governance

Compass is a relatively new organisation that has created its global scale through acquisitions. A number of processes are being put in place to ensure that Compass benefits from this scale and international reach.

These new measures will lead to tighter discipline and sounder governance. Approval processes have been strengthened and remuneration policies reviewed. We have formed the Corporate and Social Responsibility Committee, a sub committee of the Board, to oversee all aspects of health and food safety, environmental impacts, governance and its reporting.

Management

Today the Group has made a separate announcement about Board changes.

United Nations

This has been an unfortunate episode in the Group's history. The Board has instituted a number of changes as a result of the lessons we have learned. In March 2006, two competing food companies brought US lawsuits totalling some £600 million against ESS, Compass and various ESS staff. Although these claims would have been resolutely defended, we decided that it was in the best interests of the ongoing business and the shareholders to settle these claims without prolonged litigation. In October, with no admission of legal liability, we reached final settlement of all claims for less than £40 million. We continue to cooperate fully with the relevant UN and US authorities in their on-going investigation.

Our People

This has been another tough year for our people. They have supported one another as we have taken the actions necessary to improve our performance and restore our reputation. They have also continued to act professionally to produce the highest level of service to our customers.

Enquiries:

Compass Group PLC	+44 (0)1932 573000
Investors/Analysts	Andrew Martin
Media	Chris King
Website: www.compass-group.com	

For presentation and teleconference details refer to the notes on pages 14 and 15.

GROUP TRADING REVIEW

Compass Group today announces its preliminary results for the year ended 30 September 2006. These results are presented in accordance with International Financial Reporting Standards ("IFRS") and comparative figures for 2005 have been restated accordingly, as previously reported on 1 March 2006.

Financial summary For the year ended 30 September	2006	2005(1)	Increase / decrease

Continuing operations before exceptional items			
Revenue	£10,815m	£10,073m	7.4%
Operating profit (2)	£508m	£496m	2.4%
Operating margin(3)	4.7%	4.9%	-20bps
Profit before tax			
- underlying (4)	£363m	£344m	5.5%
- reported	£374m	£341m	9.7%
Free cash flow	£265m	£227m	16.7%
Basic earnings per share			
- underlying (4)	11.4p	10.9p	4.6%
- reported	11.7p	10.7p	9.3%
Total Group after exceptional items			
Basic earnings per share	13.3p	9.0p	47.8%
Dividend per ordinary share	10.1p	9.8p	3.1%

(1) Prior period figures have been restated from UK GAAP to IFRS

(2) Includes share of profit of associates

(3) Excludes share of profit of associates

(4) Underlying profit before tax and basic earnings per share excludes exceptional items and income of £11m (2005: charge £(3)m) in respect of swaps and hedging translation gains/losses, and basic earnings per share excludes these items net of tax.

Discontinued Operations

On 15 June 2006, Compass completed the sale of its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"), for net consideration after transaction costs of £1,798 million. SSP's revenue and operating profits in 2005 were £1,804 million and £112 million respectively on an IFRS basis. During the period, the Group also completed the sale of its European Inflight catering business for net consideration after transaction costs of £65 million, the RA Patina public restaurants business in the US and the Strand Palace Hotel in London for a total of £85 million and a number of other small travel concessions related businesses for a total of £7 million. The revenue and operating profits of these businesses in 2005 were £342 million and £12 million respectively. The results of all these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis. The results of the Selecta vending business are reported within continuing operations.

The Group has completed the withdrawal from its Middle East military catering operations. The revenue and operating profits before exceptional items in 2005 from these activities were £175 million and £34 million respectively. The results of these operations are also treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis.

Revenue

Overall, the Group delivered revenue growth of 7% on a reported basis, 6% on a constant currency basis and 7% organic growth (previously referred to as like for like growth).

The main factors that affected the period on period change in revenue are summarised below:

Continuing Operations %

Organic growth 7 Acquisition and disposal adjustments (1)

Movements in translation rates 1

Total 7

The table below sets out organic growth by sector for each geographic segment. Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2005.

Continuing Operations	NA %	CE %	UK %	ROW %	Total Group %
Contract:					
Business & Industry	12	1	0	9	5
Healthcare	12	3	(2)	13	8
Education	11	0	(4)	14	6
Sports & Leisure	26	7	2	2	14
Defence, Offshore & Remote	45	18	3	24	22
Total Contract	14	2	0	14	8
Vending	(2)	1	0	-	(1)
Travel Concessions (1)	-	4	-	(14)	(10)
Total	12	2	0	13	7

(1) Residual travel concessions principally comprises: motorways in Japan and Portugal.

The table below summarises the performance of the Group's continuing operations by geographic segment and for the Group on an underlying basis.

Segmental performance Year ended 30 September 2006	2006	2005	Reported change %	Constant currency change %	Organic growth %
Continuing Operations					
Revenue (£m)					
North America	4,290	3,761	14	11	12
Continental Europe	2,863	2,830	1	2	2
United Kingdom	1,957	1,982	(1)	(1)	-
Rest of the World	1,705	1,500	14	14	13
Total	10,815	10,073	7	6	7
Operating profit(1) (£m)					
North America	245	218			
Continental Europe	169	169			
United Kingdom	114	114			
Rest of the World	55	53			
Unallocated overheads	(77)	(58)			
Associates	2	-			
Total	508	496			
Operating margin(2) (%)					
North America	5.7	5.8			
Continental Europe	5.9	6.0			
United Kingdom	5.8	5.8			
Rest of the World	3.2	3.5			
Total	4.7	4.9			

(1) Operating profit includes share of profit of associates North America £1m (2005: £nil) & UK £1m (2005: £nil).

(2) Operating margin is based on revenue and operating profit excluding share of profit of associates.

North America - 40% Group revenue (2005: 37%)

North America enjoyed another successful year delivering 12% organic revenue growth to £4,290 million (2005: £3,761 million). Revenue growth has been strong across all of the contract sectors. The Healthcare sector, with organic growth of 12%, has benefited from the continuing success of the support services

business, Crothall, which has won a number of large contracts often with a significant cleaning and laundry component. The Business and Industry sector, with organic growth of 12%, has continued to win a number of important new clients and to drive like for like sales from existing contracts. Levy Restaurants, which operates our Sports and Leisure business, has shown very strong organic growth of 26%, in part reflecting the sporting success of many of the teams who are our clients. In April 2006, we completed the acquisition of the remaining 51% of Levy for $250 million (£134 million) taking our total investment in Levy to $337 million. The negative revenue growth in Vending reflects our strategy to operate on a franchise basis in areas where we do not have sufficient scale and density which helps improve profitability.

Total operating profit on continuing activities increased to £245 million (2005: £218 million). The contract catering business generally performed well across all sectors. Rising fuel costs impacted the business as a whole, and vending in particular. The disposal of 75% of Au Bon Pain in the second half of 2005 also resulted in a £4 million negative impact on operating profit in 2006.

In 2007, we expect to see continuing good revenue growth but at lower levels than those seen in 2006.

A 5 cent movement in the average US dollar to Sterling exchange rate impacts annual revenue by circa £100 million and operating profit by circa £7 million.

Continental Europe - 26% Group revenue (2005: 28%)

Revenue in Continental Europe grew by 2% on an organic basis to £2,863 million (2005: £2,830 million). This lower level of growth reflects our being both more selective on the new business we take on and the continued focus to improve the performance of lower margin contracts or to exit these where appropriate. The Nordic region grew well, with organic growth of 7% driven by strong demand from the oil and gas sector. Spain and Switzerland also showed good organic growth of 11% and 5% respectively.

Operating profit for the year was £169 million (2005: £169 million). We have made some good progress in France, Nordic and the Netherlands, which are all showing signs of improving performances. Italy performed less well and is in the early stages of recovery.

In 2007, we expect to see similar levels of overall revenue growth as we continue to be selective on new business. With the significant reorganisation activity undertaken in 2006 we would expect to begin to see some margin progression.

A 5 cent movement in the average Euro to Sterling exchange rate impacts annual revenue by circa £90 million and operating profit by circa £4 million.

UK - 18% Group revenue (2005: 20%)

In the UK, revenue was flat at £1,957 million (2005: £1,982 million). We are continuing to make good progress in addressing lower margin contracts. This initiative contributed towards the higher than normal level of lost business, in-line with our expectations.

Parts of the Education sector continue to be challenging, with organic revenue declining by 4% overall. This is largely a result of reduced participation particularly in state secondary schools as the take up on healthier options remains slow. We have also exited a number of poorer performing contracts in the state sector.

Operating profit for the year was in line with last year at £114 million (2005: £114 million).

We expect business to remain challenging in the UK in 2007 particularly in the Education sector. We will, however, continue to simplify the business to generate cost efficiencies and focus on improving the margin on poorer performing contracts in particular.

Rest of the World - 16% Group revenue (2005: 15%)

In the Rest of the World, revenue grew by 13% to £1,705 million (2005: £1,500 million) with all sectors performing well.

35% of the business in the Rest of the World is in the Defence, Offshore and Remote sector. This sector grew by 24%, benefiting from the buoyant oil and gas and mining sectors around the world, particularly in Australia up 26% and Latin America up 15%. Organic growth in Japan was 4%, in part held back by the continued exit from the retail business.

Operating profit for the year was £55 million (2005: £53 million). We have seen good organic growth in Australia, in particular.

The Group has completed the exit from Middle East military catering operations.

In 2007, we expect to see more moderate revenue growth but would now expect to begin to see some margin progression.

Unallocated Overheads

Unallocated overheads for the year were £77 million (2005: £58 million). These include restructuring costs at a Head Office level carried throughout the year and the strengthening and addition of certain central functions.

In 2007 we expect to see a small reduction in unallocated overheads.

Operating Profit

Operating profit from continuing operations including associates was £508 million (2005: £496 million) an increase of 2.4%.

Finance Cost

Net finance cost for the year was £134 million (2005: £155 million) including £11 million non cash income arising on the revaluation of interest rate hedging instruments that do not qualify for hedge accounting under IAS 39 (2005: charge £(3) million). Excluding these IAS 39 revaluations the underlying net finance cost for the year is £145 million (2005: £152 million). We currently anticipate underlying net finance costs to be around £105-£110 million for 2007 principally reflecting a full year's benefit of the net disposal proceeds received during the course of 2006.

Profit before Tax

Profit before tax from continuing operations before exceptional items is £374 million (2005: £341 million) up 9.7%.

On an underlying basis, before including revaluation gains and losses on swaps and hedging instruments, profit before tax from continuing operations increased by 5.5% to £363 million (2005: £344 million).

Income Tax Expense

The overall Group tax charge before exceptional items for the year is £113 million (2005: £96 million), giving an effective tax rate of 30% (2005: 28%). We expect the Group's effective tax rate to average around the 30% level for the foreseeable future.

Basic Earnings per Share

Basic earnings per share are 13.3 pence (2005: 9.0 pence) up 47.8%. Excluding exceptional items and discontinued operations, basic earnings per share on an underlying basis (before including revaluation gains and losses on swaps and hedging instruments) are 11.4 pence (2005: 10.9 pence) up 4.6%. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2006 £m	2005 £m	2006 Pence	2005 Pence	Change
Reported	285	195	13.3	9.0	47.8%
Discontinued operations and exceptional items	(34)	36	(1.6)	1.7	
Hedge ineffectiveness - after tax	(7)	4	(0.3)	0.2	
Underlying	244	235	11.4	10.9	4.6%

Dividends

The recommended final dividend is 6.7 pence per share resulting in a total dividend of 10.1 pence per share for the year (2005: 9.8 pence), a year on year increase of 3.1% over 2005. Dividend cover for 2006 was 1.1 times underlying earnings. Whilst we remain committed to continue to grow the dividend in real

terms, our objective over the medium term remains to move the dividend cover more towards the 2 times level.

Acquisitions

The acquisition of the remaining 51% interest in Levy Restaurants not already held was completed on 18 April 2006 for $250 million (£134 million).

The Group's strategic focus continues to be on the organic development of its existing core businesses. As a result, only a small number of minor acquisitions were completed where these reinforced sectoral presence in certain areas.

The Group does not currently anticipate any significant new acquisitions during 2007 and payments of deferred consideration in respect of past acquisitions and the buyout of minority interests is currently expected to total around £30 million in 2007.

Discontinued Operations

On 15 June 2006, the Group completed the sale of its travel concessions catering business, Select Service Partner, including Creative Host Services in the US. The Group has also completed the exit from its Middle East military catering operations. During the period, the Group completed the sale of a number of its other non-core concessions businesses, including its European Inflight catering business, the RA Patina public restaurants business in the US, the Strand Palace Hotel in London, the Italian motorways business and Krispy Kreme in the US. The results of these operations have also been classified as discontinued.

Operating profit before tax and exceptional items for the period from these discontinued operations was £23 million (2005: £158 million). The loss after tax and exceptional items from discontinued operations was £(30) million (2005: profit £73 million). The profit after tax on disposal of net assets of discontinued operations is £20 million (2005: £nil million).

Disposal of Selecta

The Group announced today its intention to dispose of its Selecta vending businesses operating in 21 countries in Continental Europe and in the UK.

These businesses generated revenue of £476 million, earnings before interest and tax (EBIT) of £45 million and earnings before interest, tax and depreciation (EBITDA) of £87 million in 2006. Net capital expenditure in 2006 totalled £46 million.

Pensions

The Group now accounts for pensions in accordance with IAS 19.

Significant one off contributions were made to the two main UK defined benefit schemes during the year totalling £280 million following the disposal of the SSP

business and the Strand Palace Hotel.

As a result, the total pensions deficit was significantly reduced at 30 September 2006 to £282 million (2005: £555 million).

The Group has reviewed its pension assumptions and continued to move to more prudent assumptions in determining the deficit including life expectancy assumptions which have again been increased in 2006.

For example in the UK, life expectancy assumptions for a pensioner at age 65 has been increased to 19.7 years (male), 22.6 years (female) (2005: 17.8 years (male), 20.7 years (female)) and for non-pensioners life expectancy assumptions have been increased to 20.9 years (male), 23.7 years (female) (2005: 19.4 years (male), 22.4 years (female)).

The total pensions charge in the year was £33 million (2005: £26 million) for defined contribution schemes and £35 million (2005: £53 million) for defined benefit schemes. Of the defined benefit scheme costs, £11 million (2005: £14 million) was charged to net finance cost.

Return on Capital Employed

Return on Capital Employed (ROCE) was 10.7% (2005: 10.7%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30% and using an average capital employed for the year of £3,232 million (2005: £3,137 million) calculated from the IFRS balance sheet.

Under UK GAAP, included within average capital employed was goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS. Including these adjustments, average capital employed for the year (for the continuing businesses) would have been £6,294 million (2005: £6,051 million) and return on capital employed for the continuing business would have been 5.9% (2005: 5.9%).

Financial Targets

The Group's three year targets for the continuing business for 2006 - 2008 remain unchanged at:

- 100 basis points improvement in ROCE
- free cash flow from continuing operations of £800 million - £850 million.

Cash Flow

Free cash flow from the continuing business totalled £265 million (2005: £227 million). The major factors contributing to the increase were: £24 million reduction in net capital expenditure and £44 million lower working capital outflow, offset by £14 million higher net interest payments and £29 million higher net tax payments.

Net capital expenditure, which 2 years ago exceeded £300 million will, for the next 2-3 years, be at a level of around 2% of revenues post the disposal of the Selecta vending business. We are working hard at improving our working capital performance and now expect to see an average annual outflow of approximately £20 million. Given the scale of the working capital balances, there are however likely to be fluctuations between years.

The Group's cash tax rate for the year was 27% (2005: 20%), based on underlying profit before tax. We expect the average cash tax rate to remain at a similar level for the foreseeable future, but again with some potential fluctuations between years.

The net interest outflow of £174 million in 2006 includes an outflow of £20 million over and above the income statement charge relating to the swap reversal transactions carried out in 2004.

Acquisition payments were £167 million (2005: £121 million) comprising the acquisition of the remaining 51% interest in Levy Restaurants which was completed on 18 April 2006 for $250 million (£134 million), £8 million from the buyout of half of the remaining 10% of Onama in Italy, £8 million of deferred consideration in respect of prior years transactions and £18 million in respect of other sundry acquisitions less £1 million of cash acquired.

Disposal proceeds net of transaction costs comprises consideration of £1,955 million less £118 million of cash disposed and £45 million consideration deferred to future periods, plus £15

million of deferred consideration received in the year relating to prior years transactions.

Outlook

The results we have reported for 2006 are a benchmark from which to measure our future performance. Fundamental changes have been made during the year, including new leadership, a comprehensive review of the business, and establishing clear strategic priorities for the future. We have improved financial discipline and governance across the Group and we are now well placed to leverage the significant opportunities our global platform gives us. These actions will, in the years ahead, improve our performance and deliver value for shareholders.

Richard Cousins Sir Roy Gardner
Chief Executive Chairman

NOTES

(a) The results for the year ended 30 September 2006 were approved by the Directors on 29 November 2006 and have been have been derived from the Company's statutory accounts for that year. The Auditors' Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985. The preliminary results do not comprise statutory accounts

within the meaning of section 240 of the Companies Act 1985. These statutory accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

Financial information for the year ended 30 September 2005, set out as comparative figures in this announcement, has been restated from UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of accounting policies set out in 'Adoption of International Financial Reporting Standards "IFRS": Preliminary restatement of 2005 financial information', a separate document published in the Investor Relations section of the Group website (www.compass-group.com) on 1 March 2006 and which is also available on request.

The Annual Report for the year ended 30 September 2005, which was prepared under UK GAAP, has been filed with the Registrar of Companies.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed dividend of 6.7 pence per share is as follows:

Ex dividend date: 7 February 2007

Record date: 9 February 2007

Payment date: 5 March 2007

(d) A presentation for analysts and investors will take place at 9:30 am (GMT/ London) on Wednesday 29 November 2006 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1

The live presentation can also be accessed via webcast and dial-in teleconference starting at 9:30 am (London time):

- To listen to the live presentation via teleconference, dial (UK) +44 (0) 20 7138 0818

- To view the presentation slides and/or live webcast of the presentation, go to www.compass-group.com or www.cantos.com.

- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 5th December 2006. To hear the replay, dial (UK) +44 (0) 20 7806 1970 or (US) +1 718 354 1112. The replay passcode is 9420257#.

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Investors/analysts	Andrew Martin
Media	Chris King

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenue of c. £11 billion. For more information visit www.compass-group.com.

CONSOLIDATED INCOME STATEMENT

for the year ended 30 September 2006

	Notes	Before exceptional items £m	Exceptional items (Note 2) £m	Total 2006 £m	Before exceptional items £m	Excepti i (Not
Continuing operations:						
Revenue	1	10,815	-	10,815	10,073	
Operating costs		(10,309)	-	(10,309)	(9,577)	
Operating profit	1	506	-	506	496	
Share of profit of associates		2	-	2	-	
Total operating profit		508	-	508	496	
Finance income	3	15	-	15	4	
Finance costs	3	(160)	-	(160)	(156)	
Hedge ineffectiveness	3	11	-	11	(3)	
Profit before tax		374	-	374	341	
Income tax expense	4	(113)	44	(69)	(96)	
Profit for the year from continuing operations	1	261	44	305	245	
Discontinued						

operations: Profit /(loss) for the year from discontinued operations	5	17	(27)	(10)	114	
Profit for the year		278	17	295	359	
Attributable to:						
Equity shareholders of the Company		268	17	285	345	
Minority interest		10	-	10	14	
		278	17	295	359	
Basic earnings per share	6					
From continuing operations				13.7p		
From discontinued operations				(0.4)p		
From continuing and discontinued operations				13.3p		
Diluted earnings per share	6					
From continuing operations				13.7p		
From discontinued operations				(0.4)p		
From continuing and discontinued operations				13.3p		

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Fair value movement on cash flow hedges		4	7
Currency translation differences		(7)	14
Actuarial losses on post-employment benefits	15	(37)	(157)
Tax on items taken directly to equity		3	33
Net loss recognised directly in equity		(37)	(103)
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		2	-
Transfer to profit or loss from equity on cash flow hedges		(6)	-
Net expense recognised directly in equity	16	(41)	(103)
Profit for the financial year	16	295	209
Total recognised income and expense for the year		254	106

Attributable to:			
Equity shareholders of the Company		248	92
Minority interest		6	14
		254	106

CONSOLIDATED BALANCE SHEET
as at 30 September 2006

	Notes	2006 £m	2005 £m
Assets			
Non-current assets			
Goodwill	8	3,451	4,220
Other intangible assets	9	152	168
Property, plant and equipment	10	756	1,657
Interests in associates		39	45
Other investments		9	6
Deferred tax assets		237	198
Trade and other receivables	11	117	140
Derivative financial instruments		22	44
		4,783	6,478
Current assets			
Inventories		212	253
Trade and other receivables	11	1,424	1,574
Overseas tax recoverable		10	9
Derivative financial instruments		9	2
Cash and cash equivalents		848	281
		2,503	2,119
Total assets		7,286	8,597
Liabilities			
Current liabilities			
Short-term borrowings	12	(119)	(150)
Derivative financial instruments		(2)	(20)
Current tax liabilities		(357)	(334)
Trade and other payables	13	(1,990)	(2,437)
Provisions	14	(65)	(10)
		(2,533)	(2,951)
Non-current liabilities			
Long-term borrowings	12	(1,835)	(2,580)
Derivative financial instruments		(18)	(2)
Post-employment benefit obligations	15	(282)	(555)
Provisions	14	(242)	(143)
Deferred tax liabilities		(18)	(17)
Other liabilities	13	(46)	(71)
		(2,441)	(3,368)
Total liabilities		(4,974)	(6,319)
Net assets		2,312	2,278

Equity			
Share capital	16	210	216
Share premium account	16	96	94
Capital redemption reserve	16	15	9
Less: own shares	16	-	(1)
Other reserves	16	4,288	4,137
Retained earnings	16	(2,303)	(2,204)
Total equity shareholders' funds		2,306	2,251
Minority interests	16	6	27
Total equity		2,312	2,278

Approved by the Board of Directors on 29 November 2006 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Cash generated from operations	18	754	699
Interest paid		(186)	(161)
Interest element of finance lease rentals		(3)	(3)
Tax received		4	23
Tax paid		(101)	(91)
Net cash from operating activities for continuing operations		468	467
Net cash from operating activities for discontinued operations		29	181
Net cash from operating activities		497	648
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associated undertakings		(167)	(121)
Proceeds from sale of subsidiary companies and associated undertakings		1,807	75
Contribution of disposal proceeds to pension plans		(280)	-
Purchase of property, plant and equipment		(206)	(248)
Proceeds from sale of property, plant and equipment		27	35
Purchase of intangible assets		(30)	(20)
Dividends received from associated undertakings		2	4
Interest received		15	4
Net cash from / (used in) investing activities by continuing operations		1,168	(271)
Net cash used in investing activities by discontinued operations		(59)	(65)
Net cash from / (used in) investing activities		1,109	(336)

Cash flow from financing activities

Issue of ordinary share capital		2	1
Purchase of own shares (net)		(148)	-
Net decrease in borrowings		(647)	(32)
Repayment of obligations under finance leases	19	(15)	(16)
Equity dividends paid		(213)	(205)
Dividends paid to minority interests		(11)	(15)
Net cash used in financing activities by continuing operations		(1,032)	(267)
Net cash used in financing activities by discontinued operations		-	(1)
Net cash used in financing activities		(1,032)	(268)
Net increase in cash and cash equivalents		574	44
Cash and cash equivalents at beginning of the year		281	233
Exchange gains and losses on cash and cash equivalents		(7)	4
Cash and cash equivalents at end of the year	19	848	281

RECONCILIATION OF FREE CASH FLOW FROM CONTINUING OPERATIONS
for the year ended 30 September 2006

		2006 £m	2005 £m
Net cash from operating activities for continuing operations		468	467
Purchase of property, plant and equipment		(206)	(248)
Proceeds from sale of property, plant and equipment		27	35
Purchase of intangible assets		(30)	(20)
Dividends received from associated undertakings		2	4
Interest received		15	4
Dividends paid to minority interests		(11)	(15)
Free cash flow - continuing operations		265	227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

1 Segmental reporting	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	C acti
Year ended 30 September 2006					
Revenue					
Total revenue	4,437	3,283	2,805	1,777	
Less : inter-segment revenue	-	(21)	-	(17)	
Revenue from external clients	4,437	3,262	2,805	1,760	
Less: discontinued	(147)	(399)	(848)	(55)	

Revenue from external clients - continuing operations	4,290	2,863	1,957	1,705	-
Result					
Total operating profit	247	181	129	49	
Less: discontinued	(2)	(12)	(15)	6	-
	245	169	114	55	
Share of profit of associates	1	-	1	-	-
Segment result - continuing operations	246	169	115	55	-
Finance income					
Finance costs					
Hedge ineffectiveness					-
Profit before tax					
Income tax expense					-
Profit for the year from continuing operations					-
Year ended 30 September 2005					
Revenue					
Total revenue	3,937	3,554	3,254	1,680	
Less : inter-segment revenue	-	(26)	-	(5)	-
Revenue from external clients	3,937	3,528	3,254	1,675	
Less: discontinued	(176)	(698)	(1,272)	(175)	-
Revenue from external clients - continuing operations	3,761	2,830	1,982	1,500	-
Result					
Total operating profit	221	211	193	87	
Less: discontinued	(3)	(42)	(79)	(34)	-
	218	169	114	53	
Share of profit of associates	-	-	-	-	-
Segment result - continuing operations before exceptional items	218	169	114	53	
Exceptional items (note 2)	2	(107)	(1)	-	-
Segment result - continuing operations after exceptional items	220	62	113	53	-

Finance income
Finance costs
Hedge ineffectiveness

Profit before tax
Income tax expense

Profit for the year from continuing operations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September 2006

2 Exceptional items	2006 £m	2005 £m
Continuing operations :		
Charged within operating profit :		
Impairment of goodwill - Italy	-	(107)
Loss on disposal of businesses	-	(1)
	-	(108)
Credited / (charged) within income tax expense (note 4):		
Current tax	5	-
Adjustment in respect of prior years	17	-
Current year deferred tax	22	-
Tax charge on loss on disposal of businesses	-	(1)
	44	(1)
Continuing operations	44	(109)
Charged within discontinued activities:		
Profit after tax on disposal of businesses (note 5)	20	-
Settlement of UN contract claims and related expenses	(39)	-
Middle East military catering business	(8)	(45)
Tax credit on discontinued activities	-	4
Discontinued activities	(27)	(41)
Total	17	(150)

The exceptional tax credits arise in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

In 2006, £39 million has been charged to complete investigations and settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the UN.

The Group has discontinued its military catering operations in the Middle East, which were formerly part of the Rest of the World geographical segment. In 2006,

£8 million has been provided to settle claims arising in 2005. Related asset write-downs and provisions resulted in an exceptional charge of £45 million in 2005.

The goodwill relating to Onama in Italy (which forms part of the Continental Europe geographical segment) was impaired in 2005 following a review of the profitability of the underlying business. Value in use was calculated by discounting cash flows at a pre-tax rate of 9.7%.

In 2005, the Group also disposed of 75% of the Au Bon Pain business in North America and 100% of its interest in the Gatwick Meridien Hotel in the UK and paid further costs relating to previous disposals resulting in an overall net loss of £1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

3 Finance income and costs	2006 £m	2005 £m
Finance income		
Bank interest	15	4
Finance costs		
Bank loans and overdrafts	35	42
Other loans	107	91
Finance lease interest	3	3
	145	136
Unwinding of discount on put options held by minority shareholders	4	6
Interest on pension scheme liabilities net of expected return on scheme assets (note 15)	11	14
	160	156
Hedge ineffectiveness		
Unrealised net gains on financial instruments	11	1
Unhedged translation losses on foreign currency borrowings	-	(4)
	11	(3)

4 Tax	2006 £m	2005 £m
Recognised in the income statement : income tax expense on continuing operations		
Current year	158	115
Adjustment in respect of prior years	(39)	(52)
Current tax expense	119	63
Current year deferred tax	(4)	24
Adjustment in respect of prior years	(2)	9

Deferred tax (credit) / expense	(6)	33
Income tax expense on continuing operations before exceptional items	113	96
Exceptional items (note 2):		
Current tax (credit) / expense	(22)	1
Deferred tax (credit) / expense	(22)	-
Income tax expense on continuing operations	69	97

The income tax expense for the year is based on the United Kingdom statutory rate of corporation tax of 30% (2005: 30%). Overseas tax is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of the income tax expense on continuing operations before exceptional items	2006 £m	2005 £m
Profit before tax from continuing operations before exceptional items	374	341
Notional income tax expense at the UK statutory rate on the profit before tax	112	102
Effect of different tax rates of subsidiaries operating in other jurisdictions	17	18
Permanent differences	21	15
Impact of share-based payments	3	9
Tax on profit of associates	(1)	(1)
Utilisation of previously unrecognised tax losses	(7)	(12)
Unrelieved current year tax losses	8	7
Prior year items	(41)	(43)
Other	1	1
Income tax expense on continuing operations before exceptional items	113	96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

5 Discontinued operations

Following the decision to focus on its core contract catering business the Group disposed of its Inflight catering operations, which operated principally in Continental Europe on 19 December 2005 and its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP') on 15 June 2006. Gross proceeds from the sale of SSP were £1,865 million and costs incurred were £67 million. In addition, the Group has discontinued its Middle East military catering operations and withdrawn from or disposed of various other businesses, shown as 'other' below.

Details of net assets disposed of and disposal proceeds are as follows.

	SSP £m	Other £m	2006 £m
Goodwill	798	51	849
Intangible assets	10	-	10
Property, plant and equipment	755	125	880
Investments	5	3	8
Inventories	29	9	38
Trade and other receivables	74	49	123
Cash at bank	94	24	118
Gross assets disposed of	1,765	261	2,026
Trade and other payables	(208)	(51)	(259)
Post-employment benefit obligations	(10)	(4)	(14)
Tax	(6)	(6)	(12)
Minority interest	(1)	(5)	(6)
Other liabilities	-	(5)	(5)
Gross liabilities disposed of	(225)	(71)	(296)
Net assets disposed of	1,540	190	1,730
Liabilities retained	88	21	109
Cumulative exchange translation loss recycled on disposals	2	-	2
Profit/(loss) on disposal	168	(54)	114
Consideration, net of costs	1,798	157	1,955
Consideration deferred to future periods	(37)	(8)	(45)
Cash disposed of	(94)	(24)	(118)
Cash inflow from current year disposals	1,667	125	1,792
Deferred consideration relating to previous disposals	-	15	15
Cash inflow from disposals	1,667	140	1,807

Financial performance of discontinued operations	SSP £m	Other £m	2006 £m	2005 £m
External revenue	1,238	211	1,449	2,321
Operating costs	(1,209)	(217)	(1,426)	(2,163)
Exceptional operating costs (note 2)	-	(47)	(47)	(45)
Profit before tax	29	(53)	(24)	113
Income tax expense (see below)	(7)	1	(6)	(40)
Profit after income tax from discontinued operations	22	(52)	(30)	73
Reported as exceptional (note 2)				
Profit on disposal of net assets of discontinued operations	170	(54)	116	-
Cumulative translation exchange loss	(2)	-	(2)	-
Profit on disposal before tax	168	(54)	114	-
Tax	(99)	5	(94)	-
Total profit after income tax on disposal of net assets of discontinued operations	69	(49)	20	-

Profit / (loss) for the year of discontinued operations	91	(101)	(10)	73

Tax from discontinued operations	SSP £m	Other £m	2006 £m	2005 £m
Income tax expense on discontinued operations:				
Current tax	(9)	1	(8)	(44)
Deferred tax	2	-	2	-
Exceptional tax credit (note 2)	-	-	-	4
	(7)	1	(6)	(40)
Tax on disposal of net assets of discontinued operations:				
Current tax	(117)	11	(106)	-
Deferred tax	18	(6)	12	-
	(99)	5	(94)	-
Tax from discontinued operations	(106)	6	(100)	(40)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September 2006

6 Earnings per share	Attributable profit 2006 £m	Attributable profit 2005 £m
Profit for the year attributable to equity holders of the Company	285	195
Add back loss/(profit) for the year from discontinued operations	10	(73)
Attributable profit for the year from continuing operations	295	122
Exceptional items net of tax (note 2)	(44)	109
Attributable profit for the year from continuing operations before exceptional items	251	231
Hedge ineffectiveness net of tax	(7)	4
Attributable underlying profit for the year from continuing operations before exceptional items	244	235

	Ordinary shares of 10p each 2006 Millions	Ordinary shares of 10p each 2005 Millions

Average number of shares for basic earnings per share	2,147	2,156
Dilutive share options	3	2
Average number of shares for diluted earnings per share	2,150	2,158

	Earnings per share 2006 pence	Earnings per share 2005 pence
Basic earnings per share		
From continuing and discontinued operations	13.3	9.0
From discontinued operations	0.4	(3.3)
From continuing operations	13.7	5.7
Exceptional items (net of tax)	(2.0)	5.0
From continuing operations before exceptional items	11.7	10.7
Hedge ineffectiveness	(0.3)	0.2
From underlying continuing operations before exceptional items	11.4	10.9
Diluted earnings per share		
From continuing and discontinued operations	13.3	9.0
From discontinued operations	0.4	(3.3)
From continuing operations	13.7	5.7
Exceptional items (net of tax)	(2.0)	5.0
From continuing operations before exceptional items	11.7	10.7
Hedge ineffectiveness	(0.3)	0.2
From underlying continuing operations before exceptional items	11.4	10.9

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the year. The adjusted underlying earnings per share figures have been calculated to show the underlying trading performance of the Group and are based on earnings excluding the effect of goodwill impairment charges, other exceptional items, hedge ineffectiveness and discontinued activities.

7 Dividends	2006 pence per share	2006 £m	2005 pence per share	2005 £m
Amounts recognised as distributions to equity shareholders during the year:				
Final dividend for the prior year	6.5	140	6.2	134
Interim dividend for the current year	3.4	73	3.3	71
	9.9	213	9.5	205

A final dividend in respect of 2006 of 6.7 pence per share is to be proposed at the Annual General Meeting on

16 February 2007, giving a total dividend in respect of 2006 of 10.1 pence per share. These financial statements do not include the accrual for this dividend.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

8 Goodwill	£m
Cost	
At 1 October 2005	4,327
Currency adjustment	(66)
Additions arising from acquisitions	152
Reclassified	(6)
Disposals	(849)
At 30 September 2006	3,558
Impairment	
At 1 October 2005	107
Impairment loss recognised in the year ended 30 September 2006	-
At 30 September 2006	107
Net book amounts	
At 30 September 2006	3,451
At 30 September 2005	4,220

9 Other intangible assets	Contract related £m	Computer software £m	Total £m
Cost			
At 1 October 2005	81	173	254
Currency adjustment	(6)	(3)	(9)
Additions	16	15	31
Disposals	(3)	-	(3)
Business acquisitions	(1)	-	(1)
Business disposals	(3)	(20)	(23)
Reclassified	10	-	10
At 30 September 2006	94	165	259
Amortisation			
At 1 October 2005	23	63	86
Currency adjustment	(2)	(1)	(3)
Charge for the year	13	25	38
Disposals	(1)	-	(1)
Business disposals	-	(13)	(13)
At 30 September 2006	33	74	107
Net book amounts			

At 30 September 2006	61	91	152
At 30 September 2005	58	110	168

Contract related intangible assets generally arise when it is economically more efficient for a client to purchase assets used in the performance of a contract and the Group funds these purchases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

10 Property, plant and equipment	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost				
At 1 October 2005	973	1,346	768	3,087
Currency adjustment	(19)	(41)	(12)	(72)
Additions	22	193	69	284
Disposals	(19)	(75)	(77)	(171)
Business acquisitions	-	-	4	4
Business disposals	(679)	(328)	(283)	(1,290)
Reclassified	15	(59)	28	(16)
At 30 September 2006	293	1,036	497	1,826
Depreciation At 1 October 2005	220	800	410	1,430
Currency adjustment	(8)	(26)	(7)	(41)
Charge for the year	24	152	67	243
Disposals	(9)	(75)	(52)	(136)
Business disposals	(112)	(171)	(127)	(410)
Reclassified	(3)	(7)	(6)	(16)
At 30 September 2006	112	673	285	1,070
Net book amounts				
At 30 September 2006	181	363	212	756
At 30 September 2005	753	546	358	1,657

The net book amount of the Group's property, plant and equipment includes, in respect of assets held under finance leases, land and buildings £5 million (2005: £9 million), plant and machinery £39 million (2005: £37 million) and fixtures and fittings £6 million (2005: £3 million).

11 Trade and other receivables	Current £m	2006 Non-current £m	Current £m	2005 Non-current £m
Trade receivables	1,212	4	1,334	5
Less: provision for the impairment of receivables	(41)	-	(53)	-
Net trade receivables	1,171	4	1,281	5
Amounts owed by associates	-	1	1	2

Other receivables	151	100	128	117
Prepayments and accrued income	102	12	164	16
	1,424	117	1,574	140

Book value of trade receivables approximates to their fair value because of the short-term nature of the receivables.

There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated nature of the Group's customer base.

Debtor days at 30 September 2006 were 40 days (2005: 38 days).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

12 Short-term and long-term borrowings	2006 £m	2005 £m
Short-term		
Loan notes	33	84
Bank loans	15	16
Bank overdrafts	56	33
Finance leases	15	17
	119	150
Long-term		
Bonds	1,350	1,416
Loan notes	421	493
Bank loans	22	628
Finance leases	42	43
	1,835	2,580

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:

- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum.

- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.

- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum.

- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$830 million (£444 million) at interest rates between 5.11% and 7.955%. US$465 million (£249 million) is repayable in 5 to 10 years.

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

Borrowing facilities

The Group had the following undrawn committed facilities available at 30 September 2006, in respect of which all conditions precedent had then been met.

	2006 £m	2005 £m
Expiring between two and five years	960	997
	960	997

Subsequent to the year end, the facility available has been reduced to £644 million.

The maturity profile at 30 September 2006 of the carrying amount of the Group's borrowings (excluding finance leases) was as follows:

	2006 £m	2005 £m
Within one year, or on demand	104	133
Between one and two years	7	58
Between two and three years	606	62
Between three and four years	228	635
Between four and five years	72	755
In more than 5 years	880	1,027
	1,897	2,670

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

13 Trade and other payables	Current £m	2006 Non-current £m	Current £m	2005 Non-current £m
Trade payables	777	4	993	3
Amounts owed to associates	-	-	2	1
Social security and other taxes	176	-	213	-
Other payables	210	28	280	35
Deferred consideration on acquisitions	20	3	12	15
Liability on put options held by minority equity partners	9	8	147	17

Accruals and deferred income	798	3	790	-
	1,990	46	2,437	71

The directors consider that the carrying amount of trade payables approximates to their fair value.

Creditor days at 30 September 2006 were 55 days (2005 : 57 days).

14 Provisions	Insurance £m	Provisions in respect of disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Envir
At 1 October 2005	59	-	24	59	
Reclassified	67	-	14	(10)	
Expenditure in the year	(40)	(1)	(1)	(5)	
Charged to profit and loss account	45	109	8	-	
Credited to profit and loss account	-	-	(1)	(5)	
Transferred to post-employment benefit obligations	(20)	-	-	-	
Currency adjustment	(4)	-	-	(1)	
At 30 September 2006	107	108	44	38	

Provisions analysed as follows :

	2006 £m	2005 £m
Non-current	242	143
Current	65	10
	307	153

Insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.

Provisions in respect of disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals completed during the year. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received.

Onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under 5 years.

Legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the

Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as other events arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

15 Post-employment benefit obligations

The amounts recognised in the income statement are as follows :

	30 September 2006				30 Septe			
	UK £m	US £m	Other £m	Total £m	UK £m	US £m	Other £m	Tot
Current service cost	19	3	16	38	21	3	15	
Past service credit	-	(2)	-	(2)	-	-	-	
Curtailment credit	(6)	(6)	-	(12)	-	-	-	
Charged/(credited) to operating expenses	13	(5)	16	24	21	3	15	
Amount charged to pension liability	59	9	8	76	54	8	9	
Expected return on plan	(54)	(5)	(6)	(65)	(46)	(4)	(7)	(
Charged to finance costs	5	4	2	11	8	4	2	
Total pension costs/(credits)	18	(1)	18	35	29	7	17	

The movements in the fair value of pension plan assets recognised in the balance sheet are as follows:

	2006				20			
	UK £m	US £m	Other £m	Total £m	UK £m	US £m	Other £m	Tot
At 1 October	812	71	157	1,040	672	60	140	8
Currency adjustment	-	(4)	(8)	(12)	-	2	2	
Expected return on plan assets	54	5	6	65	46	4	7	
Actuarial gain/(loss)	27	-	12	39	74	2	(1)	
Employee	5	-	4	9	6	-	4	

contributions								
Employer contributions	314	5	10	329	45	11	11	
Asset transfer from Granada scheme	3	-	-	3	-	-	-	
Benefits paid	(41)	(9)	(6)	(56)	(31)	(8)	(7)	(
(Disposals)/ acquisitions	-	-	(9)	(9)	-	-	1	
At 30 September	1,174	68	166	1,408	812	71	157	1,0

The movements in the present value of defined benefit obligations recognised in the balance sheet are as follows:

				2006				2
	UK £m	US £m	Other £m	Total £m	UK £m	US £m	Other £m	To
At 1 October	1,179	166	250	1,595	952	143	222	1,
Currency adjustment	-	(9)	(9)	(18)	-	4	3	
Total expense charged in the income statement	72	4	24	100	75	11	24	
Actuarial loss	55	5	16	76	177	16	39	
Employee contributions	5	-	4	9	6	-	4	
Benefits paid	(41)	(9)	(6)	(56)	(30)	(8)	(7)	
Benefits paid by the Group	(1)	-	(6)	(7)	(1)	-	(7)	
Disposals	-	-	(23)	(23)	-	-	(8)	
Transfer(to)/from provisions	-	-	20	20	-	-	(20)	
Reclassified	-	(2)	(4)	(6)	-	-	-	
At 30 September	1,269	155	266	1,690	1,179	166	250	1,

The history of experience adjustments is as follows:

	2006 £m	2005 £m
Present value of defined benefit plan liabilities	1,690	1,595
Fair value of plan assets	(1,408)	(1,040)
Net deficit	282	555
Experience adjustments on plan liabilities - (loss)	(14)	(8)
Experience adjustments on plan assets - gain	39	75

In accordance with the transitional provisions for the amendments to IAS 19 'Employee Benefits' issued on 16 December 2004, the disclosures above are determined prospectively from the 2005 reporting period.

The Group made total contributions of £329 million in the year, including special contributions of disposal proceeds to pension plans of £280 million, and expects to make regular ongoing contributions of £45 million in 2007.

The expected return on plan assets is based on market expectations at the beginning of the period. The actual return on assets was £104 million (2005: £132 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £194 million (2005: £157 million). An actuarial loss of £37 million (2005: £157 million) was recognised during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September 2006

Attributable to equity shareholders of the Comp

16 Reconciliation of movements in equity	Share capital	Share premium account	Capital redemption reserve	Own shares	res
	£m	£m	£m	£m	
At 1 October 2005	216	94	9	(1)	
Total recognised income and expense	-	-	-	-	
Issue of shares	-	2	-	-	
Fair value of share-based payments	-	-	-	-	
Share buy back	(6)	-	6	-	
Transfer on exercise of put options	-	-	-	-	
Other changes	-	-	-	1	
	210	96	15	-	
Dividends paid to Compass shareholders	-	-	-	-	
Dividends paid to minority interest	-	-	-	-	
At 30 September 2006	210	96	15	-	

The analysis of other reserves is shown below.

Other reserves	Share-based payment reserve	Merger reserve	Translation reserve	H r
	£m	£m	£m	
At 1 October 2005	105	4,170	16	
Total recognised income and expense	-	-	(11)	
Fair value of share-based payments	25	-	-	
Transfer on exercise of put options	-	-	-	

At 30 September 2006	130	4,170	5

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for put options arose on the accounting for the options held by the Group's minority partners requiring the Group to purchase those minority interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

17 Business combinations

Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Dates	Consideration and costs £m	Net assets acquired £m	Adjustment on acquisition £m	Fai asset
Onama minority interest purchase (5%)	December 2005	8	-	-	
Levy minority interest purchase (51%)	April 2006	134	9	-	
Others		18	5	-	
Total acquisitions in the year		160	14	-	
Adjustments to prior periods:					
Deferred consideration payable		5	-	-	
Adjustments to net assets acquired		-	(1)	-	
		5	(1)	-	
		165	13	-	

	Net assets acquired and fair value to the Group £m
Intangible assets	(1)
Property, plant and equipment	4
Current assets	10
Current liabilities	(9)

Non-current liabilities	-
Minority interests	9
	13

Adjustments made to the fair value of assets of businesses acquired in 2006 are provisional and will be finalised within twelve months of the acquisition date.

From the dates of acquisition to 30 September 2006 these acquisitions contributed £10 million to revenue and £1 million to operating profit. If the acquisitions had occurred at the start of the reporting period, Group revenue from continuing operations would have been £10,825 million and Group operating profit from continuing operations would have been £507 million.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

	2006 £m	2005 £m
Cash consideration and costs payable	160	105
Deferred consideration payable	5	4
	165	109
Cash consideration and costs paid	160	105
Cash acquired	(1)	(2)
	159	103
Deferred consideration and costs relating to previous acquisitions	8	21
Cash outflow on current and past acquisitions	167	124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

18 Reconciliation of operating profit to cash generated by operations	2006 £m	2005 £m
Operating profit from continuing operations	506	388
Adjustments for:		
Exceptional items	-	108
Depreciation of property, plant and equipment	193	203
Amortisation of intangible fixed assets	38	21
Loss/(gain) on disposal of property, plant and equipment	5	(7)
Decrease in provisions	(39)	(57)
Share-based payments	21	42
	724	698

Increase in inventories	(3)	(7)
Increase in receivables	(19)	(109)
Increase in payables	52	117
Cash generated by operations	754	699

19 Analysis of net debt	1 Oct 2005	Cash flow	Exchange movements	Acquisitions and disposals (excluding cash and overdrafts)	no c
	£m	£m	£m	£m	
Cash and cash equivalents	281	574	(7)	-	
Bank overdrafts	(33)	(27)	3	1	
Bank and other borrowings	(2,637)	674	71	(1)	
	(2,670)	647	74	-	
Finance leases	(60)	15	2	1	
Derivative financial instruments	24	-	-	-	
Gross debt	(2,706)	662	76	1	
Net debt	(2,425)	1,236	69	1	

The table above is presented as additional information to show movement in net debt, defined as derivative financial instruments, overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

20 Contingent liabilities

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ("ESS") (a member of the Group), IHC Services Inc. ("IHC") and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On

1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

IHC's relationship with the UN and ESS is part of a wider and on-going investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the

Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by or received further requests for information from the United States Attorney's Office for the Southern District of New York or the UN in connection with these matters since January 2006.

No provision has been made in the financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided guarantees to certain minority shareholders and joint venture partners over the level of profits which will accrue to them in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

21 Post balance sheet event

On 29 November 2006, the Group announced its intention to dispose of its Selecta vending businesses operating in 21 countries in Continental Europe and in the UK.

These businesses generated revenue of £476 million, earnings before interest and tax (EBIT) of £45 million and earnings before interest, tax and depreciation (EBITDA) of £87 million in 2006.

22 IFRS transitional adjustments

The previously published financial statements under UK GAAP were restated on an IFRS basis in the document 'Adoption of International Financial Reporting Standards 'IFRS': preliminary restatement of 2005 financial information' published on 1 March 2006. This is available in the Investor Relations section of the Compass Group website (www.compass-group.com) and includes presentational changes and detailed adjustments by line item.

A reconciliation of equity at 1 October 2004 and 30 September 2005 and of profit for the financial year to 30 September 2005 is provided below with an explanation of the transitional adjustments.

	30 September 2005	1 October 2004

Equity reconciliation	£m	£m
Total equity under UK GAAP	2,284	2,482
Minority interest as part of equity	73	54
	2,357	2,536
Transitional adjustments :		
IFRS 3 Business combinations - treatment of goodwill	260	-
IAS 10 Post balance sheet events - dividend on paid basis	140	134
IAS 31 Interests in joint ventures	(45)	(39)
IAS 19 Employee benefits - defined benefit pensions	(283)	(161)
IAS 19 Employee benefits - other	(4)	(5)
IAS 32 Financial instruments : presentation - put options	(163)	(215)
IAS 39 Financial instruments : recognition and measurement	(10)	(16)
IFRS 2 Share-based payments	16	16
IAS 12 Income taxes	11	20
Other	(1)	(1)
Total equity under IFRS	2,278	2,269

Retained profit reconciliation	30 September 2005 £m
Profit for the year under UK GAAP	37
Transitional adjustments :	
IFRS 3 Business combinations - amortisation of goodwill	269
IAS 36 Impairment of assets	(12)
IAS 31 Interests in joint ventures	(23)
IAS 19 Employee benefits - defined benefit pensions	1
IAS 19 Employee benefits - other	1
IAS 32 Financial instruments : presentation - put options	(6)
IAS 39 Financial instruments : recognition and measurement	(4)
IFRS 2 Share-based payments	(46)
IAS 12 Income taxes	(8)
Profit for the year under IFRS	209

There is no significant change to the cash flow statement as reported under UK GAAP.

Explanation of significant differences between UK GAAP and IFRS which affect the Group

IFRS 3 Business combinations and IAS 36 Impairment of assets

Under IFRS 3, goodwill is considered to have an indefinite life and hence is not subject to amortisation. Instead, it is reviewed for impairment annually. The goodwill amortisation charge under UK GAAP in 2005 of £269 million is therefore reversed but the impairment charge recognised is increased by £12 million to take account of the higher amount of the related goodwill under IFRS.

IAS 10 Post balance sheet events

Dividends declared after the balance sheet date are not recognised as a liability because there is no present obligation at the balance sheet date. Accordingly, no accrual is made in the September 2005 balance sheet for the proposed final dividend of £140 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

22 IFRS transitional adjustments (continued)

IAS 31 Interests in joint ventures

The Group has interests in a number of companies where it shares control with partners. Under UK GAAP, the Group consolidated 100% of the turnover, results, assets and liabilities where the Group actually exercised dominant influence, with the partner's share being shown as minority interest. Under IFRS, the concept of 'actual exercise of dominant influence' is not relevant and the Group is required to follow the legal form of the agreements more closely and in certain instances consolidates only its share of turnover, results, assets and liabilities. Although this changes the presentation of the income statement, there is no effect on profit for the financial period attributable to equity shareholders in the Group.

IAS 19 Employee benefits

Under IFRS, the full pension surplus or deficit in respect of defined benefit schemes is recognised on the balance sheet. This is calculated as the difference between the market value of the pension fund assets set against the value of future pension liabilities. This recognition results in the recognition of a liability of £445 million at 1 October 2004 representing an incremental liability of £192 million compared with that recorded previously. At 30 September 2005, this liability had increased to £555 million, primarily due to changes in actuarial assumptions representing an incremental liability of £302 million. The impact on total equity is after the offset of adjustments to prepayments and related deferred tax.

The Group is required to calculate the pension cost for defined benefit pension schemes and other post employment benefits using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. The Group applies the option within the amendment to IAS 19 that permits immediate recognition of all actuarial gains and losses in the period in which they occur in the statement of recognised income and expense. The current and past service pension costs are shown as a charge to operating profit. The unwinding of the discount on pension liabilities each year and the expected return on pension assets are presented as finance costs. The application of IAS 19 increases operating profit by £15 million and increases net finance charges by £14 million resulting in a reduction in the underlying charge of £1 million.

The Group had accrued additional liabilities of £5 million for holiday pay and similar entitlements as at 30 September 2005.

IAS 32 Financial instruments : presentation

The Group has entered into arrangements with minority shareholders to

potentially acquire their interests at some point in the future. These arrangements include both call options that enable the Group to acquire interests and put options that enable minority shareholders to require the Group to buy out their interests. Under IAS 32 the present value of put options is recorded as a financial liability, and is reflected as a deduction from equity. The discounted value of liabilities in respect of put options was £215 million at 1 October 2004. As at 30 September 2005, this had fallen to £163 million as a result of certain options having being exercised. The majority of the remaining liability for put options was extinguished during the year to 30 September 2006 on completion of the acquisition of the remaining interest in Levy Restaurants in the United States.

IAS 39 Financial instruments : recognition and measurement

The Group uses currency denominated borrowings and derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not acquire or hold derivatives for trading purposes. Under IAS 39, derivatives are recognised initially at cost and are subsequently required to be measured at fair value. The fair value is determined by reference to market values for similar financial instruments, or by discounted cash flows. Where derivatives do not qualify for hedge accounting, any gains or losses on measurement are immediately recognised in the income statement. Where hedge accounting is permitted to be employed, recognition of any resulting gain or loss depends on the nature of the hedge relationship and the item being hedged. Under UK GAAP, derivatives were not held at fair value so there were no movements in value to account for.

IFRS 2 Share-based payments

IFRS 2 'Share-based payments' requires the Group to record a charge for all share-based payments equivalent to the fair value of the award as at the date of grant. An expense is recognised to spread the fair value of each award over its vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The Group has applied IFRS 2 to all unvested share awards as at the transition date. Under UK GAAP, the Group recorded a charge for employee share incentive awards based on the intrinsic value of the award, being the difference, if any, between the option price of the conditional award and the share price on the date of grant. The Group also utilised the exemption available within UITF Abstract 17 from reporting a charge to profits for UK Inland Revenue approved SAYE schemes and equivalent overseas schemes. As the Group's share options have an option price equal to the market price on the date of grant no charge was required to be recorded under UK GAAP. The application of IFRS 2 has resulted in an incremental charge to profits in 2005 of £46 million.

IAS 12 Income taxes

Under IAS 12 'Income Taxes', certain temporary differences that previously were not recognised under UK GAAP will be recognised. In addition, IAS 12 does not allow discounting of deferred tax balances, previously adopted by the Group under UK GAAP. This results in a higher tax charge under IFRS. Generally, the Group's effective tax rate under IFRS is expected to be somewhat more volatile than under UK GAAP.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

COMPASS GROUP

PRESS RELEASE
29 November 2006

COMPASS GROUP PLC
PRELIMINARY RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2006

Transition year - benchmark to measure future improved performance

- Group revenue from continuing operations £10.8 billion, 7% organic growth.(1)
- Operating profit before exceptional items from continuing operations £508 million, up 2.4%.(3)
- Free cash flow from continuing operations £265 million, up 16.7%.
- Disposal programme yields net proceeds before tax of over £1.8 billion.
- Dividend 10.1 pence per share, up 3.1%.
- £500 million share buy back progressing well.
- Group pension deficit reduced by half following £280 million cash injection.
- UK business stabilisation continues.
- Disposal of Selecta vending business announced.
- Strategy remains sound, business largely stabilised, solid platform for future growth.

Richard Cousins, Chief Executive Officer, said:

"The results for the year for the continuing business are in line with expectations, both in terms of operating profit and free cash flow. The disposals programme has yielded net proceeds before tax of over £1.8 billion enabling us to reduce the Group pension deficit by half, return £500 million to shareholders, acquire the remaining 51% interest in Levy Restaurants for £134 million and to paydown around £800 million of debt".

"The sale of Selecta and the gradual withdrawal from a number of small countries will result in a much greater focus for the remaining business. We will aim to achieve a balanced use of the net sale proceeds. This will include an extension of the current share buy-back programme, whilst at the same time at least maintaining our existing credit ratings".

"At this early stage of the new financial year, the business is trading as expected overall".

Sir Roy Gardner, Chairman, said:

"The results we have reported for 2006 are a benchmark from which to measure our future performance. Fundamental changes have been made during the year, including new leadership, a comprehensive review of the business and establishing clear strategic priorities for the future. We have improved financial discipline and governance across the Group and we are now well placed to leverage the significant opportunities our global platform gives us. These actions will, in the years ahead, improve our performance and deliver value for our shareholders".

Financial summary For the year ended 30 September	2006	2005[2]	Increase / decrease
Continuing operations before exceptional items			
Revenue	£10,815m	£10,073m	7.4%
Operating profit [3]	£508m	£496m	2.4%
Operating margin[4]	4.7%	4.9%	-20bps
Profit before tax			
- underlying [5]	£363m	£344m	5.5%
- reported	£374m	£341m	9.7%
Free cash flow	£265m	£227m	16.7%
Basic earnings per share			
- underlying [5]	11.4p	10.9p	4.6%
- reported	11.7p	10.7p	9.3%
Total Group after exceptional items			
Basic earnings per share	13.3p	9.0p	47.8%
Dividend per ordinary share	10.1p	9.8p	3.1%

(1) Organic growth (formerly referred to as like for like growth) is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2005
(2) Prior period figures have been restated from UK GAAP to IFRS
(3) Includes share of profit of associates
(4) Excludes share of profit of associates
(5) Underlying profit before tax and basic earnings per share excludes exceptional items and income of £11m (2005: charge £(3)m) in respect of swaps and hedging translation gains/losses, and basic earnings per share excludes these items net of tax.

Mapping the Future

Richard Cousins, Group Chief Executive, said:

"Compass is a good business with a sound strategy. We need to build on our strengths and correct our weaknesses. We have to create a management and performance culture that has at its core the delivery of profitable growth to maximise shareholder value. Aligning the business around this objective is the priority for me and my management team".

Business Strategy

To be successful, we must deliver the highest quality and performance, whilst relentlessly driving to be the lowest cost, most efficient provider. Our focus going forward will be on the creation of real shareholder value delivered in a disciplined and sustainable way.

Our core business will remain contract foodservice. We are focused on this activity and excited by the opportunities ahead. The accessible contract foodservice market is worth some £150 billion and, with outsourced penetration still at well under 50%, our market grows at around 5% per year.

In addition to the trend to outsource support services generally, there is a growing trend for clients to want to source catering and other support services such as cleaning from a single provider. The support services outsourced market, including catering, is currently worth around £700 billion per year with circa 35% outsourced, growing at around 10% a year. We are ideally placed to leverage our existing client relationships to provide integrated food and support services offerings and these already account for around 10% of our revenues. We will continue to grow this business where it makes sense and enhances value for our shareholders.

At the moment we trade in too many countries where scale and future growth prospects do not offer adequate returns. Over the next 12 months, we will reduce the number of countries in which we operate to around 60-65.

Vending is an important ongoing part of our offering to clients. However, our highly successful and profitable European specialist vending business, Selecta, has a different strategy, financial model and target market to the rest of the Group. Selecta also derives only 9% of its revenues from our contract foodservice clients and, as a consequence of this, we have decided to sell the Selecta business.

Value Drivers

Our objective over the next 2-3 years will be to drive disciplined, profitable growth with the focus more on organic growth and like for like growth, rather than on acquisitions. Within that philosophy, we will drive performance by concentrating upon the five key profit drivers:

Client Sales and Marketing: winning new business is, and will continue to be, a clear strength for Compass. However, as we improve discipline and focus on unit margins, organic growth rates may, for a period, slow a little before increasing back to trend rates. We will work harder with our existing clients to deliver like for like revenue growth, seeking to balance the needs of value for money, efficiency and a fair reward for a job well done. In the medium to long term, we will work harder to demonstrate the benefits of outsourcing to potential clients.

Consumer Sales and Marketing: we will seek a more innovative approach to our consumers by improving the quality of our offering, restaurant designs and point of sale displays. Like for like volume growth will be a key area of focus and where we face inflationary cost pressures, we will seek reasonable price increases.

Food Cost: we spend over £3.5 billion per year on food. Our objective must be to procure the optimal quality and range of food to meet the needs of our customers at the lowest cost. This means having an efficient supply chain that leverages our scale and being much more disciplined about rationalising our supplier and product base. Driving in-unit compliance with approved purchasing lists and a much more systematic approach to menu planning will be critical.

Unit Costs: we spend nearly £6 billion per year on unit costs. We will work closely with clients and employees to improve labour scheduling and efficiency, contain wage and ancillary cost inflation and to reduce unit overheads.

Above Unit Overheads: we spend too much of our unit profit on overheads. We need a simpler structure with fewer layers of management and less bureaucracy. This year we have achieved our target of £50 million of overhead cost savings. Going forward, the drive for overhead efficiency will continue.

Focus on Management and Performance (MAP)

We have dismantled the divisional structure, so that we have greater visibility of the underlying performance at a country by country level. This will deliver reduced cost and improved decision making.

New monthly reporting processes and regular business reviews with country management teams will ensure that we are all constantly focused on the management and performance of the five value drivers outlined above. Local managing directors are empowered to get on with running their business, operating within a new simple, but clearly defined Group operating framework (called "MAP") which encompasses the five key value drivers.

Corporate Governance

Compass is a relatively new organisation that has created its global scale through acquisitions. A number of processes are being put in place to ensure that Compass benefits from this scale and international reach.

These new measures will lead to tighter discipline and sounder governance. Approval processes have been strengthened and remuneration policies reviewed. We have formed the Corporate and Social Responsibility Committee, a sub committee of the Board, to oversee all aspects of health and food safety, environmental impacts, governance and its reporting.

Management

Today the Group has made a separate announcement about Board changes.

United Nations

This has been an unfortunate episode in the Group's history. The Board has instituted a number of changes as a result of the lessons we have learned. In March 2006, two competing food companies brought US lawsuits totalling some £600 million against ESS, Compass and various ESS staff. Although these claims would have been resolutely defended, we decided that it was in the best interests of the ongoing business and the shareholders to settle these claims without prolonged litigation. In October, with no admission of legal liability, we reached final settlement of all claims for less than £40 million. We continue to cooperate fully with the relevant UN and US authorities in their on-going investigation.

Our People

This has been another tough year for our people. They have supported one another as we have taken the actions necessary to improve our performance and restore our reputation. They have also continued to act professionally to produce the highest level of service to our customers.

Enquiries:

Compass Group PLC	+44 (0)1932 573000
Investors/Analysts	Andrew Martin
Media	Chris King

Website:
www.compass-group.com

For presentation and teleconference details refer to the notes on pages 14 and 15.

GROUP TRADING REVIEW

Compass Group today announces its preliminary results for the year ended 30 September 2006. These results are presented in accordance with International Financial Reporting Standards ("IFRS") and comparative figures for 2005 have been restated accordingly, as previously reported on 1 March 2006.

Financial summary For the year ended 30 September	2006	2005(1)	Increase / decrease
Continuing operations before exceptional items			
Revenue	£10,815m	£10,073m	7.4%
Operating profit (2)	£508m	£496m	2.4%
Operating margin(3)	4.7%	4.9%	-20bps
Profit before tax			
- underlying (4)	£363m	£344m	5.5%
- reported	£374m	£341m	9.7%
Free cash flow	£265m	£227m	16.7%
Basic earnings per share			
- underlying (4)	11.4p	10.9p	4.6%
- reported	11.7p	10.7p	9.3%
Total Group after exceptional items			
Basic earnings per share	13.3p	9.0p	47.8%
Dividend per ordinary share	10.1p	9.8p	3.1%

(1) Prior period figures have been restated from UK GAAP to IFRS
(2) Includes share of profit of associates
(3) Excludes share of profit of associates
(4) Underlying profit before tax and basic earnings per share excludes exceptional items and income of £11m (2005: charge £(3)m) in respect of swaps and hedging translation gains/losses, and basic earnings per share excludes these items net of tax.

Discontinued Operations

On 15 June 2006, Compass completed the sale of its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"), for net consideration after transaction costs of £1,798 million. SSP's revenue and operating profits in 2005 were £1,804 million and £112 million respectively on an IFRS basis. During the period, the Group also completed the sale of its European Inflight catering business for net consideration after transaction costs of £65 million, the RA Patina public restaurants business in the US and the Strand Palace Hotel in London for a total of £85 million and a number of other small travel concessions related businesses for a total of £7 million. The revenue and operating profits of these businesses in 2005 were £342 million and £12 million respectively. The results of all these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis. The results of the Selecta vending business are reported within continuing operations.

The Group has completed the withdrawal from its Middle East military catering operations. The revenue and operating profits before exceptional items in 2005 from these activities were £175 million and £34 million respectively. The results of these operations are also treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis.

Revenue

Overall, the Group delivered revenue growth of 7% on a reported basis, 6% on a constant currency basis and 7% organic growth (previously referred to as like for like growth).

The main factors that affected the period on period change in revenue are summarised below:

Continuing Operations	%
Organic growth	7
Acquisition and disposal adjustments	(1)
Movements in translation rates	1
Total	7

The table below sets out organic growth by sector for each geographic segment. Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2005.

Continuing Operations	**NA** %	**CE** %	**UK** %	**ROW** %	**Total Group** %
Contract:					
Business & Industry	12	1	0	9	5
Healthcare	12	3	(2)	13	8
Education	11	0	(4)	14	6
Sports & Leisure	26	7	2	2	14
Defence, Offshore & Remote	45	18	3	24	22
Total Contract	14	2	0	14	8
Vending	(2)	1	0	-	(1)
Travel Concessions (1)	-	4	-	(14)	(10)
Total	12	2	0	13	7

(1) Residual travel concessions principally comprises: motorways in Japan and Portugal.

The table below summarises the performance of the Group's continuing operations by geographic segment and for the Group on an underlying basis.

Segmental performance Year ended 30 September 2006	2006	2005	Reported change %	Constant currency change %	Organic growth %
Continuing Operations					
Revenue (£m)					
North America	4,290	3,761	14	11	12
Continental Europe	2,863	2,830	1	2	2
United Kingdom	1,957	1,982	(1)	(1)	-
Rest of the World	1,705	1,500	14	14	13
Total	10,815	10,073	7	6	7
Operating profit[1] (£m)					
North America	245	218			
Continental Europe	169	169			
United Kingdom	114	114			
Rest of the World	55	53			
Unallocated overheads	(77)	(58)			
Associates	2	-			
Total	508	496			
Operating margin[2] (%)					
North America	5.7	5.8			
Continental Europe	5.9	6.0			
United Kingdom	5.8	5.8			
Rest of the World	3.2	3.5			
Total	4.7	4.9			

(1) Operating profit includes share of profit of associates North America £1m (2005: £nil) & UK £1m (2005: £nil).
(2) Operating margin is based on revenue and operating profit excluding share of profit of associates.

North America – 40% Group revenue (2005: 37%)

North America enjoyed another successful year delivering 12% organic revenue growth to £4,290 million (2005: £3,761 million). Revenue growth has been strong across all of the contract sectors. The Healthcare sector, with organic growth of 12%, has benefited from the continuing success of the support services business, Crothall, which has won a number of large contracts often with a significant cleaning and laundry component. The Business and Industry sector, with organic growth of 12%, has continued to win a number of important new clients and to drive like for like sales from existing contracts. Levy Restaurants, which operates our Sports and Leisure business, has shown very strong organic growth of 26%, in part reflecting the sporting success of many of the teams who are our clients. In April 2006, we completed the acquisition of the remaining 51% of Levy for $250 million (£134 million) taking our total investment in Levy to $337 million. The negative revenue growth in Vending reflects our strategy to operate on a franchise basis in areas where we do not have sufficient scale and density which helps improve profitability.

Total operating profit on continuing activities increased to £245 million (2005: £218 million). The contract catering business generally performed well across all sectors. Rising fuel costs impacted the business as a whole, and vending in particular. The disposal of 75% of Au Bon Pain in the second half of 2005 also resulted in a £4 million negative impact on operating profit in 2006.

In 2007, we expect to see continuing good revenue growth but at lower levels than those seen in 2006.

A 5 cent movement in the average US dollar to Sterling exchange rate impacts annual revenue by circa £100 million and operating profit by circa £7 million.

Continental Europe – 26% Group revenue (2005: 28%)

Revenue in Continental Europe grew by 2% on an organic basis to £2,863 million (2005: £2,830 million). This lower level of growth reflects our being both more selective on the new business we take on and the continued focus to improve the performance of lower margin contracts or to exit these where appropriate. The Nordic region grew well, with organic growth of 7% driven by strong demand from the oil and gas sector. Spain and Switzerland also showed good organic growth of 11% and 5% respectively.

Operating profit for the year was £169 million (2005: £169 million). We have made some good progress in France, Nordic and the Netherlands, which are all showing signs of improving performances. Italy performed less well and is in the early stages of recovery.

In 2007, we expect to see similar levels of overall revenue growth as we continue to be selective on new business. With the significant reorganisation activity undertaken in 2006 we would expect to begin to see some margin progression.

A 5 cent movement in the average Euro to Sterling exchange rate impacts annual revenue by circa £90 million and operating profit by circa £4 million.

UK – 18% Group revenue (2005: 20%)

In the UK, revenue was flat at £1,957 million (2005: £1,982 million). We are continuing to make good progress in addressing lower margin contracts. This initiative contributed towards the higher than normal level of lost business, in-line with our expectations.

Parts of the Education sector continue to be challenging, with organic revenue declining by 4% overall. This is largely a result of reduced participation particularly in state secondary schools as the take up on healthier options remains slow. We have also exited a number of poorer performing contracts in the state sector.

Operating profit for the year was in line with last year at £114 million (2005: £114 million).

We expect business to remain challenging in the UK in 2007 particularly in the Education sector. We will, however, continue to simplify the business to generate cost efficiencies and focus on improving the margin on poorer performing contracts in particular.

Rest of the World – 16% Group revenue (2005: 15%)

In the Rest of the World, revenue grew by 13% to £1,705 million (2005: £1,500 million) with all sectors performing well.

35% of the business in the Rest of the World is in the Defence, Offshore and Remote sector. This sector grew by 24%, benefiting from the buoyant oil and gas and mining sectors around the world, particularly in Australia up 26% and Latin America up 15%. Organic growth in Japan was 4%, in part held back by the continued exit from the retail business.

Operating profit for the year was £55 million (2005: £53 million). We have seen good organic growth in Australia, in particular.

The Group has completed the exit from Middle East military catering operations.

In 2007, we expect to see more moderate revenue growth but would now expect to begin to see some margin progression.

Unallocated Overheads

Unallocated overheads for the year were £77 million (2005: £58 million). These include restructuring costs at a Head Office level carried throughout the year and the strengthening and addition of certain central functions.

In 2007 we expect to see a small reduction in unallocated overheads.

Operating Profit

Operating profit from continuing operations including associates was £508 million (2005: £496 million) an increase of 2.4%.

Finance Cost

Net finance cost for the year was £134 million (2005: £155 million) including £11 million non cash income arising on the revaluation of interest rate hedging instruments that do not qualify for hedge accounting under IAS 39 (2005: charge £(3) million). Excluding these IAS 39 revaluations the underlying net finance cost for the year is £145 million (2005: £152 million). We currently anticipate underlying net finance costs to be around £105-£110 million for 2007 principally reflecting a full year's benefit of the net disposal proceeds received during the course of 2006.

Profit before Tax

Profit before tax from continuing operations before exceptional items is £374 million (2005: £341 million) up 9.7%.

On an underlying basis, before including revaluation gains and losses on swaps and hedging instruments, profit before tax from continuing operations increased by 5.5% to £363 million (2005: £344 million).

Income Tax Expense

The overall Group tax charge before exceptional items for the year is £113 million (2005: £96 million), giving an effective tax rate of 30% (2005: 28%). We expect the Group's effective tax rate to average around the 30% level for the foreseeable future.

Basic Earnings per Share

Basic earnings per share are 13.3 pence (2005: 9.0 pence) up 47.8%. Excluding exceptional items and discontinued operations, basic earnings per share on an underlying basis (before including revaluation gains and losses on swaps and hedging instruments) are 11.4 pence (2005: 10.9 pence) up 4.6%. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2006 £m	2005 £m	2006 Pence	2005 Pence	Change
Reported	285	195	13.3	9.0	47.8%
Discontinued operations and exceptional items	(34)	36	(1.6)	1.7	
Hedge ineffectiveness - after tax	(7)	4	(0.3)	0.2	
Underlying	244	235	11.4	10.9	4.6%

Dividends

The recommended final dividend is 6.7 pence per share resulting in a total dividend of 10.1 pence per share for the year (2005: 9.8 pence), a year on year increase of 3.1% over 2005. Dividend cover for 2006 was 1.1 times underlying earnings. Whilst we remain committed to continue to grow the dividend in real terms, our objective over the medium term remains to move the dividend cover more towards the 2 times level.

Acquisitions

The acquisition of the remaining 51% interest in Levy Restaurants not already held was completed on 18 April 2006 for $250 million (£134 million).

The Group's strategic focus continues to be on the organic development of its existing core businesses. As a result, only a small number of minor acquisitions were completed where these reinforced sectoral presence in certain areas.

The Group does not currently anticipate any significant new acquisitions during 2007 and payments of deferred consideration in respect of past acquisitions and the buyout of minority interests is currently expected to total around £30 million in 2007.

Discontinued Operations

On 15 June 2006, the Group completed the sale of its travel concessions catering business, Select Service Partner, including Creative Host Services in the US. The Group has also completed the exit from its Middle East military catering operations. During the period, the Group completed the sale of a number of its other non-core concessions businesses, including its European Inflight catering business, the RA Patina public restaurants business in the US, the Strand Palace Hotel in London, the Italian motorways business and Krispy Kreme in the US. The results of these operations have also been classified as discontinued.

Operating profit before tax and exceptional items for the period from these discontinued operations was £23 million (2005: £158 million). The loss after tax and exceptional items from discontinued operations was £(30) million (2005: profit £73 million). The profit after tax on disposal of net assets of discontinued operations is £20 million (2005: £nil million).

Disposal of Selecta

The Group announced today its intention to dispose of its Selecta vending businesses operating in 21 countries in Continental Europe and in the UK.

These businesses generated revenue of £476 million, earnings before interest and tax (EBIT) of £45 million and earnings before interest, tax and depreciation (EBITDA) of £87 million in 2006. Net capital expenditure in 2006 totalled £46 million.

Pensions

The Group now accounts for pensions in accordance with IAS 19.

Significant one off contributions were made to the two main UK defined benefit schemes during the year totalling £280 million following the disposal of the SSP business and the Strand Palace Hotel.

As a result, the total pensions deficit was significantly reduced at 30 September 2006 to £282 million (2005: £555 million).

The Group has reviewed its pension assumptions and continued to move to more prudent assumptions in determining the deficit including life expectancy assumptions which have again been increased in 2006.

For example in the UK, life expectancy assumptions for a pensioner at age 65 has been increased to 19.7 years (male), 22.6 years (female) (2005: 17.8 years (male), 20.7 years (female)) and for non-pensioners life expectancy assumptions have been increased to 20.9 years (male), 23.7 years (female) (2005: 19.4 years (male), 22.4 years (female)).

The total pensions charge in the year was £33 million (2005: £26 million) for defined contribution schemes and £35 million (2005: £53 million) for defined benefit schemes. Of the defined benefit scheme costs, £11 million (2005: £14 million) was charged to net finance cost.

Return on Capital Employed

Return on Capital Employed (ROCE) was 10.7% (2005: 10.7%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30% and using an average capital employed for the year of £3,232 million (2005: £3,137 million) calculated from the IFRS balance sheet.

Under UK GAAP, included within average capital employed was goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS. Including these adjustments, average capital employed for the year (for the continuing businesses) would have been £6,294 million (2005: £6,051 million) and return on capital employed for the continuing business would have been 5.9% (2005: 5.9%).

Financial Targets

The Group's three year targets for the continuing business for 2006 – 2008 remain unchanged at:

- 100 basis points improvement in ROCE
- free cash flow from continuing operations of £800 million - £850 million.

Cash Flow

Free cash flow from the continuing business totalled £265 million (2005: £227 million). The major factors contributing to the increase were: £24 million reduction in net capital expenditure and £44 million lower working capital outflow, offset by £14 million higher net interest payments and £29 million higher net tax payments.

Net capital expenditure, which 2 years ago exceeded £300 million will, for the next 2-3 years, be at a level of around 2% of revenues post the disposal of the Selecta vending business. We are working hard at improving our working capital performance and now expect to see an average annual outflow of approximately £20 million. Given the scale of the working capital balances, there are however likely to be fluctuations between years.

The Group's cash tax rate for the year was 27% (2005: 20%), based on underlying profit before tax. We expect the average cash tax rate to remain at a similar level for the foreseeable future, but again with some potential fluctuations between years.

The net interest outflow of £174 million in 2006 includes an outflow of £20 million over and above the income statement charge relating to the swap reversal transactions carried out in 2004.

Acquisition payments were £167 million (2005: £121 million) comprising the acquisition of the remaining 51% interest in Levy Restaurants which was completed on 18 April 2006 for $250 million (£134 million), £8 million from the buyout of half of the remaining 10% of Onama in Italy, £8 million of deferred consideration in respect of prior years transactions and £18 million in respect of other sundry acquisitions less £1 million of cash acquired.

Disposal proceeds net of transaction costs comprises consideration of £1,955 million less £118 million of cash disposed and £45 million consideration deferred to future periods, plus £15 million of deferred consideration received in the year relating to prior years transactions.

Outlook

The results we have reported for 2006 are a benchmark from which to measure our future performance. Fundamental changes have been made during the year, including new leadership, a comprehensive review of the business, and establishing clear strategic priorities for the future. We have improved financial discipline and governance across the Group and we are now well placed to leverage the significant opportunities our global platform gives us. These actions will, in the years ahead, improve our performance and deliver value for shareholders.

Richard Cousins
Chief Executive

Sir Roy Gardner
Chairman

NOTES

(a) The results for the year ended 30 September 2006 were approved by the Directors on 29 November 2006 and have been have been derived from the Company's statutory accounts for that year. The Auditors' Report on these accounts was unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985. The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. These statutory accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

Financial information for the year ended 30 September 2005, set out as comparative figures in this announcement, has been restated from UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of accounting policies set out in 'Adoption of International Financial Reporting Standards "IFRS": Preliminary restatement of 2005 financial information', a separate document published in the Investor Relations section of the Group website (www.compass-group.com) on 1 March 2006 and which is also available on request.

The Annual Report for the year ended 30 September 2005, which was prepared under UK GAAP, has been filed with the Registrar of Companies.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed dividend of 6.7 pence per share is as follows:

Ex dividend date:	7 February 2007
Record date:	9 February 2007
Payment date:	5 March 2007

(d) A presentation for analysts and investors will take place at 9:30 am (GMT/London) on Wednesday 29 November 2006 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1

The live presentation can also be accessed via webcast and dial-in teleconference starting at 9:30 am (London time):

- To listen to the live presentation via teleconference, dial (UK) +44 (0)20 7138 0818
- To view the presentation slides and/or live webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 5th December 2006. To hear the replay, dial (UK) +44 (0)20 7806 1970 or (US) +1 718 354 1112. The replay passcode is 9420257#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Investors/analysts	Andrew Martin
Media	Chris King

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenue of c. £11 billion. For more information visit www.compass-group.com.

CONSOLIDATED INCOME STATEMENT
for the year ended 30 September 2006

	Notes	Before exceptional items £m	Exceptional items (Note 2) £m	Total 2006 £m	Before exceptional items £m	Exceptional items (Note 2) £m	Total 2005 £m
Continuing operations:							
Revenue	1	**10,815**	-	**10,815**	10,073	-	10,073
Operating costs		**(10,309)**	-	**(10,309)**	(9,577)	(108)	(9,685)
Operating profit	1	**506**	-	**506**	496	(108)	388
Share of profit of associates		**2**	-	**2**	-	-	-
Total operating profit		**508**	-	**508**	496	(108)	388
Finance income	3	**15**	-	**15**	4	-	4
Finance costs	3	**(160)**	-	**(160)**	(156)	-	(156)
Hedge ineffectiveness	3	**11**	-	**11**	(3)	-	(3)
Profit before tax		**374**	-	**374**	341	(108)	233
Income tax expense	4	**(113)**	**44**	**(69)**	(96)	(1)	(97)
Profit for the year from continuing operations	1	**261**	**44**	**305**	245	(109)	136
Discontinued operations:							
Profit / (loss) for the year from discontinued operations	5	**17**	**(27)**	**(10)**	114	(41)	73
Profit for the year		**278**	**17**	**295**	359	(150)	209
Attributable to:							
Equity shareholders of the Company		**268**	**17**	**285**	345	(150)	195
Minority interest		**10**	-	**10**	14	-	14
		278	**17**	**295**	359	(150)	209
Basic earnings per share	6						
From continuing operations				**13.7p**			5.7p
From discontinued operations				**(0.4)p**			3.3p
From continuing and discontinued operations				**13.3p**			9.0p
Diluted earnings per share	6						
From continuing operations				**13.7p**			5.7p
From discontinued operations				**(0.4)p**			3.3p
From continuing and discontinued operations				**13.3p**			9.0p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Fair value movement on cash flow hedges		4	7
Currency translation differences		(7)	14
Actuarial losses on post-employment benefits	15	(37)	(157)
Tax on items taken directly to equity		3	33
Net loss recognised directly in equity		(37)	(103)
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		2	-
Transfer to profit or loss from equity on cash flow hedges		(6)	-
Net expense recognised directly in equity	16	(41)	(103)
Profit for the financial year	16	295	209
Total recognised income and expense for the year		254	106
Attributable to:			
Equity shareholders of the Company		248	92
Minority interest		6	14
		254	106

CONSOLIDATED BALANCE SHEET
as at 30 September 2006

	Notes	2006 £m	2005 £m
Assets			
Non-current assets			
Goodwill	8	**3,451**	4,220
Other intangible assets	9	**152**	168
Property, plant and equipment	10	**756**	1,657
Interests in associates		**39**	45
Other investments		**9**	6
Deferred tax assets		**237**	198
Trade and other receivables	11	**117**	140
Derivative financial instruments		**22**	44
		4,783	6,478
Current assets			
Inventories		**212**	253
Trade and other receivables	11	**1,424**	1,574
Overseas tax recoverable		**10**	9
Derivative financial instruments		**9**	2
Cash and cash equivalents		**848**	281
		2,503	2,119
Total assets		**7,286**	8,597
Liabilities			
Current liabilities			
Short-term borrowings	12	**(119)**	(150)
Derivative financial instruments		**(2)**	(20)
Current tax liabilities		**(357)**	(334)
Trade and other payables	13	**(1,990)**	(2,437)
Provisions	14	**(65)**	(10)
		(2,533)	(2,951)
Non-current liabilities			
Long-term borrowings	12	**(1,835)**	(2,580)
Derivative financial instruments		**(18)**	(2)
Post-employment benefit obligations	15	**(282)**	(555)
Provisions	14	**(242)**	(143)
Deferred tax liabilities		**(18)**	(17)
Other liabilities	13	**(46)**	(71)
		(2,441)	(3,368)
Total liabilities		**(4,974)**	(6,319)
Net assets		**2,312**	2,278
Equity			
Share capital	16	**210**	216
Share premium account	16	**96**	94
Capital redemption reserve	16	**15**	9
Less: own shares	16	**-**	(1)
Other reserves	16	**4,288**	4,137
Retained earnings	16	**(2,303)**	(2,204)
Total equity shareholders' funds		**2,306**	2,251
Minority interests	16	**6**	27
Total equity		**2,312**	2,278

Approved by the Board of Directors on 29 November 2006 and signed on their behalf by

Richard J Cousins, Director

Andrew D Martin, Director

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 September 2006

	Notes	2006 £m	2005 £m
Cash generated from operations	18	**754**	699
Interest paid		**(186)**	(161)
Interest element of finance lease rentals		**(3)**	(3)
Tax received		**4**	23
Tax paid		**(101)**	(91)
Net cash from operating activities for continuing operations		**468**	467
Net cash from operating activities for discontinued operations		**29**	181
Net cash from operating activities		**497**	648
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associated undertakings		**(167)**	(121)
Proceeds from sale of subsidiary companies and associated undertakings		**1,807**	75
Contribution of disposal proceeds to pension plans		**(280)**	-
Purchase of property, plant and equipment		**(206)**	(248)
Proceeds from sale of property, plant and equipment		**27**	35
Purchase of intangible assets		**(30)**	(20)
Dividends received from associated undertakings		**2**	4
Interest received		**15**	4
Net cash from / (used in) investing activities by continuing operations		**1,168**	(271)
Net cash used in investing activities by discontinued operations		**(59)**	(65)
Net cash from / (used in) investing activities		**1,109**	(336)
Cash flow from financing activities			
Issue of ordinary share capital		**2**	1
Purchase of own shares (net)		**(148)**	-
Net decrease in borrowings		**(647)**	(32)
Repayment of obligations under finance leases	19	**(15)**	(16)
Equity dividends paid		**(213)**	(205)
Dividends paid to minority interests		**(11)**	(15)
Net cash used in financing activities by continuing operations		**(1,032)**	(267)
Net cash used in financing activities by discontinued operations		**-**	(1)
Net cash used in financing activities		**(1,032)**	(268)
Net increase in cash and cash equivalents		**574**	44
Cash and cash equivalents at beginning of the year		**281**	233
Exchange gains and losses on cash and cash equivalents		**(7)**	4
Cash and cash equivalents at end of the year	19	**848**	281

RECONCILIATION OF FREE CASH FLOW FROM CONTINUING OPERATIONS
for the year ended 30 September 2006

	2006 £m	2005 £m
Net cash from operating activities for continuing operations	**468**	467
Purchase of property, plant and equipment	**(206)**	(248)
Proceeds from sale of property, plant and equipment	**27**	35
Purchase of intangible assets	**(30)**	(20)
Dividends received from associated undertakings	**2**	4
Interest received	**15**	4
Dividends paid to minority interests	**(11)**	(15)
Free cash flow – continuing operations	**265**	227

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

1 Segmental reporting	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
Year ended 30 September 2006						
Revenue						
Total revenue	4,437	3,283	2,805	1,777	-	12,302
Less : inter-segment revenue	-	(21)	-	(17)	-	(38)
Revenue from external clients	4,437	3,262	2,805	1,760	-	12,264
Less: discontinued	(147)	(399)	(848)	(55)	-	(1,449)
Revenue from external clients - continuing operations	4,290	2,863	1,957	1,705	-	10,815
Result						
Total operating profit	247	181	129	49	(77)	529
Less: discontinued	(2)	(12)	(15)	6	-	(23)
	245	169	114	55	(77)	506
Share of profit of associates	1	-	1	-	-	2
Segment result - continuing operations	246	169	115	55	(77)	508
Finance income						15
Finance costs						(160)
Hedge ineffectiveness						11
Profit before tax						374
Income tax expense						(69)
Profit for the year from continuing operations						305
Year ended 30 September 2005						
Revenue						
Total revenue	3,937	3,554	3,254	1,680	-	12,425
Less : inter-segment revenue	-	(26)	-	(5)	-	(31)
Revenue from external clients	3,937	3,528	3,254	1,675	-	12,394
Less: discontinued	(176)	(698)	(1,272)	(175)	-	(2,321)
Revenue from external clients - continuing operations	3,761	2,830	1,982	1,500	-	10,073
Result						
Total operating profit	221	211	193	87	(58)	654
Less: discontinued	(3)	(42)	(79)	(34)	-	(158)
	218	169	114	53	(58)	496
Share of profit of associates	-	-	-	-	-	-
Segment result - continuing operations before exceptional items	218	169	114	53	(58)	496
Exceptional items (note 2)	2	(107)	(1)	-	(2)	(108)
Segment result - continuing operations after exceptional items	220	62	113	53	(60)	388
Finance income						4
Finance costs						(156)
Hedge ineffectiveness						(3)
Profit before tax						233
Income tax expense						(97)
Profit for the year from continuing operations						136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

2 Exceptional items	2006 £m	2005 £m
Continuing operations :		
Charged within operating profit :		
Impairment of goodwill – Italy	-	(107)
Loss on disposal of businesses	-	(1)
	-	(108)
Credited / (charged) within income tax expense (note 4):		
Current tax	5	-
Adjustment in respect of prior years	17	-
Current year deferred tax	22	-
Tax charge on loss on disposal of businesses	-	(1)
	44	(1)
Continuing operations	44	(109)
Charged within discontinued activities:		
Profit after tax on disposal of businesses (note 5)	20	-
Settlement of UN contract claims and related expenses	(39)	-
Middle East military catering business	(8)	(45)
Tax credit on discontinued activities	-	4
Discontinued activities	(27)	(41)
Total	17	(150)

The exceptional tax credits arise in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

In 2006, £39 million has been charged to complete investigations and settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the UN.

The Group has discontinued its military catering operations in the Middle East, which were formerly part of the Rest of the World geographical segment. In 2006, £8 million has been provided to settle claims arising in 2005. Related asset write-downs and provisions resulted in an exceptional charge of £45 million in 2005.

The goodwill relating to Onama in Italy (which forms part of the Continental Europe geographical segment) was impaired in 2005 following a review of the profitability of the underlying business. Value in use was calculated by discounting cash flows at a pre-tax rate of 9.7%.

In 2005, the Group also disposed of 75% of the Au Bon Pain business in North America and 100% of its interest in the Gatwick Meridien Hotel in the UK and paid further costs relating to previous disposals resulting in an overall net loss of £1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

3 Finance income and costs	2006 £m	2005 £m
Finance income		
Bank interest	**15**	4
Finance costs		
Bank loans and overdrafts	**35**	42
Other loans	**107**	91
Finance lease interest	**3**	3
	145	136
Unwinding of discount on put options held by minority shareholders	**4**	6
Interest on pension scheme liabilities net of expected return on scheme assets (note 15)	**11**	14
	160	156
Hedge ineffectiveness		
Unrealised net gains on financial instruments	**11**	1
Unhedged translation losses on foreign currency borrowings	**-**	(4)
	11	(3)

4 Tax	2006 £m	2005 £m
Recognised in the income statement : income tax expense on continuing operations		
Current year	**158**	115
Adjustment in respect of prior years	**(39)**	(52)
Current tax expense	**119**	63
Current year deferred tax	**(4)**	24
Adjustment in respect of prior years	**(2)**	9
Deferred tax (credit) / expense	**(6)**	33
Income tax expense on continuing operations before exceptional items	**113**	96
Exceptional items (note 2):		
Current tax (credit) / expense	**(22)**	1
Deferred tax (credit) / expense	**(22)**	-
Income tax expense on continuing operations	**69**	97

The income tax expense for the year is based on the United Kingdom statutory rate of corporation tax of 30% (2005: 30%). Overseas tax is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of the income tax expense on continuing operations before exceptional items	2006 £m	2005 £m
Profit before tax from continuing operations before exceptional items	**374**	341
Notional income tax expense at the UK statutory rate on the profit before tax	**112**	102
Effect of different tax rates of subsidiaries operating in other jurisdictions	**17**	18
Permanent differences	**21**	15
Impact of share-based payments	**3**	9
Tax on profit of associates	**(1)**	(1)
Utilisation of previously unrecognised tax losses	**(7)**	(12)
Unrelieved current year tax losses	**8**	7
Prior year items	**(41)**	(43)
Other	**1**	1
Income tax expense on continuing operations before exceptional items	**113**	96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

5 Discontinued operations

Following the decision to focus on its core contract catering business the Group disposed of its Inflight catering operations, which operated principally in Continental Europe on 19 December 2005 and its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP') on 15 June 2006. Gross proceeds from the sale of SSP were £1,865 million and costs incurred were £67 million. In addition, the Group has discontinued its Middle East military catering operations and withdrawn from or disposed of various other businesses, shown as 'other' below.

Details of net assets disposed of and disposal proceeds are as follows.

	SSP £m	Other £m	2006 £m
Goodwill	798	51	849
Intangible assets	10	-	10
Property, plant and equipment	755	125	880
Investments	5	3	8
Inventories	29	9	38
Trade and other receivables	74	49	123
Cash at bank	94	24	118
Gross assets disposed of	1,765	261	2,026
Trade and other payables	(208)	(51)	(259)
Post-employment benefit obligations	(10)	(4)	(14)
Tax	(6)	(6)	(12)
Minority interest	(1)	(5)	(6)
Other liabilities	-	(5)	(5)
Gross liabilities disposed of	(225)	(71)	(296)
Net assets disposed of	1,540	190	1,730
Liabilities retained	88	21	109
Cumulative exchange translation loss recycled on disposals	2	-	2
Profit/(loss) on disposal	168	(54)	114
Consideration, net of costs	1,798	157	1,955
Consideration deferred to future periods	(37)	(8)	(45)
Cash disposed of	(94)	(24)	(118)
Cash inflow from current year disposals	1,667	125	1,792
Deferred consideration relating to previous disposals	-	15	15
Cash inflow from disposals	1,667	140	1,807

Financial performance of discontinued operations	SSP £m	Other £m	2006 £m	2005 £m
External revenue	1,238	211	1,449	2,321
Operating costs	(1,209)	(217)	(1,426)	(2,163)
Exceptional operating costs (note 2)	-	(47)	(47)	(45)
Profit before tax	29	(53)	(24)	113
Income tax expense (see below)	(7)	1	(6)	(40)
Profit after income tax from discontinued operations	22	(52)	(30)	73
Reported as exceptional (note 2)				
Profit on disposal of net assets of discontinued operations	170	(54)	116	-
Cumulative translation exchange loss	(2)	-	(2)	-
Profit on disposal before tax	168	(54)	114	-
Tax	(99)	5	(94)	-
Total profit after income tax on disposal of net assets of discontinued operations	69	(49)	20	-
Profit / (loss) for the year of discontinued operations	91	(101)	(10)	73

Tax from discontinued operations	SSP £m	Other £m	2006 £m	2005 £m
Income tax expense on discontinued operations:				
Current tax	(9)	1	(8)	(44)
Deferred tax	2	-	2	-
Exceptional tax credit (note 2)	-	-	-	4
	(7)	1	(6)	(40)
Tax on disposal of net assets of discontinued operations:				
Current tax	(117)	11	(106)	-
Deferred tax	18	(6)	12	-
	(99)	5	(94)	-
Tax from discontinued operations	(106)	6	(100)	(40)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

6 Earnings per share	Attributable profit 2006 £m	Attributable profit 2005 £m
Profit for the year attributable to equity holders of the Company	**285**	195
Add back loss/(profit) for the year from discontinued operations	**10**	(73)
Attributable profit for the year from continuing operations	**295**	122
Exceptional items net of tax (note 2)	**(44)**	109
Attributable profit for the year from continuing operations before exceptional items	**251**	231
Hedge ineffectiveness net of tax	**(7)**	4
Attributable underlying profit for the year from continuing operations before exceptional items	**244**	235
	Ordinary shares of 10p each 2006 Millions	Ordinary shares of 10p each 2005 Millions
Average number of shares for basic earnings per share	**2,147**	2,156
Dilutive share options	**3**	2
Average number of shares for diluted earnings per share	**2,150**	2,158
	Earnings per share 2006 pence	Earnings per share 2005 pence
Basic earnings per share		
From continuing and discontinued operations	**13.3**	9.0
From discontinued operations	**0.4**	(3.3)
From continuing operations	**13.7**	5.7
Exceptional items (net of tax)	**(2.0)**	5.0
From continuing operations before exceptional items	**11.7**	10.7
Hedge ineffectiveness	**(0.3)**	0.2
From underlying continuing operations before exceptional items	**11.4**	10.9
Diluted earnings per share		
From continuing and discontinued operations	**13.3**	9.0
From discontinued operations	**0.4**	(3.3)
From continuing operations	**13.7**	5.7
Exceptional items (net of tax)	**(2.0)**	5.0
From continuing operations before exceptional items	**11.7**	10.7
Hedge ineffectiveness	**(0.3)**	0.2
From underlying continuing operations before exceptional items	**11.4**	10.9

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the year. The adjusted underlying earnings per share figures have been calculated to show the underlying trading performance of the Group and are based on earnings excluding the effect of goodwill impairment charges, other exceptional items, hedge ineffectiveness and discontinued activities.

7 Dividends	2006 pence per share	2006 £m	2005 pence per share	2005 £m
Amounts recognised as distributions to equity shareholders during the year:				
Final dividend for the prior year	**6.5**	**140**	6.2	134
Interim dividend for the current year	**3.4**	**73**	3.3	71
	9.9	**213**	9.5	205

A final dividend in respect of 2006 of 6.7 pence per share is to be proposed at the Annual General Meeting on 16 February 2007, giving a total dividend in respect of 2006 of 10.1 pence per share. These financial statements do not include the accrual for this dividend.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

8 Goodwill	£m
Cost	
At 1 October 2005	**4,327**
Currency adjustment	**(66)**
Additions arising from acquisitions	**152**
Reclassified	**(6)**
Disposals	**(849)**
At 30 September 2006	**3,558**
Impairment	
At 1 October 2005	**107**
Impairment loss recognised in the year ended 30 September 2006	**-**
At 30 September 2006	**107**
Net book amounts	
At 30 September 2006	**3,451**
At 30 September 2005	4,220

9 Other intangible assets	Contract related £m	Computer software £m	Total £m
Cost			
At 1 October 2005	**81**	**173**	**254**
Currency adjustment	**(6)**	**(3)**	**(9)**
Additions	**16**	**15**	**31**
Disposals	**(3)**	**-**	**(3)**
Business acquisitions	**(1)**	**-**	**(1)**
Business disposals	**(3)**	**(20)**	**(23)**
Reclassified	**10**	**-**	**10**
At 30 September 2006	**94**	**165**	**259**
Amortisation			
At 1 October 2005	**23**	**63**	**86**
Currency adjustment	**(2)**	**(1)**	**(3)**
Charge for the year	**13**	**25**	**38**
Disposals	**(1)**	**-**	**(1)**
Business disposals	**-**	**(13)**	**(13)**
At 30 September 2006	**33**	**74**	**107**
Net book amounts			
At 30 September 2006	**61**	**91**	**152**
At 30 September 2005	58	110	168

Contract related intangible assets generally arise when it is economically more efficient for a client to purchase assets used in the performance of a contract and the Group funds these purchases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

10 Property, plant and equipment	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost				
At 1 October 2005	973	1,346	768	3,087
Currency adjustment	(19)	(41)	(12)	(72)
Additions	22	193	69	284
Disposals	(19)	(75)	(77)	(171)
Business acquisitions	-	-	4	4
Business disposals	(679)	(328)	(283)	(1,290)
Reclassified	15	(59)	28	(16)
At 30 September 2006	293	1,036	497	1,826
Depreciation				
At 1 October 2005	220	800	410	1,430
Currency adjustment	(8)	(26)	(7)	(41)
Charge for the year	24	152	67	243
Disposals	(9)	(75)	(52)	(136)
Business disposals	(112)	(171)	(127)	(410)
Reclassified	(3)	(7)	(6)	(16)
At 30 September 2006	112	673	285	1,070
Net book amounts				
At 30 September 2006	181	363	212	756
At 30 September 2005	753	546	358	1,657

The net book amount of the Group's property, plant and equipment includes, in respect of assets held under finance leases, land and buildings £5 million (2005: £9 million), plant and machinery £39 million (2005: £37 million) and fixtures and fittings £6 million (2005: £3 million).

11 Trade and other receivables	2006 Current £m	2006 Non-current £m	2005 Current £m	2005 Non-current £m
Trade receivables	1,212	4	1,334	5
Less: provision for the impairment of receivables	(41)	-	(53)	-
Net trade receivables	1,171	4	1,281	5
Amounts owed by associates	-	1	1	2
Other receivables	151	100	128	117
Prepayments and accrued income	102	12	164	16
	1,424	117	1,574	140

Book value of trade receivables approximates to their fair value because of the short-term nature of the receivables. There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated nature of the Group's customer base.

Debtor days at 30 September 2006 were 40 days (2005: 38 days).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

12 Short-term and long-term borrowings	2006 £m	2005 £m
Short-term		
Loan notes	**33**	84
Bank loans	**15**	16
Bank overdrafts	**56**	33
Finance leases	**15**	17
	119	150
Long-term		
Bonds	**1,350**	1,416
Loan notes	**421**	493
Bank loans	**22**	628
Finance leases	**42**	43
	1,835	2,580

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$830 million (£444 million) at interest rates between 5.11% and 7.955%. US$465 million (£249 million) is repayable in 5 to 10 years.

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

Borrowing facilities

The Group had the following undrawn committed facilities available at 30 September 2006, in respect of which all conditions precedent had then been met.

	2006 £m	2005 £m
Expiring between two and five years	**960**	997
	960	997

Subsequent to the year end, the facility available has been reduced to £644 million.

The maturity profile at 30 September 2006 of the carrying amount of the Group's borrowings (excluding finance leases) was as follows:

	2006 £m	2005 £m
Within one year, or on demand	**104**	133
Between one and two years	**7**	58
Between two and three years	**606**	62
Between three and four years	**228**	635
Between four and five years	**72**	755
In more than 5 years	**880**	1,027
	1,897	2,670

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

13 Trade and other payables	2006 Current £m	2006 Non-current £m	2005 Current £m	2005 Non-current £m
Trade payables	777	4	993	3
Amounts owed to associates	-	-	2	1
Social security and other taxes	176	-	213	-
Other payables	210	28	280	35
Deferred consideration on acquisitions	20	3	12	15
Liability on put options held by minority equity partners	9	8	147	17
Accruals and deferred income	798	3	790	-
	1,990	46	2,437	71

The directors consider that the carrying amount of trade payables approximates to their fair value.
Creditor days at 30 September 2006 were 55 days (2005 : 57 days).

14 Provisions	Insurance £m	Provisions in respect of disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2005	59	-	24	59	11	153
Reclassified	67	-	14	(10)	(1)	70
Expenditure in the year	(40)	(1)	(1)	(5)	-	(47)
Charged to profit and loss account	45	109	8	-	-	162
Credited to profit and loss account	-	-	(1)	(5)	-	(6)
Transferred to post-employment benefit obligations	(20)	-	-	-	-	(20)
Currency adjustment	(4)	-	-	(1)	-	(5)
At 30 September 2006	107	108	44	38	10	307

Provisions analysed as follows :

	2006 £m	2005 £m
Non-current	242	143
Current	65	10
	307	153

Insurance relates to the costs of self-funded insurance schemes and is essentially long-term in nature.
Provisions in respect of disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals completed during the year. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received.
Onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under 5 years.
Legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.
Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as other events arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

15 Post-employment benefit obligations

The amounts recognised in the income statement are as follows :

	30 September 2006				30 September 2005			
	UK £m	US £m	Other £m	Total £m	UK £m	US £m	Other £m	Total £m
Current service cost	19	3	16	38	21	3	15	39
Past service credit	-	(2)	-	(2)	-	-	-	-
Curtailment credit	(6)	(6)	-	(12)	-	-	-	-
Charged/(credited) to operating expenses	13	(5)	16	24	21	3	15	39
Amount charged to pension liability	59	9	8	76	54	8	9	71
Expected return on plan assets	(54)	(5)	(6)	(65)	(46)	(4)	(7)	(57)
Charged to finance costs	5	4	2	11	8	4	2	14
Total pension costs/(credits)	18	(1)	18	35	29	7	17	53

The movements in the fair value of pension plan assets recognised in the balance sheet are as follows:

	UK £m	US £m	Other £m	2006 Total £m	UK £m	US £m	Other £m	2005 Total £m
At 1 October	812	71	157	1,040	672	60	140	872
Currency adjustment	-	(4)	(8)	(12)	-	2	2	4
Expected return on plan assets	54	5	6	65	46	4	7	57
Actuarial gain/(loss)	27	-	12	39	74	2	(1)	75
Employee contributions	5	-	4	9	6	-	4	10
Employer contributions	314	5	10	329	45	11	11	67
Asset transfer from Granada scheme	3	-	-	3	-	-	-	-
Benefits paid	(41)	(9)	(6)	(56)	(31)	(8)	(7)	(46)
(Disposals)/acquisitions	-	-	(9)	(9)	-	-	1	1
At 30 September	1,174	68	166	1,408	812	71	157	1,040

The movements in the present value of defined benefit obligations recognised in the balance sheet are as follows:

	UK £m	US £m	Other £m	2006 Total £m	UK £m	US £m	Other £m	2005 Total £m
At 1 October	1,179	166	250	1,595	952	143	222	1,317
Currency adjustment	-	(9)	(9)	(18)	-	4	3	7
Total expense charged in the income statement	72	4	24	100	75	11	24	110
Actuarial loss	55	5	16	76	177	16	39	232
Employee contributions	5	-	4	9	6	-	4	10
Benefits paid	(41)	(9)	(6)	(56)	(30)	(8)	(7)	(45)
Benefits paid by the Group	(1)	-	(6)	(7)	(1)	-	(7)	(8)
Disposals	-	-	(23)	(23)	-	-	(8)	(8)
Transfer(to)/from provisions	-	-	20	20	-	-	(20)	(20)
Reclassified	-	(2)	(4)	(6)	-	-	-	-
At 30 September	1,269	155	266	1,690	1,179	166	250	1,595

The history of experience adjustments is as follows:

	2006 £m	2005 £m
Present value of defined benefit plan liabilities	1,690	1,595
Fair value of plan assets	(1,408)	(1,040)
Net deficit	282	555
Experience adjustments on plan liabilities – (loss)	(14)	(8)
Experience adjustments on plan assets – gain	39	75

In accordance with the transitional provisions for the amendments to IAS 19 'Employee Benefits' issued on 16 December 2004, the disclosures above are determined prospectively from the 2005 reporting period.

The Group made total contributions of £329 million in the year, including special contributions of disposal proceeds to pension plans of £280 million, and expects to make regular ongoing contributions of £45 million in 2007.
The expected return on plan assets is based on market expectations at the beginning of the period. The actual return on assets was £104 million (2005: £132 million).
The cumulative actuarial loss recognised in the statement of recognised income and expense was £194 million (2005: £157 million). An actuarial loss of £37 million (2005: £157 million) was recognised during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

16 Reconciliation of movements in equity

	Attributable to equity shareholders of the Company							
	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
At 1 October 2005	216	94	9	(1)	4,137	(2,204)	27	2,278
Total recognised income and expense	-	-	-	-	(12)	260	6	254
Issue of shares	-	2	-	-	-	-	-	2
Fair value of share-based payments	-	-	-	-	25	-	-	25
Share buy back	(6)	-	6	-	-	(149)	-	(149)
Transfer on exercise of put options	-	-	-	-	138	3	(10)	131
Other changes	-	-	-	1	-	-	(6)	(5)
	210	96	15	-	4,288	(2,090)	17	2,536
Dividends paid to Compass shareholders	-	-	-	-	-	(213)	-	(213)
Dividends paid to minority interest	-	-	-	-	-	-	(11)	(11)
At 30 September 2006	210	96	15	-	4,288	(2,303)	6	2,312

The analysis of other reserves is shown below.

Other reserves	Share-based payment reserve £m	Merger reserve £m	Translation reserve £m	Hedging reserve £m	Equity adjustment for put options £m	Total other reserves £m
At 1 October 2005	105	4,170	16	1	(155)	4,137
Total recognised income and expense	-	-	(11)	(1)	-	(12)
Fair value of share-based payments	25	-	-	-	-	25
Transfer on exercise of put options	-	-	-	-	138	138
At 30 September 2006	130	4,170	5	-	(17)	4,288

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for put options arose on the accounting for the options held by the Group's minority partners requiring the Group to purchase those minority interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September 2006

17 Business combinations

Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Dates	Consideration and costs £m	Net assets acquired £m	Adjustment on acquisition £m	Fair value of assets acquired £m	Goodwill £m
Onama minority interest purchase (5%)	December 2005	8	-	-	-	8
Levy minority interest purchase (51%)	April 2006	134	9	-	9	125
Others		18	5	-	5	13
Total acquisitions in the year		160	14	-	14	146
Adjustments to prior periods:						
Deferred consideration payable		5	-	-	-	5
Adjustments to net assets acquired		-	(1)	-	(1)	(1)
		5	(1)	-	(1)	6
		165	13	-	13	152

	Net assets acquired and fair value to the Group £m
Intangible assets	(1)
Property, plant and equipment	4
Current assets	10
Current liabilities	(9)
Non-current liabilities	-
Minority interests	9
	13

Adjustments made to the fair value of assets of businesses acquired in 2006 are provisional and will be finalised within twelve months of the acquisition date.

From the dates of acquisition to 30 September 2006 these acquisitions contributed £10 million to revenue and £1 million to operating profit. If the acquisitions had occurred at the start of the reporting period, Group revenue from continuing operations would have been £10,825 million and Group operating profit from continuing operations would have been £507 million.
There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

	2006 £m	2005 £m
Cash consideration and costs payable	160	105
Deferred consideration payable	5	4
	165	109
Cash consideration and costs paid	160	105
Cash acquired	(1)	(2)
	159	103
Deferred consideration and costs relating to previous acquisitions	8	21
Cash outflow on current and past acquisitions	167	124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

18 Reconciliation of operating profit to cash generated by operations	2006 £m	2005 £m
Operating profit from continuing operations	506	388
Adjustments for:		
Exceptional items	-	108
Depreciation of property, plant and equipment	193	203
Amortisation of intangible fixed assets	38	21
Loss/(gain) on disposal of property, plant and equipment	5	(7)
Decrease in provisions	(39)	(57)
Share-based payments	21	42
	724	698
Increase in inventories	(3)	(7)
Increase in receivables	(19)	(109)
Increase in payables	52	117
Cash generated by operations	754	699

19 Analysis of net debt	1 Oct 2005 £m	Cash flow £m	Exchange movements £m	Acquisitions and disposals (excluding cash and overdrafts) £m	Other non-cash changes £m	30 Sep 2006 £m
Cash and cash equivalents	281	574	(7)	-	-	848
Bank overdrafts	(33)	(27)	3	1	-	(56)
Bank and other borrowings	(2,637)	674	71	(1)	52	(1,841)
	(2,670)	647	74	-	52	(1,897)
Finance leases	(60)	15	2	1	(15)	(57)
Derivative financial instruments	24	-	-	-	(13)	11
Gross debt	(2,706)	662	76	1	24	(1,943)
Net debt	(2,425)	1,236	69	1	24	(1,095)

The table above is presented as additional information to show movement in net debt, defined as derivative financial instruments, overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

20 Contingent liabilities

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ("ESS") (a member of the Group), IHC Services Inc. ("IHC") and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On
1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

IHC's relationship with the UN and ESS is part of a wider and on-going investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by or received further requests for information from the United States Attorney's Office for the Southern District of New York or the UN in connection with these matters since January 2006.

No provision has been made in the financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided guarantees to certain minority shareholders and joint venture partners over the level of profits which will accrue to them in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 September 2006

21 Post balance sheet event

On 29 November 2006, the Group announced its intention to dispose of its Selecta vending businesses operating in 21 countries in Continental Europe and in the UK.

These businesses generated revenue of £476 million, earnings before interest and tax (EBIT) of £45 million and earnings before interest, tax and depreciation (EBITDA) of £87 million in 2006.

22 IFRS transitional adjustments

The previously published financial statements under UK GAAP were restated on an IFRS basis in the document 'Adoption of International Financial Reporting Standards 'IFRS': preliminary restatement of 2005 financial information' published on 1 March 2006. This is available in the Investor Relations section of the Compass Group website (www.compass-group.com) and includes presentational changes and detailed adjustments by line item.

A reconciliation of equity at 1 October 2004 and 30 September 2005 and of profit for the financial year to 30 September 2005 is provided below with an explanation of the transitional adjustments.

Equity reconciliation	30 September 2005 £m	1 October 2004 £m
Total equity under UK GAAP	2,284	2,482
Minority interest as part of equity	73	54
	2,357	2,536
Transitional adjustments :		
IFRS 3 Business combinations - treatment of goodwill	260	-
IAS 10 Post balance sheet events - dividend on paid basis	140	134
IAS 31 Interests in joint ventures	(45)	(39)
IAS 19 Employee benefits - defined benefit pensions	(283)	(161)
IAS 19 Employee benefits - other	(4)	(5)
IAS 32 Financial instruments : presentation - put options	(163)	(215)
IAS 39 Financial instruments : recognition and measurement	(10)	(16)
IFRS 2 Share-based payments	16	16
IAS 12 Income taxes	11	20
Other	(1)	(1)
Total equity under IFRS	2,278	2,269

Retained profit reconciliation	30 September 2005 £m
Profit for the year under UK GAAP	37
Transitional adjustments :	
IFRS 3 Business combinations - amortisation of goodwill	269
IAS 36 Impairment of assets	(12)
IAS 31 Interests in joint ventures	(23)
IAS 19 Employee benefits - defined benefit pensions	1
IAS 19 Employee benefits - other	1
IAS 32 Financial instruments : presentation - put options	(6)
IAS 39 Financial instruments : recognition and measurement	(4)
IFRS 2 Share-based payments	(46)
IAS 12 Income taxes	(8)
Profit for the year under IFRS	209

There is no significant change to the cash flow statement as reported under UK GAAP.

Explanation of significant differences between UK GAAP and IFRS which affect the Group

IFRS 3 Business combinations and IAS 36 Impairment of assets
Under IFRS 3, goodwill is considered to have an indefinite life and hence is not subject to amortisation. Instead, it is reviewed for impairment annually. The goodwill amortisation charge under UK GAAP in 2005 of £269 million is therefore reversed but the impairment charge recognised is increased by £12 million to take account of the higher amount of the related goodwill under IFRS.

IAS 10 Post balance sheet events
Dividends declared after the balance sheet date are not recognised as a liability because there is no present obligation at the balance sheet date. Accordingly, no accrual is made in the September 2005 balance sheet for the proposed final dividend of £140 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 September 2006

22 IFRS transitional adjustments (continued)

IAS 31 Interests in joint ventures
The Group has interests in a number of companies where it shares control with partners. Under UK GAAP, the Group consolidated 100% of the turnover, results, assets and liabilities where the Group actually exercised dominant influence, with the partner's share being shown as minority interest. Under IFRS, the concept of 'actual exercise of dominant influence' is not relevant and the Group is required to follow the legal form of the agreements more closely and in certain instances consolidates only its share of turnover, results, assets and liabilities. Although this changes the presentation of the income statement, there is no effect on profit for the financial period attributable to equity shareholders in the Group.

IAS 19 Employee benefits
Under IFRS, the full pension surplus or deficit in respect of defined benefit schemes is recognised on the balance sheet. This is calculated as the difference between the market value of the pension fund assets set against the value of future pension liabilities. This recognition results in the recognition of a liability of £445 million at 1 October 2004 representing an incremental liability of £192 million compared with that recorded previously. At 30 September 2005, this liability had increased to £555 million, primarily due to changes in actuarial assumptions representing an incremental liability of £302 million. The impact on total equity is after the offset of adjustments to prepayments and related deferred tax.

The Group is required to calculate the pension cost for defined benefit pension schemes and other post employment benefits using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. The Group applies the option within the amendment to IAS 19 that permits immediate recognition of all actuarial gains and losses in the period in which they occur in the statement of recognised income and expense. The current and past service pension costs are shown as a charge to operating profit. The unwinding of the discount on pension liabilities each year and the expected return on pension assets are presented as finance costs. The application of IAS 19 increases operating profit by £15 million and increases net finance charges by £14 million resulting in a reduction in the underlying charge of £1 million.

The Group had accrued additional liabilities of £5 million for holiday pay and similar entitlements as at 30 September 2005.

IAS 32 Financial instruments : presentation
The Group has entered into arrangements with minority shareholders to potentially acquire their interests at some point in the future. These arrangements include both call options that enable the Group to acquire interests and put options that enable minority shareholders to require the Group to buy out their interests. Under IAS 32 the present value of put options is recorded as a financial liability, and is reflected as a deduction from equity. The discounted value of liabilities in respect of put options was £215 million at 1 October 2004. As at 30 September 2005, this had fallen to £163 million as a result of certain options having being exercised. The majority of the remaining liability for put options was extinguished during the year to 30 September 2006 on completion of the acquisition of the remaining interest in Levy Restaurants in the United States.

IAS 39 Financial instruments : recognition and measurement
The Group uses currency denominated borrowings and derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not acquire or hold derivatives for trading purposes. Under IAS 39, derivatives are recognised initially at cost and are subsequently required to be measured at fair value. The fair value is determined by reference to market values for similar financial instruments, or by discounted cash flows. Where derivatives do not qualify for hedge accounting, any gains or losses on measurement are immediately recognised in the income statement. Where hedge accounting is permitted to be employed, recognition of any resulting gain or loss depends on the nature of the hedge relationship and the item being hedged. Under UK GAAP, derivatives were not held at fair value so there were no movements in value to account for.

IFRS 2 Share-based payments
IFRS 2 'Share-based payments' requires the Group to record a charge for all share-based payments equivalent to the fair value of the award as at the date of grant. An expense is recognised to spread the fair value of each award over its vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The Group has applied IFRS 2 to all unvested share awards as at the transition date. Under UK GAAP, the Group recorded a charge for employee share incentive awards based on the intrinsic value of the award, being the difference, if any, between the option price of the conditional award and the share price on the date of grant. The Group also utilised the exemption available within UITF Abstract 17 from reporting a charge to profits for UK Inland Revenue approved SAYE schemes and equivalent overseas schemes. As the Group's share options have an option price equal to the market price on the date of grant no charge was required to be recorded under UK GAAP. The application of IFRS 2 has resulted in an incremental charge to profits in 2005 of £46 million.

IAS 12 Income taxes
Under IAS 12 'Income Taxes', certain temporary differences that previously were not recognised under UK GAAP will be recognised. In addition, IAS 12 does not allow discounting of deferred tax balances, previously adopted by the Group under UK GAAP. This results in a higher tax charge under IFRS. Generally, the Group's effective tax rate under IFRS is expected to be somewhat more volatile than under UK GAAP.

I NEWS RELEASES

1. Compass Group PLC – Scolarest, the School Catering Division of Compass Group PLC, at the Forefront of UK National Drive to Improve School Food, having been Awarded £4.8 million contract by Reading Council (June 8, 2006).

2. Compass Group PLC - Completion of Sale of Travel Concession Catering Operations (June 15, 2006).

3. Compass Group PLC – Scolarest, in £12.5 million Catering Deal with West Sussex County Council (August 11, 2006).

4. Compass Group PLC – ESS, a Compass Group Subsidiary, wins Support Services Contract with 4th Division of British Army (August 30, 2006).

5. Compass Group PLC – Scolarest welcomes the Announcement by UK Secretary of State for Education of a Multi-Million Pound Package of Measures to Support On-going Changes in School Food (September 4, 2006).

6. Compass Group PLC – Levy Restaurants and the United States Tennis Association announce a Ten Year Agreement for Levy to provide Foodservice at the US Open Tennis Tournament (September 18, 2006).

7. Compass Group PLC – Trading Update (September 27, 2006).

8. Compass Group PLC – Announces Settlement of ESS/ES-KO and Supreme (UN) Litigation (October 16, 2006).

9. Compass Group PLC – Appointment of Sir Ian Robinson and Gary Green as directors of the Company, effective December 1, 2006 and January 1, 2007 respectively. Resignation of Val Gooding as a director of the Company, effective December 31, 2006 (November 29, 2006).

10. Compass Group PLC – Preliminary Results for the Year Ended September 30, 2006 (November 29, 2006).

COMPASS
GROUP

8th June 2006

Healthy eating takes a leap forward

- Scolarest is at the forefront of the national drive to improve school food
- Scolarest's contract win allows Reading Council to become one of the first councils in England to meet the guidelines on improving the nutritional value of school meals two years ahead of the 2008 deadline*
- Scolarest, the school catering division of Compass Group plc, was awarded the contract from a list of 14 bidders
- The contract is worth £4.8m as Scolarest will cater for 43 primary schools and one secondary school in Reading over the next four years

Healthy eating in our schools will take a giant leap forward in September when ground-breaking new menus are introduced in a new school meals contract, won by Scolarest, the school catering division of Compass Group plc.

The new contract puts healthy eating first. The nutritional value of the food being offered was a crucial factor in evaluating the bids. Scolarest was selected because of its proven track record in delivering nutritionally balanced, innovative menus in schools and its commitment to partnership with local authorities.

The menus offered under the new contract will also meet the nutritional standards announced by Education Secretary, Alan Johnson, on 19th May.

The innovative and healthier menus were decided after close consultation with all the stakeholders including local schools, headteachers and two nutrition experts from Reading Primary Care Trust.

Jon Hartley, Lead Councillor for Education, said: "The new school menus are a step change in the quality of food available to children in Reading schools. I'm thrilled that children in Reading will enjoy high quality food two years ahead of the national schedule. This new contract will give parents reassurance that school meals in Reading will make it easier for children to learn and to enjoy themselves.

"We are very pleased to have awarded the new contract to Scolarest and we are looking forward to working with them. Throughout the bidding process, their commitment to healthy food impressed council experts and schools alike."

Scolarest managing director, Tony Sanders, said: "We are delighted to be working with the Council, leading the way in raising the standard of school food and enabling them to meet the standards two years ahead of schedule. Our new menus will offer children in local schools a greater choice of home-cooked foods along with more fresh fruit, vegetables and salads.

"Scolarest will also be helping pupils to acquire basic cooking skills and encouraging their interest in eating well through our *Putting Fun Back into Food* campaign which includes cookery workshops for schools and food tasting sessions."

Ends

Notes to editors:

*1. For more about the Government's latest guidance to schools on school meals, visit www.dfes.gov.uk/pns/DisplayPN.cgi?pn_id=2006_0074

*2. Scolarest is the specialist education operating company of Compass Group providing a range of catering services to nearly 2,000 state schools, colleges and universities.

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at schools and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12.7 billion and employs 400,000 people in over 90 countries. In the UK and Ireland, Compass Group has annual revenues of £2.8 billion, employing over 90,000 people.

Scolarest's Putting The Fun Back into Food campaign aims to get students excited and interested in healthy eating through events such as On Your Marks, cooking classes for parents and children and cookery demonstrations in schools.

COMPASS
GROUP

15 June 2006

Compass Group PLC completes sale of travel concession catering operations

Compass Group PLC ("Compass") announces that it has today completed the sale of its travel concessions operations, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The agreement to sell SSP was announced on 9 April 2006. The transaction has been structured as a combined sale of the UK motorway services business ("Moto") to a consortium led by Macquarie Bank and the remainder of the SSP business to the EQT IV fund.

Enquiries:

Compass Group PLC	**+44 (0) 1932 573000**
Investors/Analysts	Andrew Martin/ Jason Leek
Media	Chris King

Website:
www.compass-group.com

Notes to Editors:
Compass Group is the world's largest foodservice company with annual revenue of c. £11 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world.

SSP is one of the market leaders in travel concession catering. It has market leading positions in many of the 26 countries in which it operates and provides catering for roadside, railway and airport concessions, principally in the UK, Continental Europe and the US. SSP operates catering and retail concessions at over 600 sites and manages over 2,000 catering and retail units worldwide. After the sale, Compass will retain a small part of the travel concession catering business, mainly in Japan and Portugal where the operations are very closely integrated with the rest of the Compass business.

COMPASS
GROUP

11th August 2006

Full steam ahead for Scolarest with £12.5M West Sussex deal

Nutritious, tasty hot meals are coming to primary schools in West Sussex, thanks to school catering specialist Scolarest.

The leading school meals provider, which is part of Compass Group PLC, is set to introduce its unique steam-based school meals system, Esteam, into local schools.

Esteam will be launched as part of a new contract awarded to Scolarest by West Sussex County Council to provide meals for 238 primary schools. Worth £12.5 million in total turnover over five years, the new contract will see Scolarest provide 4.1 million meals annually.

The Esteam system will enable schools in West Sussex – where currently there is no hot meals service – to provide cooked lunches. It has been designed specifically for schools with limited space or with minimal catering facilities.

Through Esteam, meals are prepared off-site using fresh food then brought to the school and steam-cooked using microwave energy. Pressure steaming ensures that the nutrients, colour, flavour and texture of the food are retained. Schools introducing the system will be equipped with specialist refrigeration units and ovens to prepare the meals.

The Esteam three-weekly menu cycle features main meals ranging from poached salmon and pasta carbonara to chicken korma and beef casserole plus a wide selection of fresh vegetables and salad and a choice of desserts. Menus comply fully with the Government's new school meal standards set to be introduced this September.

In West Sussex, Esteam will be phased into primary schools over a three-year period from January 2007. Scolarest will continue to provide the existing packed lunch service in West Sussex primary schools while the hot meals service is introduced.

Scolarest together with West Sussex County Council, will hold Esteam roadshows giving pupils, parents, teachers and governors the opportunity to sample the new hot meals from September 2006.

"Esteam enables schools to provide hot, nutritious, high-quality meals without having to build new kitchen facilities," says Scolarest managing director Tony Sanders. "We will be working closely with West Sussex County Council, schools, parents, governors and pupils to introduce the system in local primary schools."

Esteam has been successfully piloted by Scolarest at schools in the London boroughs of Richmond upon Thames and Islington and in Dorset.

COMPASS
GROUP

30 August 2006

ESS wins support services contract with 4th Division of British Army

ESS in the UK has been awarded a major contract to provide support services to the 4th Division of the British Army in Oxfordshire and Berkshire.

Under the terms of the six-and-a-half-year Ministry of Defence super Multi-Activity Contract (MAC), worth £74 million in total turnover, ESS will provide catering, retail and leisure services as well as other support services – including window cleaning, laundry and dry cleaning, accommodation cleaning, waste management and tailoring – to 8,000 military and civilian personnel.

The contract covers seven Army sites in Oxfordshire and Berkshire: Abingdon Station; HQ Bicester Garrison; 23 Pioneer Regiment, Bicester; the Defence Logistics Organisation depot at Caversfield, Bicester; 42 Engineer Regiment (Geographic) at Hermitage, Thatcham; the Defence School of Languages, Beaconsfield; and Vauxhall Barracks support unit at Didcot. ESS will provide catering and hospitality services for 14 military messes, as well as operating four shops, four social clubs and two civilian staff restaurants.

ESS was awarded the contract through a competitive tendering process, and was chosen from six companies bidding for the contract. This is the second defence super Multi-Activity Contract awarded to ESS and follows on from the company's success in operating a super MAC to provide support services to the 2nd Division of the British Army in Scotland.

ESS managing director Tony Byrne says: "ESS has an impressive track record in delivering modern support services for today's armed forces. We are delighted to be working with 4th Division to ensure that servicemen and women and their families have access to great value, high quality food, retail and leisure facilities and services."

Scolarest

4th September 2006

SCOLAREST: SETTING THE STANDARD FOR SCHOOL FOOD

Compass Group PLC's specialist education subsidiary, Scolarest, today welcomed the announcement by Secretary of State for Education, Alan Johnson, of a multi-million pound package of measures to support the on-going revolution in school food.

Ian El-Mokadem, Chief Executive of Compass Group UK & Ireland said:

"Today's announcement is very good news. The Government is to be congratulated on the long-term commitment it is making to school food as it will enable providers like ourselves to continue the improvements we have made over the last two years.

"From this week not only will every school meal we serve meet the Government's food-based standards that come into effect this week but 60% of our contracts will meet the 2008 nutrient standards and exceed the guidelines on fresh fruit, vegetables and meat and portion size.

"I am proud of the steps we have taken in partnership with our clients to improve the quality of school food but this is a long process and we plan to further develop our offer."

Since 2004 Scolarest has been taking action to provide England's school children with healthier meal choices:

- September 2004 - trialed new 'Select' menus featuring more fresh fruit, salads, vegetables and 'home-cooked' main meals
- January 2005 – Introduced new training package for school cooks including NCFE *Intermediate Certificate in Nutrition and Health*
- April 2005 – removed processed foods
- September 2005 – 320 out of 1200 primary schools moved to 'Select' menu
- September 2005 – trialed 'Esteam' a steam-based cooking technology designed for schools with no hot meals service or kitchen
- January 2006 – launched 'Putting the Fun into Food' programme to raise the profile of healthy eating in primary and secondary schools including 'On Your Marks, Get Set, Cook!' where two teams of students compete against the clock to produce the healthiest meal from mystery ingredients, 'Let's Eat' cookery courses and fun and food workshops
- June – August 2006 – new contracts with over 500 schools in Reading, Kent, Sheffield and West Sussex

Scolarest's approach of innovative product development and staff training allied to working in partnership with pupils, schools and local authorities is leading to increased and sustained uptake of meals by pupils. For example, in the London Borough of Lewisham the uptake has increased by nearly 6% and at Sacred Heart School in Islington the number of children taking a school lunch has risen by 60% since the introduction of Esteam.

In one of the most exciting developments 238 primary schools in West Sussex, who currently don't have a hot meals service, will be introducing Esteam where meals are prepared off-site using fresh food then brought to the school and steam-cooked using microwave energy. Pressure steaming ensures that the nutrients, colour, flavour and texture of the food are retained. Main meals range from poached salmon and pasta carbonara to chicken korma and beef casserole plus a wide selection of fresh vegetables and salad and a choice of desserts.

Ian El-Mokadem said:

"Our approach to working in partnership with Local Authorities and schools has seen contract renewals in Westminster and new contract wins in Reading, Kent, Sheffield and West Sussex. This is encouraging and shows we are moving in the right direction.

"In the coming year we will continue to invest in training our people to prepare and cook more food from scratch and with the Soil Association we are actively looking at how we can further increase the amount of locally sourced and organic produce we use."

Judy Hargadon, Chief Executive of the School Food Trust commented:

"This is an important time for all 23,000 schools in England and I am delighted that companies like Scolarest have responded so well to the challenge of transforming school food."

- **Ends –**

Enquiries:

Scolarest
Sara Matchett +44 (0) 1895 554359

Compass Group PLC
Paul Kelly +44 (0) 1932 573110

School Food Trust
Christopher Wainwright +44 (0) 207 099 5239

Notes to Editors:

- Scolarest works with 1300 primary and 400 secondary schools.
- During the summer we provided craft training to over 1,200 Scolarest employees, incorporating information on nutrition, hygiene, presentation, knife skills, menus and the new government standards.

Levy Restaurants

18 September 2006

Levy Restaurants and US Open partner for 10 Years

Levy Restaurants and the United States Tennis Association (USTA) have announced that they have entered into a long-term agreement for Levy to provide foodservice at the esteemed two-week US Open tennis tournament held annually at Flushing Meadows-Corona Park in New York, including all five restaurants, 59 concessions and 100 suites that feed the event's 650,000 attendees.

The announcement follows Levy's successful debut at this year's just-completed tournament and marks the latest expansion of Levy's sports and entertainment business. Levy has brought its award-winning restaurant background to the food experience at venues from major league stadiums and multiple Super Bowls, to major league ballparks, All-Star games and World-Series championship games, NASCAR racetracks, and high profile special events such as the Grammy Awards.

"Being part of this amazing event is an incredible thrill for all of us," said Andy Lansing, President and Chief Executive Officer of Levy Restaurants. "The USTA is a perfect partner that values our detailed approach to deliver creative menus and distinct guest services, from restaurants and suites to concessions."

"The US Open is the best-attended annual sporting event in the world, and it is imperative that the food experience offers the same level of quality as the tennis," said Danny Zausner, Managing Director of the USTA. "We are excited to continue working with Levy, and we are confident that this partnership will ensure we can provide fans with the best of the best in both food offerings and service."

According to Zausner, the two companies will begin immediately to draw on Levy's extensive sports and entertainment experience and versatility as they develop new facilities and concepts for the tournament to ensure the US Open remains one of the top food and dining experiences in the world of sports and entertainment.

Lansing noted, "We have a team that specializes in precisely this type of opportunity, and our culinarians, operators, creative strategists and designers are ready to bring their restaurant heritage and event expertise to the table. We look forward to collaborating with the USTA to bring exceptional event-complementing food experiences to the US Open."

About Levy Restaurants

Chicago-based Levy Restaurants, a member of the Compass Group, is recognized as one of the most critically acclaimed restaurant companies and is the leader in premium sports and entertainment dining concessions where it has doubled its market share in the general concessions segment since 2003. Levy's portfolio includes award-winning restaurants such as Spiaggia, Bistro 110 and Fulton's on the River in Chicago, Fulton's Crab House, Portobello Yacht Club and Wolfgang Puck's at Walt Disney World Resort, and renowned sports venues and events such as Wrigley Field in Chicago, Lambeau Field in Green Bay, STAPLES Center in Los Angeles, and AmericanAirlines Arena in Miami. For further details on Levy Restaurants, visit www.levyrestaurants.com.

COMPASS
GROUP

27 September 2006

Compass Group PLC: Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 29 November 2006 of its full year results to 30 September 2006.

Trading

The Group has continued to trade in line with expectations for the year to 30 September 2006 and our target of £50 million of overhead savings has been achieved. As we strengthen our financial and operational disciplines and address lower margin contracts, we continue to expect to see a lower level of overall revenue growth in the near term.

Trading in the North American business remains strong across all sectors, particularly within Business & Industry, Sports & Leisure, Healthcare and Education. Levels of client retention have been high and the Group expects high single digit underlying revenue growth for the second half of 2006, with second half operating margins in line with last year.

In the UK, the business is showing positive signs of stabilising and the Group remains confident it will deliver a similar level of revenue and overall profitability to the prior year, as indicated in our interim results announcement. Progress has been made in the Education sector where the Group has been heavily involved in the drive to deliver meals to the Government's new nutritional standards.

Overall, Continental Europe has performed in line with our previous guidance. Second half revenues are expected to be in line with the prior year and the Group still anticipates a similar level of overall profitability and margin to 2005. We are continuing to see good trading in Spain, Eastern Europe, Scandinavia and Germany, whilst trading conditions remain difficult in Italy.

In the Rest of the World businesses, the Group has successfully concluded the exit from its Middle East military operations. The ongoing businesses continue to perform well, particularly in Australia and Latin America, with full year profitability expected to be slightly ahead of last year.

Compass share buyback progress

Following the completion of the sale of its Travel Concessions business, Select Service Partner (SSP) in June 2006, the Group has commenced the announced £500 million share buyback programme. As at 26 September 2006, 54.5 million shares have been repurchased at a cost of £139.6 million. Compass Group announces today that it has entered into an irrevocable and non-discretionary arrangement with Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing on 2 October 2006

and ending on 24 November 2006. This arrangement is in accordance with chapter 12 of the Listing Rules and the Company's general authority to repurchase shares.

ENDS

Enquiries:
Andrew Martin
Compass Group PLC 01932 573000

Website
www.compass-group.com

COMPASS GROUP

16 October 2006

Announcement in relation to ESS/ES-KO and Supreme (UN) litigation

In March 2006, two competing food companies, ES-KO International Inc. and Supreme Foodservice AG, brought US law suits totalling some £600,000,000 against ESS, Compass and various ESS staff, based on allegations relating to ESS's contracts with the United Nations.

The Compass senior management team has been determined to reach an outcome that would avoid the uncertainties and costs associated with the litigation. It has therefore taken the necessary steps for a successful voluntary mediation to resolve this civil litigation.

Compass has agreed to a final settlement of all claims against all Compass related parties. The terms of the settlement are confidential but the total legal, professional and related costs associated with investigation, litigation and settlement are below £40,000,000. No legal liability has been admitted.

Richard Cousins, CEO, said: "Whilst any claims would have been resolutely defended, we believe it is in the best interests of the business and shareholders, and good management, to avoid the uncertainties and costs associated with prolonged litigation. My focus is on the future and this settlement is a major step in putting the matter behind us. Moreover, I am determined to ensure that our reputation for the ethical treatment of clients, suppliers and competitors, over and above any issues of legal liability, is underlined. I am now seeing through a programme of systems and control changes to ensure that all lessons are learned from this experience.

- Ends -

Notes to Editors

1 The case would have gone to trial in late 2007 after extensive litigation involving several different jurisdictions, many witnesses and considerable expert evidence. It is likely that there would have been various attacks on the privileges and immunities of the United Nations.

2. Compass is continuing to offer full cooperation to the authorities that have been considering these matters, including the UN.

COMPASS GROUP

COMPASS GROUP PLC

BOARD CHANGES

Sir Roy Gardner, Chairman, today announced a number of changes to the Board of Compass Group PLC.

Sir Ian Robinson, Chairman of Ladbrokes plc (formerly Hilton Group PLC) and a non-executive director of Scottish & Newcastle plc and Siemens Holdings plc will join the Board as a non-executive director on 1st December 2006. Gary Green who runs Compass Group's operations in North America will join the Board as an executive director on 1st January 2007.

After seven years as a non-executive director Val Gooding will step down from the Board on 31st December 2006.

Commenting on the changes Sir Roy Gardner, Chairman said:

"Since becoming Chairman I have been looking at the skills required to meet the future needs of the business. The appointment in June of Richard Cousins as Group Chief Executive and today's announcement are part of a process of reinvigorating the Compass Group Board.

"Sir Ian Robinson's experience in the hospitality and service industries and international business will be invaluable to the Group.

"Gary Green has been with the Group for over 20 years and has a strong track record of achievement, particularly in leading the successful development of our business in North America.

"I would like to place on record the Board's appreciation of Val Gooding's enormous commitment and dedication to the Group."

- Ends –

Note to Editors:

Sir Ian Robinson
Non Executive Director, Age 64
Appointed to the Board with effect from December 2006. He is Chairman of Ladbrokes plc (formerly Hilton Group PLC), a non-executive director of Scottish & Newcastle plc and Siemens Holdings plc. He is a former Chairman of Amey plc, Chief Executive of Scottish Power plc and non-executive director of ASDA plc and RMC plc. Sir Ian is a Fellow of the Royal Academy of Engineers, a Fellow of the Institution of Chemical Engineers, a member of the Takeover Panel and received his Knighthood in 2000 for services to the electricity industry.

Gary Green
Group Managing Director – USA Canada and Latin America, Age 49
Appointed to the Board with effect from January 2007. Joined the Group in 1986 in a senior finance role in the UK Division and became a UK divisional director in 1992. Relocated to the USA in 1994 as Chief Finance Officer of the Group's North American Division and in 1999 became Chief Executive Officer. Appointed Chief Executive Officer of the Americas in January 2005.

Val Gooding CBE
Non Executive Director, Age 56
Appointed to the Board in January 2000. She is Chief Executive of BUPA, a non-executive director of Standard Chartered PLC and a former non-executive director of BAA plc and Cable and Wireless Communications plc. She is a member of the Council of the University of Warwick and co-chair of the Advisory Board of the Warwick Business School. She is a trustee of the British Museum, the President of International Federation of Health Plans and a non-executive director of the Lawn Tennis Association. Val is a member of the Nomination and Remuneration Committees and was awarded a CBE in 2002 for services to business.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (June 14, 2006).

2. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (June 15, 2006).

3. Notification from Compass Group PLC - Completion of the sale of the Company's travel concession catering operations (Select Service Partner) (June 15, 2006).

4. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 19, 2006).

5. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 20, 2006).

6. Notification from Compass Group PLC relating to the purchase of 150,000 of its own shares for cancellation (June 22, 2006).

7. Notification from Compass Group PLC relating to the purchase of 850,000 of its own shares for cancellation (June 23, 2006).

8. Notification from Compass Group PLC relating to major interests in its shares held by Legal & General Group plc (June 26, 2006).

9. Notification from Compass Group PLC relating to the purchase of 650,000 of its own shares for cancellation (June 26, 2006).

10. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 27, 2006).

11. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 28, 2006).

12. Notification from Compass Group PLC relating to the purchase of 100,000 of its own shares for cancellation (June 29, 2006).

13. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (June 30, 2006).

14. Notification from Compass Group PLC relating to the purchase of 64,000 of its own shares for cancellation (July 3, 2006).

15. Notification from Compass Group PLC relating to the purchase of 615,000 of its own shares for cancellation (July 4, 2006).

16. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 5, 2006).

17. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (July 5, 2006).

18. Notification from Compass Group PLC relating to major interests in its shares held by Aviva PLC (July 6, 2006).

19. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (July 6, 2006).

20. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 7, 2006).

21. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 10, 2006).

22. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 10, 2006).

23. Notification from Compass Group PLC relating to the purchase of 1,035,000 of its own shares for cancellation (July 11, 2006).

24. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (July 12, 2006).

25. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 13, 2006).

26. Notification from Compass Group PLC relating to the purchase of 1,300,000 of its own shares for cancellation (July 14, 2006).

27. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (July 17, 2006).

28. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 17, 2006).

29. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 18, 2006).

30. Notification from Compass Group PLC relating to the purchase of 770,000 of its own shares for cancellation (July 19, 2006).

31. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 20, 2006).

32. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 20, 2006).

33. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 21, 2006).

34. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (July 24, 2006).

35. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 24, 2006).

36. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 25, 2006).

37. Notification from Compass Group PLC relating to the purchase of 615,000 of its own shares for cancellation (July 26, 2006).

38. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (July 27, 2006).

39. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (July 31, 2006).

40. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (July 31, 2006).

41. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (August 1, 2006).

42. Notification from Compass Group PLC relating to the purchase of 770,000 of its own shares for cancellation (August 2, 2006).

43. Notification from Compass Group PLC relating to the purchase of 880,000 of its own shares for cancellation (August 3, 2006).

44. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 4, 2006).

45. Notification from Compass Group PLC relating to the purchase of 836,000 of its own shares for cancellation (August 7, 2006).

46. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 8, 2006).

47. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 9, 2006).

48. Notification from Compass Group PLC relating to the purchase of 875,000 of its own shares for cancellation (August 10, 2006).

49. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 11, 2006).

50. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 14, 2006).

51. Notification from Compass Group PLC relating to the purchase of 50,000 of its own shares for cancellation (August 15, 2006).

52. Notification from Compass Group PLC relating to the purchase of 350,000 of its own shares for cancellation (August 16, 2006).

53. Notification from Compass Group PLC relating to the purchase of 330,000 of its own shares for cancellation (August 17, 2006).

54. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 18, 2006).

55. Notification from Compass Group PLC relating to the purchase of 370,000 of its own shares for cancellation (August 21, 2006).

56. Notification from Compass Group PLC relating to major interests in its shares held by Harris Associates L.P. (August 22, 2006).

57. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (August 22, 2006).

58. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 23, 2006).

59. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 24, 2006).

60. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 25, 2006).

61. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 29, 2006).

62. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 30, 2006).

63. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (August 31, 2006).

64. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (September 1, 2006).

65. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (September 4, 2006).

66. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 5, 2006).

67. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 6, 2006).

68. Notification from Compass Group PLC relating to the purchase of 1,056,000 of its own shares for cancellation (September 7, 2006).

69. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 8, 2006).

70. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (September 11, 2006).

71. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (September 12, 2006).

72. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 13, 2006).

73. Notification from Compass Group PLC relating to the purchase of 850,000 of its own shares for cancellation (September 14, 2006).

74. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 15, 2006).

75. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (September 18, 2006).

76. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (September 19, 2006).

77. Notification from Compass Group PLC relating to the purchase of 450,000 of its own shares for cancellation (September 20, 2006).

78. Notification from Compass Group PLC relating to the purchase of 85,000 of its own shares for cancellation (September 21, 2006).

79. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 22, 2006).

80. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 25, 2006).

81. Notification from Compass Group PLC – Pre-close period Trading Update (September 27, 2006)

82. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (September 27, 2006).

83. Notification from Compass Group PLC relating to the purchase of 680,000 of its own shares for cancellation (September 28, 2006).

84. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (September 29, 2006).

85. Notification from Compass Group PLC relating to the acquisition of shares of the Company by the Trustee of the Compass Group Employee Trust No. 2 (September 29, 2006).

86. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 2, 2006).

87. Notification from Compass Group PLC relating to the purchase of 1,200,000 of its own shares for cancellation (October 3, 2006).

88. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 4, 2006).

89. Notification from Compass Group PLC relating to the purchase of 1,200,000 of its own shares for cancellation (October 5, 2006).

90. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (October 6, 2006).

91. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 9, 2006).

92. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 10, 2006).

93. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 11, 2006).

94. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (October 12, 2006).

95. Notification from Compass Group PLC relating to the purchase of 850,000 of its own shares for cancellation (October 12, 2006).

96. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 13, 2006).

97. Notification from Compass Group PLC – Settlement of ESS/ES-KO and Supreme (UN) litigation (October 16, 2006)

98. Notification from Compass Group PLC – Block listing Executive Share Option Plan six monthly review (October 16, 2006).

99. Notification from Compass Group PLC – Block listing Executive Share Option Plan six monthly review (October 16, 2006).

100. Notification from Compass Group PLC – Block listing Management Share Option Plan six monthly review (October 16, 2006).

101. Notification from Compass Group PLC – Block listing SAYE Scheme six monthly review (October 16, 2006).

102. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 16, 2006).

103. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 17, 2006).

104. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 18, 2006).

105. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 19, 2006).

106. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 20, 2006).

107. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (October 23, 2006).

108. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 24, 2006).

109. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 25, 2006).

110. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 26, 2006).

111. Notification from Compass Group PLC relating to the sale of shares of the Company by the Trustee of the Compass Group Employee Trust No. 2 (October 27, 2006).

112. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 27, 2006).

113. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 30, 2006).

114. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (October 31, 2006).

115. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 1, 2006).

116. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 2, 2006).

117. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 3, 2006).

118. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 6, 2006).

119. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 7, 2006).

120. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (November 8, 2006).

121. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 8, 2006).

122. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 13, 2006).

123. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 14, 2006).

124. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 15, 2006).

125. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 16, 2006).

126. Notification from Compass Group PLC relating to the purchase of 575,000 of its own shares for cancellation (November 17, 2006).

127. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 20, 2006).

128. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 21, 2006).

129. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 22, 2006).

130. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (November 23, 2006).

131. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 23, 2006).

132. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (November 24, 2006).

133. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (November 27, 2006).

134. Notification from Compass Group PLC – Preliminary Results for the year ended September 30, 2006 (November 29, 2006).

135. Notification from Compass Group PLC – Appoints Sir Ian Robinson and Gary Green as directors of the Company, effective December 1, 2006 and January 1, 2007 respectively. Val Gooding resigns as a director of the Company, effective December 31, 2006 (November 29, 2006).

136. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (November 30, 2006).

137. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC. (December 1, 2006).

138. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 1, 2006).

139. Notification from Compass Group PLC – New Directors' Declarations (December 4, 2006).

140. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 4, 2006).

141. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (December 5, 2006).

142. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (December 5, 2006).

143. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 5, 2006).

144. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 6, 2006).

145. Notification from Compass Group PLC relating to the purchase of 100,000 of its own shares for cancellation (December 7, 2006).

146. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (December 8, 2006).

147. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 11, 2006).

148. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 12, 2006).

149. Notification from Compass Group PLC relating to the purchase of 450,000 of its own shares for cancellation (December 13, 2006).

150. Notification from Compass Group PLC – Retirement of Peter Cawdron as a director of the Company, effective February 16, 2007. (December 13, 2006).

151. Notification from Compass Group PLC relating to the purchase of 460,000 of its own shares for cancellation (December 14, 2006).

152. Notification from Compass Group PLC relating to the purchase of 200,000 of its own shares for cancellation (December 15, 2006).

153. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (December 18, 2006).

154. Amended Notification from Compass Group PLC relating to the previous purchase, on December 18, 2006, of 700,000 of its own shares for cancellation (December 19, 2006).

155. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (December 19, 2006).

156. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (December 20, 2006).

157. Notification from Compass Group PLC relating to the purchase of 860,000 of its own shares for cancellation (December 21, 2006).

158. Notification from Compass Group PLC relating to changes of interests of directors, persons discharging managerial responsibility or their connected persons (December 18, 2006).

159. Notification from Compass Group PLC – Total Number of Voting Rights and Issued Share Capital of the Company (December 27, 2006).

160. Notification from Compass Group PLC relating to the purchase of 425,000 of its own shares for cancellation (December 27, 2006).

161. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (December 28, 2006).

162. Notification from Compass Group PLC relating to the purchase of 520,000 of its own shares for cancellation (December 28, 2006).

163. Notification from Compass Group PLC relating to the purchase of 440,000 of its own shares for cancellation (January 2, 2007).

164. Notification from Compass Group PLC relating to the purchase of 530,000 of its own shares for cancellation (January 3, 2007).

165. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (January 4, 2007).

166. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 5, 2007).

167. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 8, 2007).

168. Notification from Compass Group PLC relating to the purchase of 1,500,000 of its own shares for cancellation (January 9, 2007).

169. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 10, 2007).

170. Notification from Compass Group PLC relating to the purchase of 65,000 of its own shares for cancellation (January 11, 2007).

171. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 12, 2007).

172. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (January 15, 2007).

173. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (January 16, 2007).

174. Notification from Compass Group PLC that copies of its Annual Report 2006, Annual Review 2006 and Notice of Annual General Meeting 2007 are available for inspection at the Document Viewing Facility of the UKLA (January 17, 2007).

175. Notification from Compass Group PLC relating to its second Annual Information Update (January 17, 2007).

Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	18:09 14-Jun-06
Number	6015E

RNS Number:6015E
Compass Group PLC
14 June 2006

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMRs") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

1. Long Term Incentive Plan Awards

On 14 June 2006, awards were made under the Long Term Incentive Plan to the Directors and PDMRs set out below. The number of Shares referred to is the maximum available if the performance conditions for the period, which commenced on 1 October 2005 and ends on 30 September 2008, are satisfied in full. There is no retesting facility.

Name	Director or PDMR	Shares Under Conditional Award
Christopher Bucknall	PDMR	333,344
Richard Cousins	Director	727,272
Didier Coutte	PDMR	299,636
Gary Green	PDMR	365,938
Andrew Martin	Director	460,606
Miguel Ramis	PDMR	299,636
Ian El-Mokadem	PDMR	387,878
Michael Young	PDMR	315,150

Under the Compass Group PLC Long Term Incentive Plan, participants may become entitled to Shares if the Company satisfies stringent performance targets based upon Group Free Cash Flow and TSR relative to companies in the FTSE 100 index.

50% of the award is subject to a target based on the Group's cumulative Free Cash Flow ("GFCF") over a three year performance period. No Shares will be released unless the Company achieves threshold performance of £825m. 25% of the element of the award based on GFCF will vest at threshold performance. Awards will vest on a straight line basis between 25% and 100% where GFCF is between £825m and an outperformance target of £900m.

The performance condition over the remaining 50% of the award relates to the total shareholder return ("TSR") of the Company over a three year period, compared to that of the companies in the FTSE 100 index. Awards only vest if the Company's performance is at the median. 25% of the element of the award subject to TSR will vest for median performance and 100% for upper quartile performance with straight line vesting between these points.

In addition, any vesting of an award at the end of the performance period will be conditional on the Remuneration Committee being satisfied that the underlying financial performance of the Company justifies it.

2. Long Term Incentive Plan Release

The following PDMRs exercised their rights over vested awards made under the Long Term Incentive Plan (which were granted for nil consideration) and obtained an interest in Shares as described below.

NAME	NUMBER OF SHARES	DATE
Gary Green	43,539	14 June 2006
Miguel Ramis	21,959	14 June 2006

3. Satisfaction of Deferred Bonus Shares

On 13 June 2006, Andrew Lynch, a PDMR, called for the release to him of 63,679 Shares, being the Matching Share element in connection with his bonus arrangement for the year ended September 2002. His entitlement was satisfied by a distribution of shares by Compass Group Trustees Limited, as Trustee of the Compass Group Employee Share Trust. The Trust is a discretionary trust of which all employees and former employees of the Company are potential beneficiaries. Following the transaction, the Trust holds of total of 130,645 Shares, representing 0.006% of the Company's issued share capital.

Mr Lynch disposed of all the Shares at 228p per Share on 13 June 2006.

4. Resultant Shareholdings

Following the acquisitions detailed above, Messrs Green, Lynch and Ramis are interested in Shares as shown below:

NAME	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARE CAPITAL
Gary Green	541,834	0.0251%
Andrew Lynch	798,149	0.0370%
Miguel Ramis	290,440	0.0135%

ENDS

Enquiries:

Compass Group PLC +44(0)1932 573000
Investors/Analysts: Andrew Martin
Media: Charlotte Mulford

Website:
www.compass-group.com

Notes to Editors:

Compass Group is the world's largest foodservice company with annual revenue of c. £11 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world.

END

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:29 15-Jun-06
Number	6375E

RNS Number:6375E
Compass Group PLC
15 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 14 JUNE 2006

11) Date listed company informed

14 JUNE 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

TIM MASON
TEL: 01932 573005

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

TIM MASON
COMPANY SECRETARY

Date of Notification .... 15 JUNE 2006

LETTER TO: COMPASS GROUP PLC
DATED: 14 JUNE 2006

Disclosure of interests in shares

Further to our letter of 01 March 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,158,538,396 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Compass Group Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Sale Completed
Released	16:00 15-Jun-06
Number	6684E

RNS Number:6684E
Compass Group PLC
15 June 2006

15 June 2006

Compass Group PLC completes sale of travel concession catering operations

Compass Group PLC ("Compass") announces that it has today completed the sale of its travel concessions operations, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The agreement to sell SSP was announced on 9 April 2006. The transaction has been structured as a combined sale of the UK motorway services business ("Moto") to a consortium led by Macquarie Bank and the remainder of the SSP business to the EQT IV fund.

Enquiries:

Compass Group PLC	+44 (0) 1932 573000
Investors/Analysts	Andrew Martin/ Jason Leek
Media	Charlotte Mulford

Website:
www.compass-group.com

Notes to Editors:

Compass Group is the world's largest foodservice company with annual revenue of c. £11 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world.

SSP is one of the market leaders in travel concession catering. It has market leading positions in many of the 26 countries in which it operates and provides catering for roadside, railway and airport concessions, principally in the UK, Continental Europe and the US. SSP operates catering and retail concessions at over 600 sites and manages over 2,000 catering and retail units worldwide. After the sale, Compass will retain a small part of the travel concession catering business, mainly in Japan and Portugal where the operations are very closely integrated with the rest of the Compass business.

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 19-Jun-06
Number	8437E

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 June 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 242.0414 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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RECEIVED

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:58 20-Jun-06
Number	9088E

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 June 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 241.4039 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 22-Jun-06
Number	0475F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 June 2006 it purchased for cancellation 150,000 ordinary shares at a price of 253.8319 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:33 23-Jun-06
Number	1241F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 June 2006 it purchased for cancellation 850,000 ordinary shares at a price of 256.4832 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:53 26-Jun-06
Number	1548F

RNS Number:1548F
Compass Group PLC
26 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LEGAL & GENERAL GROUP PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 23 JUNE 2006

11) Date company informed

26 JUNE 2006

12) Total holding following this notification

86,546,680

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

4.01%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....26 JUNE 2006.....

Letter to Compass Group
Dated 23 June 2006

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	766,262
HSBC Global Custody Nominee (UK) Ltd A/C 923363	1,556,937
HSBC Global Custody Nominee (UK) Ltd A/c 775237	205,696
HSBC Global Custody Nominee (UK) Ltd A/c 942199	700,005
HSBC Global Custody Nominee (UK) Ltd A/c 942229	693,408
HSBC Global Custody Nominee (UK) Ltd A/c 942217	703,594
HSBC Global Custody Nominee (UK) Ltd A/c 942205	701,990
HSBC Global Custody Nominee (UK) Ltd A/c 942175	696,075
HSBC Global Custody Nominee (UK) Ltd A/c 942187	698,160
HSBC Global Custody Nominee (UK) Ltd A/c 775245	6,246,934
HSBC Global Custody Nominee (UK) Ltd A/c 770286	384,081
HSBC Global Custody Nominee (UK) Ltd A/c 357206	52,287,858
HSBC Global Custody Nominee (UK) Ltd A/c 866197	351,100
HSBC Global Custody Nominee (UK) Ltd A/c 904332	456,888
HSBC Global Custody Nominee (UK) Ltd A/c 916681	114,630
HSBC Global Custody Nominee (UK) Ltd A/c 969995	5,071,729

HSBC Global Custody Nominee (UK) Ltd A/c 985551	280,017	
Citibank, Ldn A/c 6011467727	10,100	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	8,152,360	
HSBC Global Custody Nominee (UK) Ltd A/c 361602	57,971	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	1,883,587	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	3,369,647	
HSBC Global Custody Nominee (UK) Ltd A/c 766793	383,259	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	428,831	
HSBC Global Custody Nominee (UK) Ltd A/c 924422	345,561	
	86,546,680	4.01%

We currently have a notifiable interest in 86,546,680 Ordinary 10p shares which we understand represents 4.01% of that class of your share capital calculated on an issued share capital of 2,153,689,203 Ordinary 10p shares.

Letter from Legal & General Investment Management

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 26-Jun-06
Number	1843F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 June 2006 it purchased for cancellation 650,000 ordinary shares at a price of 257.9690 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 27-Jun-06
Number	2659F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 June 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 257.7912 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:56 28-Jun-06
Number	3337F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 June 2006 it purchased for cancellation 1,000,000 ordinary shares at the price of 259.0903 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 29-Jun-06
Number	4207F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 June 2006 it purchased for cancellation 100,000 ordinary shares at a price of 260.6999 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:59 30-Jun-06
Number	5132F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 June 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 262.7406 pence per share from Morgan Stanley .

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:51 03-Jul-06
Number	6046F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 July 2006 it purchased for cancellation 64,000 ordinary shares at a price of 267.1409 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:45 04-Jul-06
Number	6870F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 July 2006 it purchased for cancellation 615,000 ordinary shares at a price of 273.0313 pence per share from Morgan Stanley .

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:01 05-Jul-06
Number	7086F

RNS Number:7086F
Compass Group PLC
05 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 30 JUNE 2006

11) Date company informed

5 JULY 2006

12) Total holding following this notification

101,796,412

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

4.74%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

ANDREW V DERHAM

Date of Notification ...5 JULY 2006......

LETTER TO: Compass Group PLC
DATED: 3 July 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 30 June 2006 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 4.74%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 2,148,939,203 is the latest figure available to us.

FROM: Barclays

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL : 0533153

As at 30 June 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 101,796,412 ORD GBP0.10 representing 4.74% of the issued share capital of 2,148,939,203 units

Legal Entity	Holding	Percentage Held
Barclays Capital Inc	640,519	.0298
Barclays Global Fund Advisors	7,241,901	.3370
Barclays Global Investors Japan Trust &	2,429,544	.1131
Barclays Global Investors Ltd	19,230,088	.8949
Barclays Private Bank and Trust Ltd	4,153	.0002
Barclays Bank Trust Company Ltd	101,361	.0047
Barclays Private Bank Ltd	35,115	.0016
Barclays Global Investors Canada Ltd	163,756	.0076
Barclays Private Bank and Trust Ltd	1,358	.0001
Barclays Global Investors, N.A.	15,555,666	.7239
Barclays Life Assurance Co Ltd	2,878,754	.1340
Barclays Capital Securities Ltd	47,978,135	2.2326
Barclays Global Investors Japan Ltd	221,604	0103
Barclays Global Investors Australia Ltd	192,543	.0090
Gerrard Ltd	5,121,915	.2383
Group Holding	101,796,412	4.7371

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 30 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 101,796,412 ORD GBP0.10 representing 4.74% of the issued share capital of 2,148,939,203 units

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	809,719
BANK OF NEW YORK		150,834
BARCLAYS CAPITAL NOMINEES LIMITED		640,000
BARCLAYS CAPITAL NOMINEES LIMITED		1,918,177
BARCLAYS CAPITAL NOMINEES LIMITED		46,059,439
Barclays Capital Securities Ltd.		519
Barclays Capital Securities Ltd.		519
Barclays Global Investors Canada		163,756
Barclays Trust Co & Others		25,924
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		3,650
Barclays Trust Co DMC69 C 000000000000000000		28,000
Barclays Trust Co E99 C 000000000000000000		153
Barclays Trust Co R69 C 000000000000000000		43,634
CHASE NOMINEES LTD	16376	1,056,873
CHASE NOMINEES LTD	28270	695,125
Clydesdale Nominees HGB0225	00120147102	1,358
Gerrard Nominees Limited	605704	1,000
Gerrard Nominees Limited	610720	850
Gerrard Nominees Limited	611717	3,561
Gerrard Nominees Limited	643975	1,811
Gerrard Nominees Limited	659645	2,632
Gerrard Nominees Limited	660574	800
Gerrard Nominees Limited	660758	12,000
Gerrard Nominees Limited	768557	5,000
Gerrard Nominees Limited	770101	6,000
Gerrard Nominees Limited	774160	1,400
Greig Middleton Nominees Limited (GM1)		837,193
Greig Middleton Nominees Ltd (GM3)	220805DN	122,244

INVESTORS BANK AND TRUST CO.		10,921,436
INVESTORS BANK AND TRUST CO.		364,809
INVESTORS BANK AND TRUST CO.		2,172,162
INVESTORS BANK AND TRUST CO.		199,358
INVESTORS BANK AND TRUST CO.		14,942
INVESTORS BANK AND TRUST CO.		33,893
INVESTORS BANK AND TRUST CO.		267,977
INVESTORS BANK AND TRUST CO.		493,248
INVESTORS BANK AND TRUST CO.		60,741
INVESTORS BANK AND TRUST CO.		5,874,855
INVESTORS BANK AND TRUST CO.		672,133
INVESTORS BANK AND TRUST CO.		140,924
JP MORGAN (BGI CUSTODY)	16331	569,398
JP MORGAN (BGI CUSTODY)	16338	129,293
JP MORGAN (BGI CUSTODY)	16341	1,174,843
JP MORGAN (BGI CUSTODY)	16342	272,907
JP MORGAN (BGI CUSTODY)	16400	17,271,364
JP MORGAN (BGI CUSTODY)	17011	37,188
JP MORGAN (BGI CUSTODY)	18408	92,132
JPMorgan Chase Bank		230,529
JPMorgan Chase Bank		289,646
JPMorgan Chase Bank		20,458
JPMorgan Chase Bank		309,358
JPMorgan Chase Bank		1,168,736
JPMorgan Chase Bank		223,112
JPMORGAN CHASE BANK		192,543
JPMorgan Chase Bank		60,042
JPMorgan Chase Bank		110,219
JPMORGAN CHASE BANK		69,534
JPMorgan Chase Bank		10,202
JPMorgan Chase Bank		17,444
JPMorgan Chase Bank		129,872
JPMorgan Chase Bank		22,276
Mellon Trust - US CUSTODIAN/		84,932
Mitsui Asset		35,309
R C Greig Nominees Limited		2,646,807
R C Greig Nominees Limited a/c AK1		678,224
R C Greig Nominees Limited a/c BL1		345,198
R C Greig Nominees Limited a/c BL1	RES	665
R C Greig Nominees Limited a/c CM1		78,297
R C Greig Nominees Limited GP1		238,947
R C Greig Nominees Limited SA1		139,286
Reflex Nominees Limited		1,538
Reflex Nominees Limited		2,615
STATE STREET BANK & TRUST CO		165,800
STATE STREET BOSTON		1,109,989
Trust & Custody Services Bank		21,982
Trust & Custody Services Bank		1,963
ZEBAN NOMINEES LIMITED		35,115
	Total	101,796,412

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:44 05-Jul-06
Number	7558F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 July 2006 it purchased for cancellation 1,500,000 ordinary shares at a price of 269.6703 pence per share from Morgan Stanley .

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:45 06-Jul-06
Number	7861F

RNS Number:7861F
Compass Group PLC
06 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AVIVA PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 04 JULY 2006

11) Date listed company informed

6 JULY 2006

12) Total holding following this notification

63,410,446

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

2.95%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification 6 JULY 2006

Letter to: Compass Group plc
Dated: 05 July 2006

COMPASS GROUP PLC - SEDOL 0533153

The attached notification is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Compass Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Limited	18,372,496*
BT Globenet Nominees Limited	28,789*
Chase GA Group Nominees Limited	29,186,386*
Chase Nominees Limited	2,076,791*
CUIM Nominee Limited	13,361,498*
Vidacos Nominees Limited	384,486*

* denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

4,170,874

8. Percentage of issued class

0.19%

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

04 July 2006

11. Date company informed

05 July 2006

12. Total holding following this notification

63,410,446*

* beneficial interest only

13. Total percentage holding of issued class following this notification

2.95%

14. Any additional information

Figures are based on shares in issue of 2,148,260,203

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Date of notification

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

From: Aviva plc

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 06-Jul-06
Number	8227F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 July 2006 it purchased for cancellation 1,500,000 ordinary shares at a price of 265.1850 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:59 07-Jul-06
Number	8953F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 263.7455 pence per share from Morgan Stanley .

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:48 10-Jul-06
Number	9318F

RNS Number:9318F
Compass Group PLC
10 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER WITH A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 05 JULY 2006

11) Date company informed

10 JULY 2006

12) Total holding following this notification

146,863,408

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

6.84%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification ...10 JULY 2006......

LETTER TO: Compass Group PLC
DATED: 6 July 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 5 July 2006 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 6.84%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 2,147,439,203 is the latest figure available to us.

FROM: Barclays

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL : 0533153

As at 05 July 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 146,863,408 ORD GBP0.10 representing 6.84% of the issued share capital of 2,147,439,203 units.

Legal Entity	Holding	Percentage Held
Gerrard Ltd	5,129,975	.2389
Barclays Global Investors Ltd	19,230,088	.8955
Barclays Bank Trust Company Ltd	101,361	.0047
Barclays Global Investors Japan Trust & Banking	2,420,740	.1127
Barclays Capital Securities Ltd	92,498,550	4.3074
Barclays Global Investors Japan Ltd	223,414	.0104
Barclays Private Bank and Trust Ltd	4,153	.0002
Barclays Private Bank Ltd	35,115	.0016
Barclays Private Bank and Trust Ltd	1,358	.0001
Barclays Global Investors Canada Ltd	163,756	.0076
Barclays Life Assurance Co Ltd	2,891,893	.1347
Barclays Global Investors, N.A.	15,535,049	.7234
Barclays Global Fund Advisors	7,249,894	.3376
Barclays Capital Inc	1,185,519	.0552
Barclays Global Investors Australia Ltd	192,543	.0090
Group Holding	146,863,408	6.8390

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 05 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 146,863,403 ORD GBP0.10 representing 6.84% of the issued share capital of 2,147,439,203 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	809,719
BANK OF NEW YORK		150,834
BARCLAYS CAPITAL NOMINEES LIMITED		2,193,959
BARCLAYS CAPITAL NOMINEES LIMITED		90,304,072
BARCLAYS CAPITAL NOMINEES LIMITED		1,185,000
Barclays Capital Securities Ltd.		519
Barclays Capital Securities Ltd.		519
Barclays Global Investors Canada		163,756
Barclays Trust Co & Others		25,924
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		3,650
Barclays Trust Co DMC69 C 000000000000000000		28,000
Barclays Trust Co E99 C 000000000000000000		153
Barclays Trust Co R69 C 000000000000000000		43,634
CHASE NOMINEES LTD	16376	1,056,873
CHASE NOMINEES LTD	28270	695,125
Clydesdale Nominees HGB0225	00120147102	1,358
Gerrard Nominees Limited	605704	1,000
Gerrard Nominees Limited	610720	850
Gerrard Nominees Limited	611717	3,561
Gerrard Nominees Limited	643975	1,811
Gerrard Nominees Limited	659645	2,632
Gerrard Nominees Limited	660574	800
Gerrard Nominees Limited	660758	12,000
Gerrard Nominees Limited	768557	5,000
Gerrard Nominees Limited	770101	6,000
Gerrard Nominees Limited	774160	1,400
Greig Middleton Nominees Limited (GM1)		832,693
Greig Middleton Nominees Ltd (GM3)	220805DN	122,244

INVESTORS BANK AND TRUST CO.		364,809
INVESTORS BANK AND TRUST CO.		10,921,436
INVESTORS BANK AND TRUST CO.		267,977
INVESTORS BANK AND TRUST CO.		140,924
INVESTORS BANK AND TRUST CO.		2,151,545
INVESTORS BANK AND TRUST CO.		5,882,848
INVESTORS BANK AND TRUST CO.		672,133
INVESTORS BANK AND TRUST CO.		493,248
INVESTORS BANK AND TRUST CO.		60,741
INVESTORS BANK AND TRUST CO.		14,942
INVESTORS BANK AND TRUST CO.		199,358
INVESTORS BANK AND TRUST CO.		33,893
JP MORGAN (BGI CUSTODY)	16331	569,398
JP MORGAN (BGI CUSTODY)	16338	129,293
JP MORGAN (BGI CUSTODY)	16341	1,187,982
JP MORGAN (BGI CUSTODY)	16342	272,907
JP MORGAN (BGI CUSTODY)	16400	17,271,364
JP MORGAN (BGI CUSTODY)	17011	37,188
JP MORGAN (BGI CUSTODY)	18408	92,132
JPMorgan Chase Bank		131,682
JPMorgan Chase Bank		10,202
JPMORGAN CHASE BANK		192,543
JPMorgan Chase Bank		22,276
JPMorgan Chase Bank		1,168,736
JPMorgan Chase Bank		17,444
JPMorgan Chase Bank		110,219
JPMorgan Chase Bank		309,358
JPMorgan Chase Bank		20,458
JPMORGAN CHASE BANK		69,534
JPMorgan Chase Bank		214,308
JPMorgan Chase Bank		289,646
JPMorgan Chase Bank		60,042
JPMorgan Chase Bank		230,529
Mellon Trust - US CUSTODIAN/		84,932
Mitsui Asset		35,309
R C Greig Nominees Limited		2,653,425
R C Greig Nominees Limited a/c AK1		675,924
R C Greig Nominees Limited a/c BL1		345,198
R C Greig Nominees Limited a/c BL1	RES	665
R C Greig Nominees Limited a/c CM1		76,097
R C Greig Nominees Limited GP1		245,389
R C Greig Nominees Limited SA1		143,286
Reflex Nominees Limited		1,538
Reflex Nominees Limited		2,615
STATE STREET BANK AND TRUST CO		165,800
STATE STREET BOSTON		1,109,989
Trust & Custody Services Bank		21,982
Trust & Custody Services Bank		1,963
ZEBAN NOMINEES LIMITED		35,115
	Total	146,863,408

END

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RECEIVED

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:23 10-Jul-06
Number	9765F

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 263.0918 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 11-Jul-06
Number	0513G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 July 2006 it purchased for cancellation 1,035,000 ordinary shares at a price of 259.8664 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:59 12-Jul-06
Number	1232G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 July 2006 it purchased for cancellation 1,500,000 ordinary shares at a price of 254.3406 pence per share from Morgan Stanley .

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:14 13-Jul-06
Number	1910G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 251.7374 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 14-Jul-06
Number	2561G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 July 2006 it purchased for cancellation 1,300,000 ordinary shares at a price of 248.6326 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:16 17-Jul-06
Number	3073G

RNS Number:3073G
Compass Group PLC
17 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 14 JULY 2006

11) Date listed company informed

17 JULY 2006

12) Total holding following this notification

67,714,751

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.16%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 17 JULY 2006

LETTER TO: COMPASS GROUP PLC
DATED: 14 JULY 2006

Disclosure of interests in shares

Further to our letter of 14 June 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,158,538,396 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 67,714,751 ordinary shares of Compass Group Plc, amounting to 3.14%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

For further information concerning this notification, please contact Andrew Anderson, Sabrina Samuel, James Gibson or David Lindsay in the Compliance Department of Deutsche Bank AG London on 020 7547 3130.

LETTER FROM: DEUTSCHE BANK AG LONDON

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 17-Jul-06
Number	3242G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 246.4023 pence per share from Morgan Stanley .

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 18-Jul-06
Number	3953G

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 245.8834 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:00 19-Jul-06
Number	4685G

19th July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 July 2006 it purchased for cancellation 770,000 ordinary shares at a price of 245.9275 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:14 20-Jul-06
Number	5080G

RNS Number:5080G
Compass Group PLC
20 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER WITH A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 18 JULY 2006

11) Date company informed

20 JULY 2006

12) Total holding following this notification

66,130,424

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

3.0869%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

TIM MASON
TEL: 01932 573005

16) Name and signature of authorised officer of the listed company responsible for making this notification

TIM MASON
COMPANY SECRETARY

Date of Notification 20 JULY 2006

LETTER TO: Compass Group PLC
DATED: 18 July 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 17 July 2006 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.09%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 2,142,359,023 is the latest figure available to us.

FROM: Geoff Smith
Barclays PLC

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL: 0533153

As at 17 July 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 66,130,424 ORD GBP0.10 representing 3.09% of the issued

share capital of 2,142,359,023 units.

Legal Entity	Holding	Percentage Held
Barclays Global Fund Advisors	7,263,334	.3390
Barclays Global Investors Australia Ltd	194,078	.0091
Barclays Bank Trust Company Ltd	101,302	.0047
Barclays Global Investors Canada Ltd	163,756	.0076
Barclays Global Investors, N.A.	15,749,898	.7352
Barclays Private Bank Ltd	10,115	.0005
Gerrard Ltd	5,120,082	.2390
Barclays Capital Inc	590,519	.0276
Barclays Global Investors Ltd	18,795,241	.8773
Barclays Private Bank and Trust Ltd	4,153	.0002
Barclays Life Assurance Co Ltd	2,891,893	.1350
Barclays Capital Securities Ltd	12,587,774	.5876
Barclays Private Bank and Trust Ltd	1,358	.0001
Barclays Global Investors Japan Trust & Banking	2,423,174	.1131
Barclays Global Investors Japan Ltd	223,747	.0109
Group Holding	66,130,424	3.0869

REGISTERED HOLDERS REPORT

COMPASS GROUP

SEDOL: 0533153

As at 17 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 66,130,424 ORD GBP0.10 representing 3.09% of the issued share capital of 2,142,359,023 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	809,719
BANK OF NEW YORK		152,992
BARCLAYS CAPITAL NOMINEES LIMITED		10,964,471
BARCLAYS CAPITAL NOMINEES LIMITED		1,622,784
BARCLAYS CAPITAL NOMINEES LIMITED		590,000
Barclays Capital Securities Ltd.		519
Barclays Capital Securities Ltd.		519
Barclays Global Investors Canada		163,756
Barclays Trust Co & Others		25,924
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		3,591
Barclays Trust Co DMC69 C 000000000000000000		28,000
Barclays Trust Co E99 C 000000000000000000		153
Barclays Trust Co R69 C 000000000000000000		43,634
CHASE NOMINEES LTD	16376	1,056,873
CHASE NOMINEES LTD	28270	695,125
Clydesdale Nominees HGB0225	00120147102	1,358
Gerrard Nominees Limited	605704	1,000
Gerrard Nominees Limited	610720	850
Gerrard Nominees Limited	611717	3,561
Gerrard Nominees Limited	643975	1,811
Gerrard Nominees Limited	659645	2,632
Gerrard Nominees Limited	660574	800
Gerrard Nominees Limited	660758	12,000
Gerrard Nominees Limited	768557	5,000
Gerrard Nominees Limited	770101	6,000
Gerrard Nominees Limited	774160	1,400
Greig Middleton Nominees Limited (GM1)		832,693

Greig Middleton Nominees Ltd (GM3)	220805DN	122,244
INVESTORS BANK AND TRUST CO.		506,688
INVESTORS BANK AND TRUST CO.		5,882,848
INVESTORS BANK AND TRUST CO.		672,133
INVESTORS BANK AND TRUST CO.		140,924
INVESTORS BANK AND TRUST CO.		199,358
INVESTORS BANK AND TRUST CO.		60,741
INVESTORS BANK AND TRUST CO.		14,942
INVESTORS BANK AND TRUST CO.		364,809
INVESTORS BANK AND TRUST CO.		2,172,933
INVESTORS BANK AND TRUST CO.		33,893
INVESTORS BANK AND TRUST CO.		267,977
INVESTORS BANK AND TRUST CO.		11,111,721
JP MORGAN (BGI CUSTODY)	16331	569,398
JP MORGAN (BGI CUSTODY)	16338	129,293
JP MORGAN (BGI CUSTODY)	16341	1,187,982
JP MORGAN (BGI CUSTODY)	16342	272,907
JP MORGAN (BGI CUSTODY)	16400	16,836,517
JP MORGAN (BGI CUSTODY)	17011	37,188
JP MORGAN (BGI CUSTODY)	18408	92,132
JPMorgan Chase Bank		311,792
JPMorgan Chase Bank		214,308
JPMORGAN CHASE BANK		70,552
JPMorgan Chase Bank		23,997
JPMorgan Chase Bank		20,545
JPMorgan Chase Bank		230,529
JPMorgan Chase Bank		289,646
JPMorgan Chase Bank		20,458
JPMorgan Chase Bank		1,168,736
JPMorgan Chase Bank		110,219
JPMorgan Chase Bank		131,682
JPMorgan Chase Bank		17,444
JPMorgan Chase Bank		60,042
JPMORGAN CHASE BANK		194,078
Mellon Trust - US CUSTODIAN/		84,932
Mitsui Asset		35,309
R C Greig Nominees Limited		2,654,573
R C Greig Nominees Limited a/c AK1		670,996
R C Greig Nominees Limited a/c BL1		340,115
R C Greig Nominees Limited a/c BL1	RES	665
R C Greig Nominees Limited a/c CM1		75,559
R C Greig Nominees Limited GP1		241,882
R C Greig Nominees Limited SA1		146,301
Reflex Nominees Limited		2,615
Reflex Nominees Limited		1,538
STATE STREET BANK AND TRUST CO		165,800
STATE STREET BOSTON		1,109,989
Trust & Custody Services Bank		20,251
Trust & Custody Services Bank		1,963
ZEBAN NOMINEES LIMITED		10,115
	Total	66,130,424

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:14 20-Jul-06
Number	5303G

20th July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 249.86875 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 21-Jul-06
Number	5944G

21st July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 249.4875 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:57 24-Jul-06
Number	6458G

RNS Number:6458G
Compass Group PLC
24 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when

calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 20 JULY 2006

11) Date listed company informed

24 JULY 2006

12) Total holding following this notification

NOT ENCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .....24 JULY 2006..................

Letter: Compass Group PLC
Dated: 21 July 2006

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 20 July 2006 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 2,139,589,023.

From: Geoff Smith
Barclays PLC

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 24-Jul-06
Number	6578G

24th July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 250.555 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 25-Jul-06
Number	7236G

25th July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 252.025 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 26-Jul-06
Number	7949G

26th July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 July 2006 it purchased for cancellation 615,000 ordinary shares at a price of 254.056911 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:41 27-Jul-06
Number	8680G

27th July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 July 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 258.473 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 31-Jul-06
Number	0178H

31st July 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 July 2006 it purchased for cancellation 500,000 ordinary shares at a price of 255.982 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	17:42 31-Jul-06
Number	0196H

RNS Number:0196H
Compass Group PLC
31 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 31 JULY 2006

11) Date listed company informed

31 JULY 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 31 JULY 2006

Letter to: COMPASS GROUP PLC
Dated: 31 JULY 2006

Disclosure of interests in shares

Further to our letter of 14 July 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,158,538,396 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Compass Group Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

From: DEUTSCHE BANK AG LONDON

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:40 01-Aug-06
Number	0921H

1st August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 August 2006 it purchased for cancellation 900,000 ordinary shares at a price of 254.9167 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:46 02-Aug-06
Number	1658H

2nd August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 August 2006 it purchased for cancellation 770,000 ordinary shares at a price of 256.5341 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 03-Aug-06
Number	2352H

3rd August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 August 2006 it purchased for cancellation 880,000 ordinary shares at a price of 252.0955 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 04-Aug-06
Number	3000H

4th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 August 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 254.135 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 07-Aug-06
Number	3640H

7th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 August 2006 it purchased for cancellation 836,000 ordinary shares at a price of 251.662679 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:44 08-Aug-06
Number	4260H

8th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 August 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 253.1561 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 09-Aug-06
Number	4813H

9th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 August 2006 it purchased for cancellation 500,000 ordinary shares at a price of 253.91 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 10-Aug-06
Number	5398H

10th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 August 2006 it purchased for cancellation 875,000 ordinary shares at a price of 250.135714 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 11-Aug-06
Number	5944H

11th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 August 2006 it purchased for cancellation 500,000 ordinary shares at a price of 251.381 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 14-Aug-06
Number	6532H

14th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 August 2006 it purchased for cancellation 500,000 ordinary shares at a price of 252.75 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 15-Aug-06
Number	7082H

15th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 August 2006 it purchased for cancellation 50,000 ordinary shares at a price of 252.5 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:48 16-Aug-06
Number	7635H

16th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 August 2006 it purchased for cancellation 350,000 ordinary shares at a price of 253.7857 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 17-Aug-06
Number	8174H

17th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 August 2006 it purchased for cancellation 330,000 ordinary shares at a price of 254.6136 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:51 18-Aug-06
Number	8759H

18th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 August 2006 it purchased for cancellation 500,000 ordinary shares at a price of 254.7375 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:31 21-Aug-06
Number	9288H

21st August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 August 2006 it purchased for cancellation 370,000 ordinary shares at a price of 254.633784 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:30 22-Aug-06
Number	9738H

RNS Number:9738H
Compass Group PLC
22 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON & BEFORE 18 AUGUST 2006

11) Date listed company informed

22 AUGUST 2006

12) Total holding following this notification

64,071,900

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.01%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 22 AUGUST 2006

Letter to: COMPASS GROUP PLC
Dated: 21 August 2006

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Compass Group plc. Following the purchase of 621,000 shares on August 18, 2006, accounts managed by Harris Associates L.P. became the beneficial owners of 64,071,900 shares of Compass Group plc. This represents 3.01% of the company and an increase above the 3% substantial shareholder threshold.

Percentages are based on 2,126,000,000 outstanding shares. All holdings of Compass Group plc are for investment purposes only.

Letter from: Sarah E. Grimm
Senior Paralegal
Harris Associates L.P.
Tel: (312) 621-0628
sgrimm@harrisassoc.com.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:40 22-Aug-06
Number	9833H

22nd August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 August 2006 it purchased for cancellation 900,000 ordinary shares at a price of 253.961111 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 23-Aug-06
Number	0388I

23rd August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 August 2006 it purchased for cancellation 500,000 ordinary shares at a price of 254.1 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 24-Aug-06
Number	09611

24th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 August 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 250.025 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 25-Aug-06
Number	1507I

25th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 August 2006 it purchased for cancellation 500,000 ordinary shares at a price of 247.9 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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RECEIVED

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:41 29-Aug-06
Number	2094I

29th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 August 2006 it purchased for cancellation 750,000 ordinary shares at a price of 253.4 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 30-Aug-06
Number	27011

30th August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 August 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 256.3625 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:23 31-Aug-06
Number	3316I

31st August 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 August 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 255.91 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:10 01-Sep-06
Number	3960I

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 September 2006 it purchased for cancellation 500,000 ordinary shares at a price of 255.6300 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 04-Sep-06
Number	4702I

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 September 2006 it purchased for cancellation 500,000 ordinary shares at a price of 256.0019 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:10 05-Sep-06
Number	5366I

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 September 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 255.1250 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 06-Sep-06
Number	5994I

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 September 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 257.3364 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:33 07-Sep-06
Number	66591

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 September 2006 it purchased for cancellation 1,056,000 ordinary shares at a price of 254.4159 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:06 08-Sep-06
Number	72321

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 September 2006 it purchased for cancellation 750,000 ordinary shares at a price of 257.2271 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 11-Sep-06
Number	78851

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 September 2006 it purchased for cancellation 800,000 ordinary shares at a price of 258.7917 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 12-Sep-06
Number	8568I

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 September 2006 it purchased for cancellation 750,000 ordinary shares at a price of 258.8319 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 13-Sep-06
Number	9225I

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 September 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 260.1534 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:49 14-Sep-06
Number	9900I

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 September 2006 it purchased for cancellation 850,000 ordinary shares at a price of 260.2356 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 15-Sep-06
Number	0603J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 September 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 260.4545 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 18-Sep-06
Number	1235J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 September 2006 it purchased for cancellation 700,000 ordinary shares at a price of 261.0841 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 19-Sep-06
Number	1882J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 September 2006 it purchased for cancellation 900,000 ordinary shares at a price of 261.1000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 20-Sep-06
Number	2535J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 September 2006 it purchased for cancellation 450,000 ordinary shares at a price of 263.0600 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 21-Sep-06
Number	3161J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 September 2006 it purchased for cancellation 85,000 ordinary shares at a price of 267.5400 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 22-Sep-06
Number	3771J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 September 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 269.5700 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 25-Sep-06
Number	4454J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 September 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 274.6800 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 27-Sep-06
Number	5252J

RNS Number:5252J
Compass Group PLC
27 September 2006

27 September 2006

Compass Group PLC: Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement on 29 November 2006 of its full year results to 30 September 2006.

Trading

The Group has continued to trade in line with expectations for the year to 30 September 2006 and our target of £50 million of overhead savings has been achieved. As we strengthen our financial and operational disciplines and address lower margin contracts, we continue to expect to see a lower level of overall revenue growth in the near term.

Trading in the North American business remains strong across all sectors, particularly within Business & Industry, Sports & Leisure, Healthcare and Education. Levels of client retention have been high and the Group expects high single digit underlying revenue growth for the second half of 2006, with second half operating margins in line with last year.

In the UK, the business is showing positive signs of stabilising and the Group remains confident it will deliver a similar level of revenue and overall profitability to the prior year, as indicated in our interim results announcement. Progress has been made in the Education sector where the Group has been heavily involved in the drive to deliver meals to the Government's new nutritional standards.

Overall, Continental Europe has performed in line with our previous guidance. Second half revenues are expected to be in line with the prior year and the Group still anticipates a similar level of overall profitability and margin to 2005. We are continuing to see good trading in Spain, Eastern Europe, Scandinavia and Germany, whilst trading conditions remain difficult in Italy.

In the Rest of the World businesses, the Group has successfully concluded the exit from its Middle East military operations. The ongoing businesses continue to perform well, particularly in Australia and Latin America, with full year profitability expected to be slightly ahead of last year.

Compass share buyback progress

Following the completion of the sale of its Travel Concessions business, Select Service Partner (SSP) in June 2006, the Group has commenced the announced £500 million share buyback programme. As at 26 September 2006, 54.5 million shares have been repurchased at a cost of £139.6 million. Compass Group announces today that it has entered into an irrevocable and non-discretionary arrangement with Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing on 2 October 2006 and ending on 24 November 2006. This arrangement is in accordance with chapter 12 of the Listing Rules and the Company's general authority to repurchase shares.

ENDS

Enquiries:

Andrew Martin

Compass Group PLC 01932 573000

Website

www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 27-Sep-06
Number	5869J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 September 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 268.2100 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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RECEIVED
2007 JAN 23 A
OFFICE OF ...
CORPORAT...

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 28-Sep-06
Number	6614J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 September 2006 it purchased for cancellation 680,000 ordinary shares at a price of 269.8027 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 29-Sep-06
Number	7511J

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 September 2006 it purchased for cancellation 1,500,000 ordinary shares at a price of 268.3259 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	17:19 29-Sep-06
Number	7452J

RNS Number:7452J
Compass Group PLC
29 September 2006

29 September 2006

Compass Group PLC:
Purchase of Shares by Employee Benefit Trust

Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust) has notified Compass Group PLC (the Company) that it purchased on 28 September 2006 a total of 754,000 ordinary 10p shares in the Company (Shares) at a price of 270.26p per Share.

The Trust is a discretionary trust of which all employees and former employees of the Company and its subsidiaries are potential beneficiaries. Executive Directors and Persons Discharging Managerial Responsibilities are therefore deemed to have an interest in the Shares held by the Trust.

Following the transaction, the Trust holds a total of 754,000 Shares, representing 0.0358% of the Company's issued share capital.

ENDS

Enquiries:

Tim Mason, Company Secretary +44 (0)1932 573000

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:39 02-Oct-06
Number	8336J

2nd October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 266.6987 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:35 03-Oct-06
Number	9140J

3rd October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 October 2006 it purchased for cancellation 1,200,000 ordinary shares at a price of 263.538 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 04-Oct-06
Number	9792J

4th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 265.325 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 05-Oct-06
Number	0530K

5th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 October 2006 it purchased for cancellation 1,200,000 ordinary shares at a price of 267.572917 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:19 06-Oct-06
Number	1303K

6th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 October 2006 it purchased for cancellation 800,000 ordinary shares at a price of 268.75 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:10 09-Oct-06
Number	1992K

9th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 269.1175 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:52 10-Oct-06
Number	2682K

10th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 270.9625 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 11-Oct-06
Number	3423K

11th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 270.825 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	17:15 12-Oct-06
Number	4053K

RNS Number:4053K
Compass Group PLC
12 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

5 OCTOBER 2006

11) Date listed company informed

9 OCTOBER 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 12 OCTOBER 2006

Letter to: Compass Group Plc
Dated: 9th October 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 5th October 2006, UBS AG, acting through its

business group and legal entities no longer had a interest in Ordinary shares of Compass Group PLC.

Letter from: UBS AG

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:23 12-Oct-06
Number	4086K

12th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 October 2006 it purchased for cancellation 850,000 ordinary shares at a price of 273.294118 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 13-Oct-06
Number	4767K

13th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 275.955 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Statement re Litigation
Released	07:00 16-Oct-06
Number	4885K

RNS Number:4885K
Compass Group PLC
16 October 2006

Compass Group PLC

16 October 2006

Announcement in relation to ESS/ES-KO and Supreme (UN) litigation

In March 2006, two competing food companies, ES-KO International Inc. and Supreme Foodservice AG, brought US law suits totalling some £600,000,000 against ESS, Compass and various ESS staff, based on allegations relating to ESS's contracts with the United Nations.

The Compass senior management team has been determined to reach an outcome that would avoid the uncertainties and costs associated with the litigation. It has therefore taken the necessary steps for a successful voluntary mediation to resolve this civil litigation.

Compass has agreed to a final settlement of all claims against all Compass related parties. The terms of the settlement are confidential but the total legal, professional and related costs associated with investigation, litigation and settlement are below £40,000,000. No legal liability has been admitted.

Richard Cousins, CEO, said: "Whilst any claims would have been resolutely defended, we believe it is in the best interests of the business and shareholders, and good management, to avoid the uncertainties and costs associated with prolonged litigation. My focus is on the future and this settlement is a major step in putting the matter behind us. Moreover, I am determined to ensure that our reputation for the ethical treatment of clients, suppliers and competitors, over and above any issues of legal liability, is underlined. I am now seeing through a programme of systems and control changes to ensure that all lessons are learned from this experience.

- Ends -

Notes to Editors

1 The case would have gone to trial in late 2007 after extensive litigation involving several different jurisdictions, many witnesses and considerable expert evidence. It is likely that there would have been various attacks on the privileges and immunities of the United Nations.

2. Compass is continuing to offer full cooperation to the authorities that have been considering these matters, including the UN.

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	11:40 16-Oct-06
Number	5066K

RNS Number:5066K
Compass Group PLC
16 October 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 16 October 2006

1. Name of applicant: Compass Group PLC

2. Name of scheme Executive Share Option Plan

3. Period of return: From 01.04.06 To 30.09.06

4. Balance under scheme from previous return: 85,131

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 85,131

7. Balance under scheme not yet issued / allotted at end of period: 0

8. Number and class of securities originally listed and the date of admission

8,000,000 Ordinary shares of 10 pence each listed in April 2003

9. Total number of securities in issue at the end of the period: 2,101,903,901

Name of contact Andrew Vincent Derham

Address of contact   Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact   01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant   Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	11:52 16-Oct-06
Number	5067K

RNS Number:5067K
Compass Group PLC
16 October 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 16 October 2006

1. Name of applicant: Compass Group PLC

2. Name of scheme Executive Share Option Plan

3. Period of return: From 01.04.06 To 30.09.06

4. Balance under scheme from previous return: 4,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 483,992

7. Balance under scheme not yet issued / allotted at end of period: 3,516,008

8. Number and class of securities originally listed and the date of admission

   4,000,000 Ordinary shares of 10 pence each listed in October 2004

9. Total number of securities in issue at the end of the period: 2,101,903,901

Name of contact Andrew Vincent Derham

Address of contact   Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact   01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant   Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	11:53 16-Oct-06
Number	5068K

RNS Number:5068K
Compass Group PLC
16 October 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 16 October 2006

1. Name of applicant: Compass Group PLC

2. Name of scheme: Management Share Option Plan

3. Period of return: From: 01.04.06 To: 30.09.06

4. Balance under scheme from previous return: 1,734,848

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 97,100

7. Balance under scheme not yet issued / allotted at end of period: 1,637,748

8. Number and class of securities originally listed and the date of admission

2,000,000 Ordinary shares of 10 pence
each listed in October 2004

9. Total number of securities in issue at the end of the period: 2,101,903,901

Name of contact: Andrew Vincent Derham

Address of contact: Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact: 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	12:04 16-Oct-06
Number	5069K

RNS Number:5069K
Compass Group PLC
16 October 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 16 October 2006

1. Name of applicant: Compass Group PLC

2. Name of scheme: Savings-Related Share Option Scheme

3. Period of return: From: 01.04.06 To: 30.09.06

4. Balance under scheme from previous return: 1,271,089

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 49,475

7. Balance under scheme not yet issued / allotted at end of period: 1,221,614

8. Number and class of securities originally listed and the date of admission

   2,000,000 Ordinary shares of 10 pence each listed in April 2003

9. Total number of securities in issue at the end of the period 2,101,903,901

Name of contact: Andrew Vincent Derham

Address of contact: Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact: 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant: Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 16-Oct-06
Number	5441K

16th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 275.83625 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:25 17-Oct-06
Number	6187K

17th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 273.9188 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 18-Oct-06
Number	6878K

18th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 274.7275 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:54 19-Oct-06
Number	7648K

19th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 277.6725 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	18:00 20-Oct-06
Number	8489K

20th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 October 2006 it purchased for cancellation 700,000 ordinary shares at a price of 281.8214 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:25 23-Oct-06
Number	9104K

23rd October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 October 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 279.3 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 24-Oct-06
Number	9803K

24th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 October 2006 it purchased for cancellation 700,000 ordinary shares at a price of 282.5089 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley		Compass Group PLC		01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 25-Oct-06
Number	0589L

25th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 October 2006 it purchased for cancellation 700,000 ordinary shares at a price of 283.803571 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:56 26-Oct-06
Number	1237L

26th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 October 2006 it purchased for cancellation 700,000 ordinary shares at a price of 282.133929 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:24 27-Oct-06
Number	1684L

RNS Number:1684L
Compass Group PLC
27 October 2006

Compass Group PLC
Employee Benefit Trust

Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust) has today notified Compass Group PLC (the Company) that on 27 October 2006 it sold a total of 124,821 ordinary 10p shares in the Company (Shares) on behalf of participants in the Share Bonus Matching plan at a price of 282.45p per Share. The transaction related to former employees of the Company,

The Trust is a discretionary trust of which all employees and former employees of the Company and its subsidiaries are potential beneficiaries. Executive Directors and Persons Discharging Managerial Responsibilities are therefore deemed to have an interest in the Shares held by the Trust.

Following the transaction, the Trust holds a total of 629,179 Shares, representing 0.03% of the Company's issued share capital.

Enquiries:
Tim Mason, Company Secretary   +44 (0)1932 573000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:28 27-Oct-06
Number	1849L

27th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 October 2006 it purchased for cancellation 700,000 ordinary shares at a price of 281.7054 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 30-Oct-06
Number	2436L

30th October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 October 2006 it purchased for cancellation 700,000 ordinary shares at a price of 281.507143 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:46 31-Oct-06
Number	3245L

31st October 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 October 2006 it purchased for cancellation 700,000 ordinary shares at a price of 279.785714 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 01-Nov-06
Number	4051L

1st November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 279.571429 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 02-Nov-06
Number	4925L

2nd November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 280.821429 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:34 03-Nov-06
Number	5654L

3rd November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 282.973214 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:37 06-Nov-06
Number	6382L

6th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 285.484286 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:06 07-Nov-06
Number	7060L

7th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 286.373 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:40 08-Nov-06
Number	7444L

RNS Number:7444L
Compass Group PLC
08 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

3 NOVEMBER 2006

11) Date listed company informed

8 NOVEMBER 2006

12) Total holding following this notification

63,278,604

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.04%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification ......8 NOVEMBER 2006

LETTER TO: COMPASS GROUP PLC
DATED: 7TH NOVEMBER, 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 3rd November 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 63,278,604 Ordinary shares of Compass Group PLC, representing 3.04 per cent of the issued share capital of the Company (2,095,742,023)

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS Business group/legal entity Breakdown of position held (

UBS Global Asset Management(Life) Ltd	8,861,375 shares	0.43%
UBS AG London Branch	54,413,760 shares	2.61%
UBS Securities LLC	3,054 shares	0.00%
UBS AG - Total	63,278,604 shares	3.04%

From UBS AG

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:35 08-Nov-06
Number	7888L

8th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 287.0446 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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RECEIVED
2007 JUN 23 A

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 13-Nov-06
Number	0091M

13th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 287.464286 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 14-Nov-06
Number	0828M

14th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 284.608929 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:43 15-Nov-06
Number	1659M

15th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 285.642857 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 16-Nov-06
Number	2361M

16th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 286.5357 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 17-Nov-06
Number	3166M

17th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 November 2006 it purchased for cancellation 575,000 ordinary shares at a price of 287.728261 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 20-Nov-06
Number	3865M

20th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 287.089286 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:23 21-Nov-06
Number	4748M

21st November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 286.417857 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:44 22-Nov-06
Number	5599M

22nd November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 285.883929 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	10:44 23-Nov-06
Number	5797M

RNS Number:5797M
Compass Group PLC
23 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

20 NOVEMBER 2006

11) Date listed company informed

23 NOVEMBER 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification ......23 NOVEMBER 2006

LETTER TO: COMPASS GROUP PLC
DATED: 21ST NOVEMBER, 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 20th November 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in Ordinary shares of Compass Group PLC.
From UBS AG

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Derham, Andrew

From: Internal Comms, Group

Sent: 24 November 2006 08:55

Subject: Purchasing Move to Compass House

We can now confirm that our colleagues in Purchasing are moving into Compass House over the weekend of 2-3 December, ready for business on Monday 4th. Whilst many of them are already familiar with Compass House, some of the team will be having a proper tour of the building on Tuesday 28th November, so don't be surprised to see 10 or so people walking through your floor.

To help everyone get to know each other better and for those of us in Compass House to understand more about what the Purchasing team do and vice versa, we'll be organising some short introductory sessions – dates and times to be confirmed. Plus, of course, the Purchasing team have planned it well, moving in in good time for our Christmas lunch on the 20th.

We look forward to welcoming our colleagues to Compass House.

Group Internal Communications

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2007 JAN 23 A 8:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:46 23-Nov-06
Number	6433M

23rd November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 283.160714 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 24-Nov-06
Number	7142M

24th November 2006

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 November 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 278.345 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:13 27-Nov-06
Number	7352M

RNS Number:7352M
Compass Group PLC
27 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

22 NOVEMBER 2006

11) Date listed company informed

27 NOVEMBER 2006

12) Total holding following this notification

65,164,757

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.12%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 27 NOVEMBER 2006

Letter to Compass Group PLC dated 24th November 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 22nd November 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 65,164,757 Ordinary Shares of Compass Group PLC, representing 3.12 per cent of the issued share capital of the Company (2,090,267,023).

1,325,000 of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management (Life) Ltd	8,861,375 shares	0.42%
UBS AG London Branch	53,652,608 shares	2.56%
UBS AG (Switzerland)	2,639,068 shares	0.13%
UBS Securities LLC	11,706 shares	0.00%
UBS AG - Total	65,164,757 shares	3.12%

From UBS AG

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	07:00 29-Nov-06
Number	8769M

RNS Number:8769M
Compass Group PLC
29 November 2006

COMPASS GROUP PLC

BOARD CHANGES

Sir Roy Gardner, Chairman, today announced a number of changes to the Board of Compass Group PLC.

Sir Ian Robinson, Chairman of Ladbrokes plc (formerly Hilton Group PLC) and a non-executive director of Scottish & Newcastle plc and Siemens Holdings plc will join the Board as a non-executive director on 1st December 2006. Gary Green who runs Compass Group's operations in North America will join the Board as an executive director on 1st January 2007.

After seven years as a non-executive director Val Gooding will step down from the Board on 31st December 2006.

Commenting on the changes Sir Roy Gardner, Chairman said:

"Since becoming Chairman I have been looking at the skills required to meet the future needs of the business. The appointment in June of Richard Cousins as Group Chief Executive and today's announcement are part of a process of reinvigorating the Compass Group Board.

"Sir Ian Robinson's experience in the hospitality and service industries and international business will be invaluable to the Group.

"Gary Green has been with the Group for over 20 years and has a strong track record of achievement, particularly in leading the successful development of our business in North America.

"I would like to place on record the Board's appreciation of Val Gooding's enormous commitment and dedication to the Group."

- Ends -

Note to Editors:

Sir Ian Robinson

Non Executive Director, Age 64

Appointed to the Board with effect from December 2006. He is Chairman of Ladbrokes plc (formerly Hilton Group PLC), a non-executive director of Scottish & Newcastle plc and Siemens Holdings plc. He is a former Chairman of Amey plc, Chief Executive of Scottish Power plc and non-executive director of ASDA plc and RMC plc. Sir Ian is a Fellow of the Royal Academy of Engineers, a Fellow of the Institution of Chemical Engineers, a member of the Takeover Panel and received

his Knighthood in 2000 for services to the electricity industry.

Gary Green

Group Managing Director - USA Canada and Latin America, Age 49

Appointed to the Board with effect from January 2007. Joined the Group in 1986 in a senior finance role in the UK Division and became a UK divisional director in 1992. Relocated to the USA in 1994 as Chief Finance Officer of the Group's North American Division and in 1999 became Chief Executive Officer. Appointed Chief Executive Officer of the Americas in January 2005.

Val Gooding CBE

Non Executive Director, Age 56

Appointed to the Board in January 2000. She is Chief Executive of BUPA, a non-executive director of Standard Chartered PLC and a former non-executive director of BAA plc and Cable and Wireless Communications plc. She is a member of the Council of the University of Warwick and co-chair of the Advisory Board of the Warwick Business School. She is a trustee of the British Museum, the President of International Federation of Health Plans and a non-executive director of the Lawn Tennis Association. Val is a member of the Nomination and Remuneration Committees and was awarded a CBE in 2002 for services to business.

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 30-Nov-06
Number	0345N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 November 2006 it purchased for cancellation 700,000 ordinary shares at a price of 287.7900 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:29 01-Dec-06
Number	0662N

RNS Number:0662N
Compass Group PLC
01 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER WITH A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

28 NOVEMBER 2006

11) Date company informed

1 DECEMBER 2006

12) Total holding following this notification

63,159,009

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

3.05%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification 1 DECEMBER 2006

LETTER TO: Compass Group PLC
DATED: 30 November 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 28 November 06 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.03%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 2,087,867,023 is the latest figure available to us.

FROM: Geoff Smith
Barclays PLC

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL: 0533153

As at 28 November 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 63,159,009 ORD GBP0.10 representing 3.03% of the issued share capital of 2,087,867,023 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	18,231,904	.8732
Barclays Life Assurance Co Ltd	2,835,874	.1358
Barclays Private Bank and Trust Ltd	4,153	.0002
Barclays Private Bank and Trust Ltd	1,358	.0001
Barclays Global Fund Advisors	7,925,735	.3796
Barclays Global Investors Australis Ltd	186,543	.0089
Barclays Bank Trust Company Ltd	94,939	.0045
Barclays Global Investors Canada Ltd	164,148	.0079
Barclays Global Investors Japan Ltd	212,384	.0102
Barclays Global Investors Japan Trust & Banking	2,452,431	.1175
Barclays Private Bank Ltd	9,000	.0004
Barclays Capital Inc	685,000	.0328
Gerrard Ltd	4,735,535	.2268
Barclays Capital Securities Ltd	11,004,446	.5271
Barclays Global Investors N.A.	14,615,559	.7000
Group Holding	63,159,009	3.0250

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 28 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 63,159,009 ORD GBP0.10 representing 3.03% of the issued share capital of 2,087,867,023 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	1,284,666
BANK OF NEW YORK		152,992
Barclays Capital Nominees Ltd.		685,000
Barclays Capital Nominees Ltd.		10,502,027
Barclays Global Investors Canada		164,148
Barclays Trust Co & Others		22,785
Barclays Trust Co DMC69		28,000
Barclays Trust Co R69		44,154
CHASE NOMINEES LTD	16376	1,076,154
CHASE NOMINEES LTD	28270	714,849
Clydesdale Nominees HGB0225	00120147102	1,358
Durlacher Nominees Limited		502,419
Gerrard Nominees Limited	602394	1,700
Gerrard Nominees Limited	605704	1,000
Gerrard Nominees Limited	608300	1,900
Gerrard Nominees Limited	611717	3,561
Gerrard Nominees Limited	643975	1,811
Gerrard Nominees Limited	659645	2,632
Gerrard Nominees Limited	660574	800
Gerrard Nominees Limited	660758	12,000
Gerrard Nominees Limited	768557	19,500
Gerrard Nominees Limited	774160	1,400
Greig Middleton Nominees Limited (GM1)		832,139
Greig Middleton Nominees Ltd (GM3)	220805DN	122,244
INVESTORS BANK AND TRUST CO.		7,925,735
INVESTORS BANK AND TRUST CO.		13,297,292
JP MORGAN (BGI CUSTODY)	16331	523,947
JP MORGAN (BGI CUSTODY)	16338	123,758
JP MORGAN (BGI CUSTODY)	16341	1,158,289

JP MORGAN (BGI CUSTODY)	16342	277,843
JP MORGAN (BGI CUSTODY)	16400	15,705,641
JP MORGAN (BGI CUSTODY)	17011	37,188
JP MORGAN (BGI CUSTODY)	18408	165,443
JPMORGAN CHASE BANK		70,552
JPMORGAN CHASE BANK		186,543
JPMorgan Chase Bank		2,452,431
JPMorgan Chase Bank		143,335
Mellon Trust - US CUSTODIAN/		75,602
Mitsui Asset		38,232
R C Greig Nominees Limited		2,487,510
R C Greig Nominees Limited GP1		213,518
R C Greig Nominees Limited SA1		132,760
R C Greig Nominees Limited a/c AK1		544,728
R C Greig Nominees Limited a/c BL1		291,104
R C Greig Nominees Limited a/c BL1	RES	665
R C Greig Nominees Limited a/c CM1		64,563
Reflex Nominees Limited		4,153
STATE STREET BOSTON		1,019,121
Trust & Custody Services Bank		30,817
ZEBAN NOMINEES LIMITED		9,000
	Total	63,159,009

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 01-Dec-06
Number	1272N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 292.0000 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Declaration
Released	09:49 04-Dec-06
Number	1536N

RNS Number:1536N
Compass Group PLC
04 December 2006

New Directors Declarations

Following the announcement on 29 November 2006 of the appointments to the Board of Compass Group of Sir Ian Robinson as a non-executive director and Gary Green as an executive director, Compass Group confirms that there are no details to report under LR 9.6.13R (1) to (6) of the UK Listing Authority Listing Rules in respect of Sir Ian Robinson or Gary Green.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:49 04-Dec-06
Number	2135N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 291.5000 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:50 05-Dec-06
Number	2653N

RNS Number:2653N
Compass Group PLC
05 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

30 NOVEMBER 2006

11) Date listed company informed

5 DECEMBER 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.0%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 5 DECEMBER 2006

Letter to Compass Group PLC
dated 4th December 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 30th November 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in Ordinary shares of Compass Group PLC.

From UBS AG

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:00 05-Dec-06
Number	2656N

RNS Number:2656N
Compass Group PLC
05 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

30 NOVEMBER 2006

11) Date listed company informed

5 DECEMBER 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.0%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ....5 DECEMBER 2006........

Letter to: Compass Group PLC
Dated: 01 December 2006

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 30 November-06 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 2,087,167,023.

From: Geoff Smith
Barclays PLC

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:55 05-Dec-06
Number	3106N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 290.9200 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 06-Dec-06
Number	3987N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 288.0200 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:55 07-Dec-06
Number	4898N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 December 2006 it purchased for cancellation 100,000 ordinary shares at a price of 288.0000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 08-Dec-06
Number	5745N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 December 2006 it purchased for cancellation 300,000 ordinary shares at a price of 288.9000 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:53 11-Dec-06
Number	6647N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 290.4464 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 12-Dec-06
Number	7592N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 288.8647 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:52 13-Dec-06
Number	8488N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 December 2006 it purchased for cancellation 450,000 ordinary shares at a price of 292.2891 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	18:02 13-Dec-06
Number	8574N

RNS Number:8574N
Compass Group PLC
13 December 2006

Director's Retirement

Compass Group PLC (the "Company") announces that after 13 years as a non-executive director, the majority of that time as Senior Independent Director and Deputy Chairman, Peter Cawdron has decided not to seek re-election and will retire at the conclusion of the Company's Annual General Meeting to be held on 16 February 2007.

Sir Roy Gardner, Chairman, commented: "I would like to place on record the Board's appreciation of Peter Cawdron's enormous commitment and dedication to the Company".

- Ends -

Note to Editors:

Peter Cawdron
Senior Independent Director and Deputy Chairman Age 63
Appointed to the Board in November 1993. He is Chairman of GCAP Media PLC and a non-executive director of a number of companies, including ARM Holdings PLC, Johnston Press PLC, Prostrakan Group PLC, Punch Taverns PLC and The Capita Group PLC. Peter is a former director of Arla Foods UK PLC, Christian Salvesen PLC and Grand Metropolitan PLC. He is Chairman of the Remuneration Committee and a member of the Nomination Committee.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 14-Dec-06
Number	9486N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 December 2006 it purchased for cancellation 460,000 ordinary shares at a price of 292.6923 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 15-Dec-06
Number	0557O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 December 2006 it purchased for cancellation 200,000 ordinary shares at a price of 293.8060 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 18-Dec-06
Number	1671O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 294.5783 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares-AMD
Released	14:50 19-Dec-06
Number	25000

Compass Group PLC

Purchase of own shares for cancellation

The issuer clarifies that the Transaction in Own Shares announcement released at 17:03 on 18 December 2006 under RNS Number 16710 contains an error. The price paid was 294.5785 pence per share not 294.5783 pence per share.

The full corrected announcement reads as follows:

Compass Group PLC announces that on 18 December 2006 it purchased for cancellation 700,000 ordinary shares at a price of 294.5785 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:48 19-Dec-06
Number	2711O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 December 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 292.7134 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 20-Dec-06
Number	3857O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 December 2006 it purchased for cancellation 1,000,000 ordinary shares at a price of 292.5010 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:13 21-Dec-06
Number	5140O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 December 2006 it purchased for cancellation 860,000 ordinary shares at a price of 288.8752 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	11:54 27-Dec-06
Number	6575O

RNS Number:6575O
Compass Group PLC
27 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   COMPASS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i)

3. Name of person discharging managerial responsibilities/director

   GARY GREEN - A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES.

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   GARY GREEN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF TEN PENCE

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

GARY GREEN

8. State the nature of the transaction

SATISFACTION OF ENTITLEMENT TO SHARES IN CONNECTION WITH BONUS ARRANGEMENT FOR THE YEAR ENDED 30 SEPTEMBER 2003.

9. Number of shares, debentures or financial instruments relating to shares acquired

81,309

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

NIL CONSIDERATION. THE MARKET VALUE ON THE DATE OF THE TRANSACTION WAS 285.25p PER SHARE.

14. Date and place of transaction

22 DECEMBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

624,270 SHARES - 0.03%

16. Date issuer informed of transaction

22 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

TIM MASON, TEL. 01932 573000

Name and signature of duly authorised officer of issuer responsible for making notification

TIM MASON

Date of notification 27 DECEMBER 2006

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	16:47 27-Dec-06
Number	6885O

RNS Number:6885O
Compass Group PLC
27 December 2006

27 December 2006

Compass Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, Compass Group PLC's issued share capital consists of 2,057,787,640 ordinary 10p shares each with equal voting rights. Compass Group PLC does not hold any ordinary shares in treasury.

Therefore the total number of voting rights in Compass Group PLC is 2,057,787,640.

The above figure, 2,057,787,640 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 27-Dec-06
Number	6911O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 December 2006 it purchased for cancellation 425,000 ordinary shares at a price of 290.7188 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,057,362,640.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:53 28-Dec-06
Number	7391O

RNS Number:7391O
Compass Group PLC
28 December 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 28-Dec-06
Number	7500O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 December 2006 it purchased for cancellation 520,000 ordinary shares at a price of 292.8261 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,056,842,640.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:48 02-Jan-07
Number	87500

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 January 2007 it purchased for cancellation 440,000 ordinary shares at a price of 293.6009 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,056,470,377.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 03-Jan-07
Number	9498O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 January 2007 it purchased for cancellation 530,000 ordinary shares at a price of 295.8432 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,055,940,377.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 04-Jan-07
Number	0201P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 January 2007 it purchased for cancellation 1,500,000 ordinary shares at a price of 292.6230 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,054,440,377.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 05-Jan-07
Number	0914P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 291.8672 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,053,440,377.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:36 08-Jan-07
Number	1772P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 294.7008 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,052,440,377.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:14 09-Jan-07
Number	2533P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 January 2007 it purchased for cancellation 1,500,000 ordinary shares at a price of 293.5936 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,051,179,928.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 10-Jan-07
Number	3314P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 293.5260 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,050,179,928.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:34 11-Jan-07
Number	4087P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 January 2007 it purchased for cancellation 65,000 ordinary shares at a price of 293.9470 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,050,114,928.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:25 12-Jan-07
Number	4833P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 303.5789 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,049,114,928.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 15-Jan-07
Number	5563P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 January 2007 it purchased for cancellation 500,000 ordinary shares at a price of 307.1154 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,048,614,928.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 16-Jan-07
Number	6301P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 January 2007 it purchased for cancellation 700,000 ordinary shares at a price of 305.9090 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,047,914,928.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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RECEIVED

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Annual Report and Accounts
Released	16:14 17-Jan-07
Number	6982P

RNS Number:6982P
Compass Group PLC
17 January 2007

Compass Group PLC - Annual Report 2006, Annual Review 2006 & Notice of Annual General Meeting 2007

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Annual Information Update
Released	18:22 17-Jan-07
Number	7017P

RNS Number:7017P
Compass Group PLC
17 January 2007

Letter to: RNS

Compass Group PLC - Annual Information Update

In accordance with Prospectus Rule 5.2, Compass Group PLC is pleased to provide its second Annual Information Update relating to information that has been published or made available to the public between 10 January 2006 and 17 January 2007. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

From: Andrew V Derham
(Deputy Company Secretary)

1 Announcements made via RNS, a regulatory information service

All of the documents listed below were published via RNS, a Regulatory Information Service.

Date	Brief description of announcement
17.01.07	Annual Information Update for the period up to 17.01.07
17.01.07	Annual Report 2006, Annual Review 2006 & Notice of AGM - available for viewing at the Document Viewing Facility
16.01.07	Purchase by the Company of 700,000 of own shares for cancellation
15.01.07	Purchase by the Company of 500,000 of own shares for cancellation
12.01.07	Purchase by the Company of 1,000,000 of own shares for cancellation
11.01.07	Purchase by the Company of 65,000 of own shares for cancellation
10.01.07	Purchase by the Company of 1,000,000 of own shares for cancellation
09.01.07	Purchase by the Company of 1,500,000 of own shares for cancellation
08.01.07	Purchase by the Company of 1,000,000 of own shares for cancellation
05.01.07	Purchase by the Company of 1,000,000 of own shares for cancellation

04.01.07	Purchase by the Company of 1,500,000 of own shares for cancellation
03.01.07	Purchase by the Company of 530,000 of own shares for cancellation
02.01.07	Purchase by the Company of 440,000 of own shares for cancellation
28.12.06	Purchase by the Company of 520,000 of own shares for cancellation
28.12.06	Notification of major interests in shares from Brandes Investment Partners L.P.
27.12.06	Purchase by the Company of 425,000 of own shares for cancellation
27.12.06	Announcement in respect of the Company's total number of voting rights and issued share capital
27.12.06	Notification of changes of interests of directors, PDMRs or connected persons
21.12.06	Purchase by the Company of 860,000 of own shares for cancellation
20.12.06	Purchase by the Company of 1,000,000 of own shares for cancellation
19.12.06	Purchase by the Company of 1,000,000 of own shares for cancellation
19.12.06	Amended announcement relating to the previous purchase by the Company, on 18 December 2006, of 700,000 of own shares for cancellation
18.12.06	Purchase by the Company of 700,000 of own shares for cancellation
15.12.06	Purchase by the Company of 200,000 of own shares for cancellation
14.12.06	Purchase by the Company of 460,000 of own shares for cancellation
13.12.06	Update relating to the structure of the Board of Directors
13.12.06	Purchase by the Company of 450,000 of own shares for cancellation
12.12.06	Purchase by the Company of 700,000 of own shares for cancellation
11.12.06	Purchase by the Company of 700,000 of own shares for cancellation
08.12.06	Purchase by the Company of 300,000 of own shares for cancellation
07.12.06	Purchase by the Company of 100,000 of own shares for cancellation
06.12.06	Purchase by the Company of 700,000 of own shares for cancellation
05.12.06	Purchase by the Company of 700,000 of own shares for cancellation
05.12.06	Notification regarding major interests in shares from Barclays PLC
05.12.06	Notification regarding major interests in shares from UBS AG
04.12.06	Purchase by the Company of 700,000 of own shares for cancellation
04.12.06	Announcement in respect on New Directors' Declarations
01.12.06	Purchase by the Company of 700,000 of own shares for cancellation
01.12.06	Notification of major interests in shares from Barclays PLC
30.11.06	Purchase by the Company of 700,000 of own shares for cancellation

29.11.06	Update relating to the structure of the Board of Directors
29.11.06	Preliminary final results for the financial year ended 30.09.06
27.11.06	Notification of major interests in shares from UBS AG
24.11.06	Purchase by the Company of 1,000,000 of own shares for cancellation
23.11.06	Purchase by the Company of 700,000 of own shares for cancellation
23.11.06	Notification regarding major interests in shares from UBS AG
22.11.06	Purchase by the Company of 700,000 of own shares for cancellation
21.11.06	Purchase by the Company of 700,000 of own shares for cancellation
20.11.06	Purchase by the Company of 700,000 of own shares for cancellation
17.11.06	Purchase by the Company of 575,000 of own shares for cancellation
16.11.06	Purchase by the Company of 700,000 of own shares for cancellation
15.11.06	Purchase by the Company of 700,000 of own shares for cancellation
14.11.06	Purchase by the Company of 700,000 of own shares for cancellation
13.11.06	Purchase by the Company of 700,000 of own shares for cancellation
08.11.06	Purchase by the Company of 700,000 of own shares for cancellation
08.11.06	Notification of major interests in shares from UBS AG
07.11.06	Purchase by the Company of 700,000 of own shares for cancellation
06.11.06	Purchase by the Company of 700,000 of own shares for cancellation
03.11.06	Purchase by the Company of 700,000 of own shares for cancellation
02.11.06	Purchase by the Company of 700,000 of own shares for cancellation
01.11.06	Purchase by the Company of 700,000 of own shares for cancellation
31.10.06	Purchase by the Company of 700,000 of own shares for cancellation
30.10.06	Purchase by the Company of 700,000 of own shares for cancellation
27.10.06	Purchase by the Company of 700,000 of own shares for cancellation
27.10.06	Sale of shares of the Company by the Trustee of the Compass Group Employee Trust No.2
26.10.06	Purchase by the Company of 700,000 of own shares for cancellation
25.10.06	Purchase by the Company of 700,000 of own shares for cancellation
24.10.06	Purchase by the Company of 700,000 of own shares for cancellation
23.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
20.10.06	Purchase by the Company of 700,000 of own shares for cancellation
19.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation

18.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
17.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
16.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
16.10.06	Block listing interim review - SAYE Scheme
16.10.06	Block listing interim review - Management Share Option Plan
16.10.06	Block listing interim review - Executive Share Option Plan
16.10.06	Block listing interim review - Executive Share Option Plan
16.10.06	Announcement in relation to ESS/ES-KO and Supreme (UN) litigation
13.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
12.10.06	Purchase by the Company of 850,000 of own shares for cancellation
12.10.06	Notification regarding major interests in shares from UBS AG
11.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
10.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
09.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
06.10.06	Purchase by the Company of 800,000 of own shares for cancellation
05.10.06	Purchase by the Company of 1,200,000 of own shares for cancellation
04.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
03.10.06	Purchase by the Company of 1,200,000 of own shares for cancellation
02.10.06	Purchase by the Company of 1,000,000 of own shares for cancellation
29.09.06	Acquisition of shares of the Company by the Trustee of the Compass Group Employee Trust No.2
29.09.06	Purchase by the Company of 1,500,000 of own shares for cancellation
28.09.06	Purchase by the Company of 680,000 of own shares for cancellation
27.09.06	Purchase by the Company of 1,000,000 of own shares for cancellation
27.09.06	Pre-close period trading update
25.09.06	Purchase by the Company of 1,000,000 of own shares for cancellation
22.09.06	Purchase by the Company of 1,000,000 of own shares for cancellation
21.09.06	Purchase by the Company of 85,000 of own shares for cancellation
20.09.06	Purchase by the Company of 450,000 of own shares for cancellation
19.09.06	Purchase by the Company of 900,000 of own shares for cancellation
18.09.06	Purchase by the Company of 700,000 of own shares for cancellation
15.09.06	Purchase by the Company of 1,000,000 of own shares for cancellation
14.09.06	Purchase by the Company of 850,000 of own shares for cancellation

13.09.06	Purchase by the Company of 1,000,000 of own shares for cancellation
12.09.06	Purchase by the Company of 750,000 of own shares for cancellation
11.09.06	Purchase by the Company of 800,000 of own shares for cancellation
08.09.06	Purchase by the Company of 750,000 of own shares for cancellation
07.09.06	Purchase by the Company of 1,056,000 of own shares for cancellation
06.09.06	Purchase by the Company of 1,000,000 of own shares for cancellation
05.09.06	Purchase by the Company of 1,000,000 of own shares for cancellation
04.09.06	Purchase by the Company of 500,000 of own shares for cancellation
01.09.06	Purchase by the Company of 500,000 of own shares for cancellation
31.08.06	Purchase by the Company of 1,000,000 of own shares for cancellation
30.08.06	Purchase by the Company of 1,000,000 of own shares for cancellation
29.08.06	Purchase by the Company of 750,000 of Own shares for cancellation
25.08.06	Purchase by the Company of 500,000 of own shares for cancellation
24.08.06	Purchase by the Company of 1,000,000 of own shares for cancellation
23.08.06	Purchase by the Company of 500,000 of own shares for cancellation
22.08.06	Purchase by the Company of 900,000 of own shares for cancellation
22.08.06	Notification of major interests in shares from Harris Associates L.P.
21.08.06	Purchase by the Company of 370,000 of own shares for cancellation
18.08.06	Purchase by the Company of 500,000 of own shares for cancellation
17.08.06	Purchase by the Company of 330,000 of own shares for cancellation
16.08.06	Purchase by the Company of 350,000 of own shares for cancellation
15.08.06	Purchase by the Company of 50,000 of own shares for cancellation
14.08.06	Purchase by the Company of 500,000 of own shares for cancellation
11.08.06	Purchase by the Company of 500,000 of own shares for cancellation
10.08.06	Purchase by the Company of 875,000 of own shares for cancellation
09.08.06	Purchase by the Company of 500,000 of own shares for cancellation
08.08.06	Purchase by the Company of 1,000,000 of own shares for cancellation
07.08.06	Purchase by the Company of 836,000 of own shares for cancellation
04.08.06	Purchase by the Company of 1,000,000 of own shares for cancellation
03.08.06	Purchase by the Company of 880,000 of own shares for cancellation
02.08.06	Purchase by the Company of 770,000 of own shares for cancellation

01.08.06	Purchase by the Company of 900,000 of own shares for cancellation
31.07.06	Notification regarding major interests in shares from Deutsche Bank AG
31.07.06	Purchase by the Company of 500,000 of own shares for cancellation
27.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
26.07.06	Purchase by the Company of 615,000 of own shares for cancellation
25.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
24.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
24.07.06	Notification regarding major interests in shares from Barclays PLC
21.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
20.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
20.07.06	Notification of major interests in shares from Barclays PLC
19.07.06	Purchase by the Company of 770,000 of own shares for cancellation
18.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
17.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
17.07.06	Notification of major interests in shares from Deutsche Bank AG
14.07.06	Purchase by the Company of 1,300,000 of own shares for cancellation
13.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
12.07.06	Purchase by the Company of 1,500,000 of own shares for cancellation
11.07.06	Purchase by the Company of 1,035,000 of own shares for cancellation
10.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
10.07.06	Notification of major interests in shares from Barclays PLC
07.07.06	Purchase by the Company of 1,000,000 of own shares for cancellation
06.07.06	Purchase by the Company of 1,500,000 of own shares for cancellation
06.07.06	Notification regarding major interests in shares from Aviva PLC
05.07.06	Purchase by the Company of 1,500,000 of own shares for cancellation
05.07.06	Notification of major interests in shares from Barclays PLC
04.07.06	Purchase by the Company of 615,000 of own shares for cancellation
03.07.06	Purchase by the Company of 64,000 of own shares for cancellation
30.06.06	Purchase by the Company of 1,000,000 of own shares for cancellation
29.06.06	Purchase by the Company of 100,000 of own shares for cancellation
28.06.06	Purchase by the Company of 1,000,000 of own shares for cancellation
27.06.06	Purchase by the Company of 1,000,000 of own shares for cancellation

26.06.06	Purchase by the Company of 650,000 of own shares for cancellation
26.06.06	Notification of major interests in shares from Legal & General Group plc
23.06.06	Purchase by the Company of 850,000 of own shares for cancellation
22.06.06	Purchase by the Company of 150,000 of own shares for cancellation
20.06.06	Purchase by the Company of 1,000,000 of own shares for cancellation
19.06.06	Purchase by the Company of 1,000,000 of own shares for cancellation
15.06.06	Announcement of the completion of the sale of the Company's travel concession catering operations (Select Service Partner)
15.06.06	Notification regarding major interests in shares from Deutsche Bank AG
14.06.06	Notification of changes of interests in shares of Directors and PDMRs
09.06.06	Interim Report 2006 - available at the Document Viewing Facility
02.06.06	Notification of major interests in shares from Barclays PLC
02.06.06	Notification of major interests in shares from Brandes Investment Partners L.P.
23.05.06	Notification of major interests in shares from Barclays PLC
17.05.06	Notification regarding major interests in shares from Barclays PLC
17.05.06	Notification of changes of interests in shares of directors, PDMRs or connected persons
16.05.06	Interim results for the 6 months ended 31.03.06
09.05.06	Results of the extraordinary general meeting of the Company in respect of the sale of the Company's travel concession catering operations (Select Service Partner)
26.04.06	Update to the senior management structure
21.04.06	Announcement of the issue by the Company of a shareholder circular and notice of an extraordinary general meeting in respect of the sale of the Company's travel concession catering operations (Select Service Partner)
09.04.06	Announcement of the sale by the Company of its travel concession catering operations (Select Service Partner)
03.04.06	Block listing interim review - Management Share Option Plan
03.04.06	Block listing interim review - Executive Share Option Plan
03.04.06	Block listing interim review - Executive Share Option Plan
03.04.06	Block listing interim review - SAYE Scheme
31.03.06	New Director's declaration

29.03.06	Announcement of a further US Complaint issued, but not served, against the Company by a competitor (ES-KO International, Inc.) making allegations in connection with United Nations contracting
28.03.06	Pre-close period trading update
24.03.06	Update relating to the structure of the Board of Directors
23.03.06	Notification of major interests in shares from UBS AG
16.03.06	Notification regarding major interests in shares from UBS AG
13.03.06	Notification of major interests in shares from Brandes Investment Partners L.P.
10.03.06	Notification of major interests in shares from UBS AG
10.03.06	Announcement of US legal proceedings issued, but not served, against the Company by a competitor (Supreme Foodservice AG) making allegations in connection with United Nations contracting
02.03.06	Notification of major interests in shares from Deutsche Bank AG
01.03.06	Announcement of adoption of International Financial Reporting Standards and the related preliminary restatement of the Company's 2005 financial information.
27.02.06	Notification of major interests in shares from Deutsche Bank AG
27.02.06	Notification of major interests in shares from Brandes Investment Partners L.P.
13.02.06	Resolutions relating to special business passed at the AGM on 10.02.06 - available for viewing at the Document Viewing Facility
10.02.06	AGM statement
08.02.06	Notification of major interests in shares from Deutsche Bank AG
06.02.06	Notification of major interests in shares from Deutsche Bank AG
01.02.06	Announcement of the conclusion of Freshfields investigation into the relationships between the Company's subsidiary (Eurest Support Services), IHC Services and the United Nations
27.01.06	Notification of major interests in shares from Deutsche Bank AG
24.01.06	Notification of major interests in shares from Brandes Investment Partners L.P.
23.01.06	Notification of major interests in shares from Deutsche Bank AG
13.01.06	Announcement of acquisition by the Compass Group of the remaining interest in Levy Restaurants

2 Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document filed
16.01.07	Form 169 - return by a company purchasing 1,850,000 of its own shares
16.01.07	Form 169 - return by a company purchasing 1,100,000 of its own shares
10.01.07	Form 169 - return by a company purchasing 2,100,000 of its own shares
10.01.07	Form 169 - return by a company purchasing 2,400,000 of its own shares
10.07.06	Form 288b - resignation of Val Gooding as a director of the Company
08.01.07	Form 88(2) - return of allotment of 186 shares on exercise of share options
08.01.07	Form 88(2) - return of allotment of 6,250 shares on exercise of share options
08.01.07	Form 88(2) - return of allotment of 512 shares on exercise of share options
08.01.07	Form 88(2) - return of allotment of 12,250 shares on exercise of share options
08.01.07	Form 88(2) - return of allotment of 363 shares on exercise of share options
08.01.07	Form 88(2) - return of allotment of 4,795 shares on exercise of share options
04.01.07	Form 169 - return by a company purchasing 2,100,000 of its own shares
04.01.07	Form 169 - return by a company purchasing 1,975,000 of its own shares
04.01.07	Form 169 - return by a company purchasing 2,100,000 of its own shares
21.12.06	Form 88(2) - return of allotment of 3,750 shares on exercise of share options
21.12.06	Form 88(2) - return of allotment of 13,250 shares on exercise of share options
20.12.06	Form 88(2) - return of allotment of 3,500 shares on exercise of share options
20.12.06	Form 88(2) - return of allotment of 2,116 shares on exercise of share options
20.12.06	Form 88(2) - return of allotment of 22,500 shares on exercise of share options
11.12.06	Form 169 - return by a company purchasing 2,100,000 of its own shares
11.12.06	Form 169 - return by a company purchasing 2,100,000 of its own shares

10.12.06	Form 288a - appointment of Sir Ian Robinson as a director of the Company
08.12.06	Form 88(2) - return of allotment of 1,100 shares on exercise of share options
08.12.06	Form 88(2) - return of allotment of 2,350 shares on exercise of share options
24.11.06	Form 88(2) - return of allotment of 11,475 shares on exercise of share options
24.11.06	Form 88(2) - return of allotment of 790 shares on exercise of share options
24.11.06	Form 88(2) - return of allotment of 2,116 shares on exercise of share options
23.11.06	Form 88(2) - return of allotment of 850 shares on exercise of share options
23.11.06	Form 88(2) - return of allotment of 12,000 shares on exercise of share options
22.11.06	Form 88(2) - return of allotment of 2,249 shares on exercise of share options
22.11.06	Form 88(2) - return of allotment of 33,000 shares on exercise of share options
22.11.06	Form 88(2) - return of allotment of 917 shares on exercise of share options
22.11.06	Form 88(2) - return of allotment of 788 shares on exercise of share options
22.11.06	Form 88(2) - return of allotment of 1,000 shares on exercise of share options
22.11.06	Form 88(2) - return of allotment of 1,116 shares on exercise of share options
21.11.06	Form 169 - return by a company purchasing 3,000,000 of its own shares
21.11.06	Form 169 - return by a company purchasing 2,850,000 of its own shares
21.11.06	Form 169 - return by a company purchasing 3,000,000 of its own shares
20.11.06	Form 169 - return by a company purchasing 2,100,000 of its own shares
20.11.06	Form 169 - return by a company purchasing 2,400,000 of its own shares
20.11.06	Form 169 - return by a company purchasing 2,700,000 of its own shares
17.11.06	Form 288c - change of particulars of Sir Roy Gardner as a director of the Company
17.11.06	Form 363 - Annual Return made up to 29.09.06

13.11.06	Form 88(2) - return of allotment of 401 shares on exercise of share options
13.11.06	Form 88(2) - return of allotment of 489 shares on exercise of share options
13.11.06	Form 88(2) - return of allotment of 971 shares on exercise of share options
06.11.06	Form 169 - return by a company purchasing 3,200,000 of its own shares
06.11.06	Form 169 - return by a company purchasing 3,180,000 of its own shares
06.11.06	Form 169 - return by a company purchasing 2,085,000 of its own shares
31.10.06	Form 88(2) - return of allotment of 1,250 shares on exercise of share options
31.10.06	Form 88(2) - return of allotment of 9,000 shares on exercise of share options
31.10.06	Form 88(2) - return of allotment of 1,166 shares on exercise of share options
31.10.06	Form 88(2) - return of allotment of 301 shares on exercise of share options
26.10.06	Form 88(2) - return of allotment of 3,581 shares on exercise of share options
26.10.06	Form 88(2) - return of allotment of 2,110 shares on exercise of share options
26.10.06	Form 88(2) - return of allotment of 23,500 shares on exercise of share options
20.10.06	Form 88(2) - return of allotment of 2,051 shares on exercise of share options
20.10.06	Form 88(2) - return of allotment of 3,750 shares on exercise of share options
20.10.06	Form 88(2) - return of allotment of 390,000 shares on exercise of share options
20.10.06	Form 88(2) - return of allotment of 12,000 shares on exercise of share options
20.10.06	Form 88(2) - return of allotment of 355 shares on exercise of share options
17.10.06	Form 88(2) - return of allotment of 5,000 shares on exercise of share options
17.10.06	Form 88(2) - return of allotment of 125 shares on exercise of share options
17.10.06	Form 88(2) - return of allotment of 48,979 shares on exercise of share options

17.10.06	Form 88(2) - return of allotment of 60 shares on exercise of share options
17.10.06	Form 88(2) - return of allotment of 730 shares on exercise of share options
16.10.06	Form 169 - return by a company purchasing 1,350,000 of its own shares
16.10.06	Form 169 - return by a company purchasing 2,550,000 of its own shares
10.10.06	Form 88(2) - return of allotment of 2,597 shares on exercise of share options
10.10.06	Form 88(2) - return of allotment of 2,470 shares on exercise of share options
28.09.06	Form 169 - return by a company purchasing 2,000,000 of its own shares
28.09.06	Form 169 - return by a company purchasing 2,806,000 of its own shares
28.09.06	Form 169 - return by a company purchasing 2,550,000 of its own shares
28.09.06	Form 169 - return by a company purchasing 2,750,000 of its own shares
28.09.06	Form 169 - return by a company purchasing 2,000,000 of its own shares
28.09.06	Form 169 - return by a company purchasing 1,770,000 of its own shares
21.09.06	Form 88(2) - return of allotment of 306 shares on exercise of share options
21.09.06	Form 88(2) - return of allotment of 3,239 shares on exercise of share options
20.09.06	Form 88(2) - return of allotment of 7,500 shares on exercise of share options
20.09.06	Form 88(2) - return of allotment of 1,339 shares on exercise of share options
20.09.06	Form 88(2) - return of allotment of 153 shares on exercise of share options
11.09.06	Form 169 - return by a company purchasing 730,000 of its own shares
11.09.06	Form 169 - return by a company purchasing 1,875,000 of its own shares
11.09.06	Form 169 - return by a company purchasing 2,336,000 of its own shares
11.09.06	Form 88(2) - return of allotment of 122 shares on exercise of share options
11.09.06	Form 88(2) - return of allotment of 62,500 shares on exercise of

share options

07.09.06	Form 88(2) - return of allotment of 1,604 shares on exercise of share options
06.09.06	Form 88(2) - return of allotment of 5,563 shares on exercise of share options
06.09.06	Form 88(2) - return of allotment of 1,813 shares on exercise of share options
06.09.06	Form 88(2) - return of allotment of 3,163 shares on exercise of share options
06.09.06	Form 88(2) - return of allotment of 1,142 shares on exercise of share options
06.09.06	Form 88(2) - return of allotment of 1,500 shares on exercise of share options
06.09.06	Form 88(2) - return of allotment of 850 shares on exercise of share options
29.08.06	Form 169 - return by a company purchasing 2,650,000 of its own shares
29.08.06	Form 169 - return by a company purchasing 2,400*000 of its own shares
18.08.06	Form 169 - return by a company purchasing 2,615,000 of its own shares
18.08.06	Form 169 - return by a company purchasing 2,770,000 of its own shares
18.08.06	Form 169- return by a company purchasing 3,300,000 of its own shares
17.08.06	Form 169 - return by a company purchasing 3,535,000 of its own shares
17.08.06	Form 169 - return by a company purchasing 3,500,000 of its own shares
17.08.06	Form 169 - return by a company purchasing 2,179,000 of its own shares
16.08.06	Form 288c - change of particulars of Sir Roy Gardner as a director of the Company
10.08.06	Form 88(2) - return of allotment of 284 shares on exercise of share options
10.08.06	Form 88(2) - return of allotment of 1,887 shares on exercise of share options
10.08.06	Form 88(2) - return of allotment of 1,847 shares on exercise of share options
10.08.06	Form 88(2) - return of allotment of 1,250 shares on exercise of share options
04.08.06	Form 169 - return by a company purchasing 2,500,000 of its own shares

04.08.06	Form 169 - return by a company purchasing 2,100,000 of its own shares
27.07.06	Form 88(2) - return of allotment of 4,140 shares on exercise of share options
27.07.06	Form 88(2) - return of allotment of 446 shares on exercise of share options
27.07.06	Form 88(2) - return of allotment of 9,375 shares on exercise of share options
27.07.06	Form 88(2) - return of allotment of 853 shares on exercise of share options
25.07.06	Form 169 - return by a company purchasing 2,150,000 of its own shares
19.07.06	Form 88(2) - return of allotment of 3,500 shares on exercise of share options
19.07.06	Form 88(2) - return of allotment of 6,875 shares on exercise of share options
19.07.06	Form 88(2) - return of allotment of 31,250 shares on exercise of share options
18.07.06	Form 88(2) - return of allotment of 2,511 shares on exercise of share options
10.07.06	Form 288b - resignation of Sir Francis Mackay as a director of the Company
29.06.06	Form 88(2) - return of allotment of 65,498 shares on exercise of share options
29.06.06	Form 88(2) - return of allotment of 1,618 shares on exercise of share options
29.06.06	Form 88(2) - return of allotment of 1,395 shares on exercise of share options
22.06.06	Form 88(2) - return of allotment of 139 shares on exercise of share options
09.06.06	Form 288b - resignation of Michael Bailey as a director of the Company
05.06.06	Form 88(2) - return of allotment of 2,873 shares on exercise of share options
26.05.06	Form 88(2) - return of allotment of 1,255 shares on exercise of share options
24.05.06	Form 288a - appointment of Richard Cousins as a director of the Company
11.05.06	Form 88(2) - return of allotment of 976 shares on exercise of share options
04.05.06	Form 88(2) - return of allotment of 1,116 shares on exercise of share options

04.05.06	Form 88(2) - return of allotment of 837 hares on exercise of share options
11.04.06	Form 88(2) - return of allotment of 585 shares on exercise of share options
15.03.06	Form 88(2) - return of allotment of 25,252 shares on exercise of share options
15.03.06	Form 88(2) - return of allotment of 279 shares on exercise of share options
22.02.06	Annual Accounts of the Group for the year ended 30.09.06
22.02.06	Relevant Resolutions passed at the AGM held on 10.02.06
16.02.06	Form 88(2) - return of allotment of 418 shares on exercise of share options
16.02.06	Form 88(2) - return of allotment of 418 shares on exercise of share options
10.02.06	Form 288c - change of particulars of Valerie Gooding as a director of the Company
16.01.06	Form 88(2) - return of allotment of 279 shares on exercise of share options

Regulatory announcements released via RNS can be downloaded from the London Stock Exchange website www.londonstockexchange.com from the Prices and News/Market news area and searching using Compass Group PLC's code "CPG"

Documents submitted to the FSA can be viewed via its Document Viewing Facility situated at:

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 North Colonnade
Canary Wharf
London E14 5HS
(T) 020 7066 1000
www.fsa.gov.uk

Documents filed at Companies House can be obtained from:

Companies House
Crown Way Cardiff
CF14 3UZ

3 Annual and Interim Reports

The Company's Annual Report 2006, Annual Review 2006 and Notice of Annual General Meeting 2007 (were each filed with the UKLA Document Viewing Facility on 17 January 2007) and together with the Interim Report 2006 (published on 16 May 2006) are available on the Company's website at www.compass-group.com.

END

Close

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 –Return by a company purchasing 2,150,000 of its own shares for cancellation (June 27, 2006).
2. Companies Form No. 288b – Resignation of Sir Francis Mackay as a director of Compass Group PLC (June 30, 2006).
3. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (July 14, 2006).
4. Companies Form No. 169 –Return by a company purchasing 2,500,000 of its own shares for cancellation (July 14, 2006).
5. Companies Form No. 169 –Return by a company purchasing 2,179,000 of its own shares for cancellation (July 26, 2006).
6. Companies Form No. 169 –Return by a company purchasing 3,500,000 of its own shares for cancellation (July 26, 2006).
7. Companies Form No. 169 –Return by a company purchasing 3,535,000 of its own shares for cancellation (July 26, 2006).
8. Companies Form No. 288c – Change of Usual Residential Address of Sir Roy Gardner, a director of Compass Group PLC (July 28, 2006).
9. Companies Form No. 169 –Return by a company purchasing 3,300,000 of its own shares for cancellation (August 8, 2006).
10. Companies Form No. 169 –Return by a company purchasing 2,770,000 of its own shares for cancellation (August 8, 2006).
11. Companies Form No. 169 –Return by a company purchasing 2,615,000 of its own shares for cancellation (August 8, 2006).
12. Companies Form No. 169 –Return by a company purchasing 2,400,000 of its own shares for cancellation (August 17, 2006).
13. Companies Form No. 169 –Return by a company purchasing 2,650,000 of its own shares for cancellation (August 17, 2006).
14. Companies Form No. 169 –Return by a company purchasing 2,336,000 of its own shares for cancellation (August 24, 2006).
15. Companies Form No. 169 –Return by a company purchasing 1,875,000 of its own shares for cancellation (August 24, 2006).

16. Companies Form No. 169 –Return by a company purchasing 730,000 of its own shares for cancellation (August 24, 2006).

17. Companies Form No. 169 –Return by a company purchasing 1,770,000 of its own shares for cancellation (September 12, 2006).

18. Companies Form No. 169 –Return by a company purchasing 2,000,000 of its own shares for cancellation (September 12, 2006).

19. Companies Form No. 169 –Return by a company purchasing 2,750,000 of its own shares for cancellation (September 12, 2006).

20. Companies Form No. 169 –Return by a company purchasing 2,550,000 of its own shares for cancellation (September 19, 2006).

21. Companies Form No. 169 –Return by a company purchasing 2,806,000 of its own shares for cancellation (September 19, 2006).

22. Companies Form No. 169 –Return by a company purchasing 2,000,000 of its own shares for cancellation (September 19, 2006).

23. Companies Form No. 169 –Return by a company purchasing 2,550,000 of its own shares for cancellation (September 25, 2006).

24. Companies Form No. 169 –Return by a company purchasing 1,350,000 of its own shares for cancellation (September 25, 2006).

25. Companies Form No. 363a –Annual Return of Compass Group PLC (September 29, 2006).

26. Companies Form No. 288c – Change of Description of Business Occupation of Sir Roy Gardner, a director of Compass Group PLC (October 2, 2006).

27. Companies Form No. 169 –Return by a company purchasing 2,085,000 of its own shares for cancellation (October 13, 2006).

28. Companies Form No. 169 –Return by a company purchasing 3,180,000 of its own shares for cancellation (October 13, 2006).

29. Companies Form No. 169 –Return by a company purchasing 3,200,000 of its own shares for cancellation (October 13, 2006).

30. Companies Form No. 169 –Return by a company purchasing 3,000,000 of its own shares for cancellation (October 30, 2006).

31. Companies Form No. 169 –Return by a company purchasing 2,850,000 of its own shares for cancellation (October 30, 2006).

32. Companies Form No. 169 –Return by a company purchasing 3,000,000 of its own shares for cancellation (October 30, 2006).

33. Companies Form No. 169 –Return by a company purchasing 2,700,000 of its own shares for cancellation (November 6, 2006).

34. Companies Form No. 169 –Return by a company purchasing 2,400,000 of its own shares for cancellation (November 6, 2006).

35. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 6, 2006).

36. Companies Form No. 288a – Appointment of Sir Ian Robinson as a director of Compass Group PLC (December 1, 2006).

37. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 20, 2006).

38. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 20, 2006).

39. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 29, 2006).

40. Companies Form No. 169 –Return by a company purchasing 1,975,000 of its own shares for cancellation (November 29, 2006).

41. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (November 29, 2006).

42. Companies Form No. 169 –Return by a company purchasing 2,400,000 of its own shares for cancellation (December 8, 2006).

43. Companies Form No. 169 –Return by a company purchasing 2,100,000 of its own shares for cancellation (December 8, 2006).

44. Companies Form No. 169 –Return by a company purchasing 1,100,000 of its own shares for cancellation (December 18, 2006).

45. Companies Form No. 169 –Return by a company purchasing 1,850,000 of its own shares for cancellation (December 18, 2006).

46. Companies Form No. 288b – Resignation of Val Gooding as a director of Compass Group PLC (December 31, 2006).

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pos £26,080

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the [illegible]ve Act [illegible] follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	1,000,000	1,000,000	[illegible]
Nominal value of each share	10p	10p	[illegible]
Date(s) on which the shares were delivered to the company	22.06.06	23.06.06	27.06.06
Maximum prices paid § for each share	242.0414	241.4039	[illegible].8319
Minimum prices paid § for each share	242.0414	241.4039	[illegible]

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,215,201
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 26,080

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 27/6/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

DATACARE SOFTWARE GROUP

288b

Please complete in typescript, or in bold black capitals.

CHFP029

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	30	06	2006

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Sir *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Francis Henry

Surname: Mackay

	Day	Month	Year
†Date of Birth	24	10	1944

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3/7/2006

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form May 2004

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	100,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	03.07.06	04.07.06	05.07.06
Maximum prices paid § for each share	259.0903	260.6999	262.7406
Minimum prices paid § for each share	259.0903	260.6999	262.7406

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,479,009
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 27,400

TR/POS 14/7/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 14 July 2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	850,000	650,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	28.06.07	29.06.06	30.06.06
Maximum prices paid § for each share	256.4832	257.9690	257.7912
Minimum prices paid § for each share	256.4832	257.9690	257.7912

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,434,818
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 32,175

TR/POS 14/7/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 14 July 2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this [illegible]

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

Compass Group PLC

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	64,000	615,000	1,500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	06.07.06	07.07.06	10.07.06
Maximum prices paid § for each share	267.1409	273.0313	269.6703
Minimum prices paid § for each share	267.1409	273.0313	269.6703

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,895,167
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 29,480

POS 27/7/06

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 26 July 2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

For Inland Revenue use only

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

RECEIVED
2007 JAN 23 A
CORPORATE

writ... this m...

Pursuant to section 169 of the Companies Act 1985

Pleas... not wri... in th... below... For ... use ...

co... bo... ...ering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* Compass Group PLC

Shares were purchased by the company under section 162 of the above Act as follows:

... be ... the Regis... within a ... days ... the ...res to ... were ...red ... com...

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,500,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11.07.07	12.07.06	13.07.06
Maximum prices paid § for each share	265.1850	263.7455	263.0918
Minimum prices paid § for each share	265.1850	263.7455	263.0918

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,246,148
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 46,235

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 26 July 2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 4083914

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,035,000	1,500,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14.07.07	17.07.06	18.07.06
Maximum prices paid § for each share	259.8664	254.3406	251.7374
Minimum prices paid § for each share	259.8664	254.3406	251.7374

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,022,100
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 45,115

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 26 July 2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

DSG DATACARE SOFTWARE GROUP

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 01 Month 07 Year 2006

Name *Style / Title: Sir *Honours etc:

Forename(s): Roy Alan

Surname: Gardner

† Date of birth — Day 20 Month 08 Year 1945

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Compass House, Guildford Street

Post town: Chertsey

County / Region: Surrey Postcode: KT16 9BQ

Country: England

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28 July 2006

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the *Registrar of Companies* at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CH[illegible]

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in the space below. For Inland Revenue use only

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,300,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19.07.06	20.07.06	21.07.06
Maximum prices paid § for each share	248.6326	246.4023	245.8834
Minimum prices paid § for each share	248.6326	246.4023	245.8834

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,155,081
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 40,780

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 8/8/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 2[illegible] beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	770,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	24.07.06	25.07.06	26.07.06
Maximum prices paid § for each share	245.9275	249.8688	249.4875
Minimum prices paid § for each share	245.9275	249.8688	249.4875

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,887,205
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 34,440

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 8/8/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies **(Address overleaf)**	For official use	Company number
		4083914

Name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	615,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	27.07.06	28.07.06	31.07.06
Maximum prices paid § for each share	250.5550	252.0250	254.0569
Minimum prices paid § for each share	250.5550	252.0250	254.0569

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,588,250
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 32,945

Signed [signature] Designation ‡ Deputy Company Secretary Date 8/8/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06) General Section	Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in the space below. [...] Revenue

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* Compass Group PLC

* i[...] company

N[...] This [...] delivered to the Registrar [...] period [...] begin[...] first [...] which shar[...] it relat[...] to the [...]

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	500,000	900,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	01.08.06	03.08.06	04.08.06
Maximum prices paid § for each share	258.4730	255.9820	254.9167
Minimum prices paid § for each share	258.4730	255.9820	254.9167

§ [...] is n[...] give [...] information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,158,890
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 30,795

Signed A W V. Derham. Designation ‡ Deputy Company Secretary Date 17/8/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use	Company number
	4083914

Name of company

* insert full name of company

* Compass Group PLC

Note This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	770,000	880,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	07.08.06	08.08.06	09.08.06
Maximum prices paid § for each share	256.5341	252.0955	254.1350
Minimum prices paid § for each share	256.5341	252.0955	254.1350

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,735,103
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 33,680

Signed *Andrew V. Derham* Designation ‡ *Deputy Company Secretary* Date *17/8/2006*

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06) General Section	Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	836,000	1,000,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10.08.06	11.08.06	14.08.06
Maximum prices paid § for each share	251.6627	253.1561	253.9100
Minimum prices paid § for each share	251.6627	253.1561	253.9100

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,905,011
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 29,530

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 24/8/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	875,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	15.08.06	16.08.06	17.08.06
Maximum prices paid § for each share	250.1357	251.3810	252.7500
Minimum prices paid § for each share	250.1357	251.3810	252.7500

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,709,342
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 23,550

Signed [signature] Designation ‡ Deputy Company Secretary Date 24/8/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	50,000	350,000	330,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	18.08.06	21.08.06	22.08.06
Maximum prices paid § for each share	252.5000	253.7857	254.6136
Minimum prices paid § for each share	~~18.08.02~~ 252.5000	253.7857	254.6136

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,854,725
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 9,275

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 24/8/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	370,000	900,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23.08.06	24.08.06	25.08.06
Maximum prices paid § for each share	254.7375	254.6338	253.9611
Minimum prices paid § for each share	254.7375	254.6338	253.9611

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,501,482
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 22,510

TR POS 12/9/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 12/9/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	1,000,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	29.08.06	30.08.06	31.08.06
Maximum prices paid § for each share	254.1000	250.0250	247.9000
Minimum prices paid § for each share	254.1000	250.0250	247.9000

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,010,250
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 25,055

TQ | POS.
12/9/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andw V. Derham Designation ‡ Deputy Company Secretary Date 12/9/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2007 JUN 23 A 8:

FIFTEEN THOUSAND POUNDS A 13 9 06

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

FIFTEEN THOUSAND POUNDS A 13 9 06

FIVE THOUSAND POUNDS H 13 9 06

ONE HUNDRED POUNDS O 13 9 06

TWENTY POUNDS L 13 9 06

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	01.09.06	04.09.06	05.09.06
Maximum prices paid § for each share	253.4000	256.3625	255.9100
Minimum prices paid § for each share	253.4000	256.3625	255.9100

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,023,225
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 35,120

TC2/POS 12/9/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 12/9/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	800,000	750,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14.09.06	15.09.06	18.09.06
Maximum prices paid § for each share	258.7917	258.8319	260.1534
Minimum prices paid § for each share	258.7917	258.8319	260.1534

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,613,107
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 33,070

TR | POS 19/9/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 19/9/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,056,000	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11.09.06	12.09.06	13.09.06
Maximum prices paid § for each share	257.3364	254.4159	257.2271
Minimum prices paid § for each share	257.3364	254.4159	257.2271

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,189,199
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 35,950

TR | POS 19/9/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 19/9/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	06.09.06	07.09.06	08.09.06
Maximum prices paid § for each share	255.6300	256.0019	255.1250
Minimum prices paid § for each share	255.6300	256.0019	255.1250

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,109,410
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 25,550

TRL POS 19/9/06

Signed [signature] Designation ‡ Deputy Company Secretary Date 19/9/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

169

Please do not write in this margin

Pursuant to section 169 of the Com[illegible]

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

[illegible]al use

Comp[illegible]

4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the com[illegible]r section 162 of th[illegible] as follows:

§ A private company is not required to give this information

Class of shares	Or[illegible]	[illegible]dinary	[illegible]
Number of shares purchased	85[illegible]	[illegible]000,000	[illegible]00[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19.09.06	20.09.06	21.09.06
Maximum prices paid § for each share	260.2356	260.4545	261.0841
Minimum prices paid § for each share	260.2356	260.4545	261.0841

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,644,136
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 33,225

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 25/9/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company Number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	
Number of shares purchased	900,000	450,000	
Nominal valuè of each share	10p	10p	
Date(s) on which the shares were delivered to the company	22.09.06	25.09.06	
Maximum prices paid § for each share	261.1000	263.0600	
Minimum prices paid § for each share	261.1000	263.0600	

§ A private company is not required to give this information

RECEIVED

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,533,670
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 17,670

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 25/9/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

DATACARE SOFTWARE GROUP

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4083914

Company Name in full Compass Group PLC

Date of this return

The information in this return is made up to

Day Month Year

2 9 / 0 9 / 2 0 0 6

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

2 9 / 0 9 / 2 0 0 7

Registered Office

Show here the address **at the date of this return.**

Any change of registered office ***must*** *be notified on form 287.*

Compass House

Guildford Street

Post town: Chertsey

County / Region: Surrey

UK Postcode: K T 1 6 9 B Q

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

5552 7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars

The Registry, 34 Beckenham Road

Post town: Beckenham

County/Region: Kent

UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County/Region:

UK Postcode:

Company type

Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): Timothy Charles

Surname: Mason

Address ††

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

231 Station Road

Knowle

Post town: Solihull

County/ Region: West Midlands

UK Postcode: B93 0PU

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 29/03/1959

Forename(s): Richard John

Surname: Cousins

☐ **Address** ††: Lane Gate

The Common

Post town: Hyde Heath

County / Region: Buckinghamshire

UK Postcode: HP6 5RW

Country:

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day Month Year): 20/08/1945

Forename(s): Roy Alan

Surname: Gardner

☑ **Address** ††: Compass House

Guildford Street

Post town: Chertsey

County / Region: Surrey

UK Postcode: KT16 9BQ

Country: England

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 17 / 12 / 1940

Forename(s): Peter Hugh

Surname: Blackburn

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: Watersmeet

12 Promenade Square

Post town: Harrogate

County / Region: North Yorkshire

UK Postcode: HG1 2PH

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 14 / 04 / 1954

Forename(s): Stephen Charles

Surname: Burrard-Lucas

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: 50 The Rise

Post town: Sevenoaks

County / Region: Kent

UK Postcode: TN13 1RL

Country:

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 1 9 / 0 7 / 1 9 4 3

Forename(s): Peter Edward Blackburn

Surname: Cawdron

☐ **Address ††**: The Old Bakery

Rectory Road

Post town: Great Haseley

County / Region: Oxfordshire

UK Postcode: O X 4 4 7 J G

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mrs

Date of Birth (Day / Month / Year): 1 4 / 0 5 / 1 9 5 0

Forename(s): Valerie Frances

Surname: Gooding

☐ **Address ††**: No 19 Bloomsbury Mansions

13-16 Bedford Way

Post town: London

County / Region:

UK Postcode: W C 1 B 5 E R

Country:

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day Month Year): 10/10/1944

Forename(s): Sven Alexander

Surname: Kado

☐ **Address ††**: Pienzenauerstr 31a

Post town: 81679 Munich

County / Region:

UK Postcode:

Country: Germany

Nationality: German

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day Month Year): 16/07/1960

Forename(s): Andrew David

Surname: Martin

☐ **Address ††**: 5 Dalkeith Road

Post town: Harpenden

County / Region: Hertfordshire

UK Postcode: AL5 5PP

Country: England

Nationality: British

Business occupation: Director

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	2,101,903,901	£ 210,190,390.10
Totals	2,101,903,901	£ 210,190,390.10

List of past and present shareholders

(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 13/10/2006

† ~~a director~~ /secretary

† Please delete as appropriate.

If you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

DSG DATACARE SOFTWARE GROUP

List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

- ➢ Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- ➢ You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- ➢ List the company shareholders in alphabetical or provide an index
- ➢ List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4083914

Company Name in full Compass Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 20 Month 09 Year 2006

Name *Style / Title: Sir *Honours etc:

Forename(s): Roy Alan

Surname: Gardner

† Date of Birth — Day 20 Month 08 Year 1945

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Post town:

County / Region: Postcode:

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*: Business Occupation changed to Company Director

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 2/10/2006

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham

Tel 01932 573000

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
40[illegible]

Please do not write in the space below For Inland Revenue use only

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	85,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	26.09.06	27.09.06	28.09.06
Maximum prices paid § for each share	267.5400	269.5700	274.6800
Minimum prices paid § for each share	267.5400	269.5700	274.6800

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,669,909
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 28,350

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 13/10/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Please do not write in this space. For Inland Revenue use only.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	1,000,000	68[illegible]	[illegible]00,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	02.10.06	03.10.06	04.10.06
Maximum prices paid § for each share	268.2067	269.8027	268.3259
Minimum prices paid § for each share	268.2067	269.8027	268.3259

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,541,614
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 42,710

RECEIVED

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed A. V. Derham   Designation ‡ Deputy Company Secretary   Date 13/10/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this box for official use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	1,000,000	1,200,000	[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	05.10.06	06.10.06	09.10.06
Maximum prices paid § for each share	266.6987	263.5380	265.3250
Minimum prices paid § for each share	266.6987	263.5380	265.3250

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,482,693
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 42,415

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 13/10/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* Compass Group PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,200,000	800,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10.10.06	11.10.06	12.10.06
Maximum prices paid § for each share	267.5729	268.7500	269.1175
Minimum prices paid § for each share	267.5729	268.7500	269.1175

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,052,050
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 40,265

TIR | POS 2/11/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 30/10/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use	Company number
4083914

Name of company

* Compass Group PLC

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	850,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	13.10.06	16.10.06	17.10.06
Maximum prices paid § for each share	270.9625	270.8250	273.2941
Minimum prices paid § for each share	270.9625	270.8250	273.2941

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,740,875
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 38,705

TR | POS 9/11/06

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 30/10/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

1290
PC
1.06

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

For Inland Revenue use only.

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	18.10.06	19.10.06	20.10.06
Maximum prices paid § for each share	275.9550	275.8363	273.9188
Minimum prices paid § for each share	275.9550	275.8363	273.9188

§ A private company is not required to give this information

RECEIVED
2007 JAN 23 A 8:13

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,257,101
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 41,290

TO \ POS
2/11/06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 30/10/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

82 - 5161

£37,485 CD (100) y

G

COMPANIES FORM No. 169

169

Return by a company [illegible] its own shares

CHWP000

Please do not write in this margin

Pursuant to [illegible] Compa[illegible]

Please do not write in [illegible] For [illegible] use

Please complete legibly, preferably in black type, or bold block lettering

To the Regi[illegible] (Address overl[illegible]) [illegible] use

Company number: 408391[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the co[illegible] section 162 [illegible] as follows:

Class of shares	Ordi[illegible]	Ordinary	[illegible]
Number of shares purchased	1,0[illegible]	[illegible]000,000	70[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23.10.06	24.10.06	25.10.06
Maximum prices paid § for each share	274.7275	277.6725	281.8214
Minimum prices paid § for each share	274.7275	277.6725	281.8214

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,496,750
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 37,485

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed A.W V. Derham Designation ‡ Deputy Company Secretary Date 6/11/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purch[illegible] its own s[illegible]

169

CHWP000

Please do not write in this margin

Pursuant to section 1[illegible] e Companies A[illegible]

Please complete legibly, preferably in black type, or bold block lettering

To the Registra[illegible] mpa[illegible]
(Address over[illegible])

For official use [illegible] | Company number: 4083914

[illegible] do not [illegible] ace be[illegible] Re[illegible]

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company u[illegible] 62 of the [illegible] ct as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	[illegible]y	Or[illegible]
Number of shares purchased	1,000,00[illegible]	[illegible]	[illegible]700[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	26.10.06	27.10.06	30.10.06
Maximum prices paid § for each share	279.3000	282.5089	283.8036
Minimum prices paid § for each share	279.3000	282.5089	283.8036

RECEIVED

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,757,188
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 33,790

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 6/11/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)

General Section	Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies [illegible]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address [illegible])

For official use

Company number
408394 [illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of [illegible] as follows:

Class of shares	Ordinary	[illegible]inary	[illegible]
Number of shares purchased	700,000	[illegible],000	[illegible]00,0[illegible]
Nominal value of each share	10p	10p	
Date(s) on which the shares were delivered to the company	31.10.06	01.11.06	02.11.06
Maximum prices paid § for each share	282.1339	281.7054	281.5071
Minimum prices paid § for each share	282.1339	281.7054	281.5071

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,917,425
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 29,590

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham, Designation ‡ Deputy Company Secretary Date 6/11/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

DSG DATACARE SOFTWARE GROUP

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of appointment	0 1	1 2	2 0 0 6
†Date of Birth	0 3	0 5	1 9 4 2

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Sir *Honours etc:

Forename(s): Ian

Surname: Robinson

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: The Tilehouse, Tilehouse Lane

Post town: Denham Postcode: UB9 5DG

County / Region: Buckinghamshire Country:

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 1/12/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 1/12/2006

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 4083914

† Directors only.

†Other directorships

- Ladbrokes PLC
- Scottish & Newcastle PLC
- Siemens Holdings PLC
- Amey PLC, resigned on 31/12/2003
- Amey UK PLC, resigned on 31/12/2003
- Ladbrokes Employee Share Trust Limited, resigned on 20/02/2002

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

1,29410

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use | Company number

408

Please do not write in the space below For Inland Revenue use only

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	03.11.06	06.11.06	07.11.06
Maximum prices paid § for each share	279.7857	279.5714	280.8214
Minimum prices paid § for each share	279.7857	279.5714	280.8214

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,881,250
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 29,410

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 20/11/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

CH[illegible]

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space. For official use [illegible]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
[illegible]983914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	08.11.06	09.11.06	10.11.06
Maximum prices paid § for each share	282.9732	285.4843	286.3730
Minimum prices paid § for each share	282.9732	285.4843	286.3730

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,983,814
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 29,920

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 20/11/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please ... in the space below. For Inland Revenue use ...

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* Compass Group PLC

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	13.11.06	16.11.06	17.11.06
Maximum prices paid § for each share	287.0446	287.4643	284.6089
Minimum prices paid § for each share	287.0446	287.4643	284.6089

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,013,825
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 30,070

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 29/11/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)

General Section

Post room

fore this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED
2007 JAN 23 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

169

Please …

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* Compass Group PLC

* Insert …

Note …

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	575,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	20.11.06	21.11.06	22.11.06
Maximum prices paid § for each share	285.6429	286.5357	287.7283
Minimum prices paid § for each share	285.6429	286.5357	287.7283

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,659,688
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 28,300

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 29/11/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)
General Section | Post room

fore this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G su

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* Compass Group PLC

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23.11.06	24.11.06	27.11.06
Maximum prices paid § for each share	287.0893	286.4179	285.8839
Minimum prices paid § for each share	287.0893	286.4179	285.8839

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,015,738
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 30,080

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 29/11/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey
KT16 9BQ

For official Use (04/06)

General Section

Post room

fore this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company Number: 4083

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	1,000,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	28.11.06	29.11.06	05.12.06
Maximum prices paid § for each share	283.1607p	278.3450p	287.7900p
Minimum prices paid § for each share	283.1607p	278.3450p	287.7900p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,780,104.90
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 33,905

Signed [signature] Designation ‡ Deputy Company Secretary Date 8/12/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Gerry Absalom
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

£30605

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

408391

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	06.12.06	07.12.06	08.12.06
Maximum prices paid § for each share	292.0000p	291.5000p	290.9200p
Minimum prices paid § for each share	292.0000p	291.5000p	290.9200p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,120,940
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 30,605

RECEIVED

Signed [signature] Designation ‡ Deputy Company Secretary Date 8/12/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Gerry Absalom
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

DB10/01

£15855

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 408391[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the [illegible] Act as follows:

Class of shares	Ordinary	Ordinary	O[illegible]
Number of shares purchased	700,000	100,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11.12.06	12.12.06	13.12.06
Maximum prices paid § for each share	288.0200p	288.0000p	288.9000p
Minimum prices paid § for each share	288.0200p	288.0000p	288.9000p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,170,840
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 15,855

[illegible]ease [illegible] the sp[illegible] [illegible]ow. Inlan[illegible] [illegible]nue onl[illegible]

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andw V. Derham Designation ‡ Deputy Company Secretary Date 18/12/2006

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G 169

COMPANIES FORM No. 169

Return by a company purchasing its own shares

£26855 JR

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use

Company number
40839

Name of company

* Compass Group PLC

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	450,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14.12.06	15.12.06	18.12.06
Maximum prices paid § for each share	290.4464p	288.8647p	292.2891p
Minimum prices paid § for each share	290.4464p	288.8647p	292.2891p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,370,478.65
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 26,855.00

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 18/12/2006

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   HMRC Stamp Office
   9th Floor
   City Centre House
   30 Union Street
   Birmingham
   B2 4AR

   Tel: 0845 6030135

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

DSG DATACARE SOFTWARE GROUP

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mrs *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Valerie Frances

Surname: Gooding

	Day	Month	Year
†Date of Birth	1 4	0 5	1 9 5 0

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 2|1|2007

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004